UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ended March 31, 2005

Date:	May 25, 2005
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager—Financial Policy Division
(Phone) +81-3-3240-8211
Date of resolution of Board of Directors with respect to the consolidated financial statements:	May 25, 2005
Trading accounts:	Established

1. Consolidated financial data for the year ended March 31, 2005

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the year ended March 31,
	2005	2004
Ordinary income	2,628,509	2,555,183
Change from the previous year	2.9%	(7.8)%
Ordinary profit	593,291	578,371
Change from the previous year	2.6%	—
Net income	338,416	560,815
Change from the previous year	(39.7)%	—
Net income per common share	51,086.02	87,156.63
Net income per common and common equivalent share	—	85,017.34
Net income as a percentage of shareholders’ equity	7.9%	16.7%
Ordinary profit as a percentage of total liabilities, minority interest and shareholders’ equity	0.5%	0.6%
Ordinary profit as a percentage of ordinary income	22.6%	22.6%

Notes:

1.	Equity in earnings of affiliates for the year ended:

March 31, 2005:	17,686	million yen
March 31, 2004:	3,595	million yen

2.	Average number of shares outstanding for the year ended:

March 31, 2005:
(common stock)	6,510,652	shares
(preferred stock-class 1)	60,779	shares
(preferred stock-class 2)	4,109	shares
(preferred stock-class 3)	11,780	shares
March 31, 2004:
(common stock)	6,349,929	shares
(preferred stock-class 1)	81,022	shares
(preferred stock-class 2)	58,039	shares

3.	Changes in accounting policy: No

(2) Financial Condition

	(in millions of yen except per share data and percentages)
	As of March 31,
	2005	2004
Total assets	110,285,508	106,615,487
Shareholders’ equity	4,777,825	4,295,243
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	4.3%	4.0%
Shareholders’ equity per common share	673,512.65	620,797.48
Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements, the “BIS”)	(preliminary basis) 11.76%	12.95%

Note:

Number of shares outstanding as of:

March 31, 2005:
(common stock)	6,538,751	shares
(preferred stock-class 1)	40,482	shares
(preferred stock-class 3)	100,000	shares
March 31, 2004:
(common stock)	6,473,306	shares
(preferred stock-class 1)	81,022	shares
(preferred stock-class 2)	15,000	shares

(3) Cash flows

	(in millions of yen)
	For the year ended March 31,
	2005	2004
Net cash provided by (used in) operating activities	1,289,492	2,999,790
Net cash provided by (used in) investing activities	(402,229)	(3,893,910)
Net cash provided by (used in) financing activities	331,922	(71,269)
Cash and cash equivalents at end of fiscal year	4,243,076	3,034,525

(4) Scope of consolidation and application of the equity method

Consolidated subsidiaries: 146 Affiliated companies accounted for by the equity method: 25

(5) Change in the scope of consolidation and application of the equity method

Consolidated subsidiaries:	Newly included: 7	Excluded: 13
Affiliated companies accounted for by the equity method:	Newly included: 2	Excluded: 1

2. Earning projections for the fiscal year ending March 31, 2006

	(in millions of yen)
	Ordinary income	Ordinary profit	Net income
For the six months ending September 30, 2005	1,300,000	300,000	140,000
For the year ending March 31, 2006	3,850,000	900,000	400,000

Projected net income per common share for the year ending March 31, 2006 (yen):                47,008.13

Note:

The projected earning is based on an assumption of merger with UFJ holdings Inc. on October 1 2005, with MTFG as surviving entity. Interim projected earning is solely on MTFG basis and fiscal year projected earning is on merger basis.

(Reference)

Formulas for computing ratios for the fiscal year ended March 31, 2005 are as follows.

Net income per common share

    Net income – (Total dividends on preferred stock + Bonus paid to director)

Average number of common stock for the fiscal year *

Net income per common and common equivalent share

    Net income – (Total dividends on preferred stock + Bonus paid to director) + Adjustments in net income

Average number of common stock for the fiscal year * + Common equivalent share

Net income as a percentage of shareholders’ equity

Net income – (Total dividends on preferred stock + Bonus paid to director)	× 100
{ [Shareholders’ equity at the beginning of the fiscal year - Number of preferred stock at the beginning of the fiscal year × Issue price] + [Shareholders’ equity at fiscal year end - Number of preferred stock at fiscal year end × Issue price] } / 2

Shareholders’ equity per common share

    Shareholders’ equity at fiscal year end – Deduction from shareholders’ equity**

Number of common stock at fiscal year end *

Formula for computing projected earning ratio for the fiscal year ending March 31, 2006 is as follows.

Projected net income per common share

    Projected net income*** - Projected total dividends on preferred stock***

Projected average number of common stock for the fiscal year *

*	excluding treasury stock
**	number of preferred stock at fiscal year end × issue price + total dividends on preferred stock
***	based on an assumption of the merger with UFJ Holdings, Inc. on October 1, 2005, The Mitsubishi UFJ Financial Group, Inc.’s projected figures

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report, the registration statement on Form F-4 that MTFG filed with the U.S. SEC and other disclosures.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

1. Information on MTFG

MTFG is engaged primarily in the banking business and also conducts trust business, securities business, asset management business and other related financial businesses.

The following is an illustration of the Company’s corporate governance structure and major subsidiaries.

General Meeting of Shareholders
Corporate Auditor
Board of Corporate Auditors
Board of Directors
Compliance Advisory Committee
Advisory Board
Executive Committee
Other Committees
Corporate Policy Meeting
Group Head
Group Head
Group Head
Chief Planning Officer
Chief Financial Officer
Chief Risk Management Officer
Integrated Retail Banking Business Group
Integrated Corporate Banking Business Group
Integrated Trust Assets Business Group
Corporate Staff Function
Corporate Risk Management Function
Retail Business Planning Division
Retail Business Development Division
Investment Products Development Division
Corporate Owner Private Banking Division
Comprehensive Card Division
Retail Academy
Corporate Business Planning Division
Trust Business Planning Division
Corporate Business Development Division No.1
Corporate Business Development Division No.2
Asset Management and Administration Planning Division
Corporate Administration Division
Corporate Policy Division
Financial Policy Division
Corporate Risk Management Division
Credit & Investment Management Planning Division
Audit Division
Overall business strategy of retail businesses
Strategy for retail products, business and services, administration of retail business branches
Strategy for investment trusts and other trust-type investment products
Strategy for corporate owner private banking
Comprehensive card business strategy
Education, training, etc.
Overall business strategy of corporate business (except trust assets business)
Overall business strategy of corporate business (including trust assets business)
Business strategy with large corporations
Business strategy with mid-sized and small to mid-sized corporations
Overall business strategy of the trust assets business
General meeting of shareholders, executive secretaries, human resources and general affairs
Overall group business strategy and planning, public relations and investor relations
Capital funding, financial strategy, investment administration and financial reporting
Overall control of comprehensive group risk management and group compliance
Overall control of group credit risk and credit portfolio
Overall group internal audits
Integrated Business Group
Corporate Center
Major subsidiaries
The Bank of Tokyo-Mitsubishi, Ltd.
The Mitsubishi Trust and Banking Corporation
Mitsubishi Securities Co., Ltd.

2. Management Policy

(1)	Principal management policy

MTFG’s management philosophy set forth below represents the core set of principles that forms the foundation for our strategies and decision-making process.

Group Management Philosophy

Founded on the key principles of trust and reliability,

Mitsubishi Tokyo Financial Group

contributes to the prosperity of its customers at home and abroad and of the communities it serves, and

continuously creates social and economic value,

by providing comprehensive financial services.

(2)	Basic policy regarding profit distribution

Given the public nature of a bank holding company, it is the Company’s policy to endeavor to maintain stable dividends while improving the Company group’s overall strength in order to bolster its financial health and continued sound management.

For the fiscal year ended March 31, 2005, the Company plans to pay year-end dividends of ¥6,000 per share for common stock, ¥41,250 per share for class 1 preferred stock (which, together with the interim dividend, shall result in a total of ¥82,500 per share for the fiscal year ended March 31, 2005) and ¥7,069 per share for class 3 preferred stock (which, dividend will be paid on a pro-rated daily basis for the fiscal year ended March 31, 2005 as class 3 preferred stock was issued on February 17, 2005).

(3)	Basic policy relating to the possible lowering of the minimum investment amount

With regard to the possible lowering of the minimum investment amount of the Company’s common stock, the Company does not believe that it needs to make any actions immediately, after taking into account such factors as the stock price, the number of shareholders, liquidity issues and the transaction costs and potential benefits. The Company, however, will continue to consider, as appropriate, the possibility of lowering the minimum investment amount, taking into account the investors’ needs and the factors described above.

(4)	Management targets

The company and UFJ Holdings has made and is devoting considerable efforts to prepare for management integration in October 2005, which is subject to the approval of the shareholders and the relevant authorities.

The new group has set the following management targets for the fiscal year ending March 31, 2009:

Fiscal year ending March 31, 2009
Consolidated net operating profit*1	Approximately 2,500 billion yen
Consolidated expense ratio	40-45%
Consolidated net income	Approximately 1,100 billion yen
Consolidated ROE*2	Approximately 17%

*[1]	Consolidated net operating profit before consolidation adjustments (management accounting basis, excluding dividend income from subsidiaries.)
*2	ROE shall be calculated as follows:

Consolidated net income – Dividends on non-convertible preferred stock	X 100
{(Consolidated shareholders’ equity at the beginning of period – Number of outstanding shares of non-convertible preferred stock at the beginning of period x Issued price – Land revaluation excess at the beginning of period – Unrealized gains (losses) on securities available for sale at the beginning of period) + (Consolidated shareholders’ equity at the end of period – Number of outstanding shares of non-convertible preferred stock at the end of period x Issued price – Land revaluation excess at the end of period – Unrealized gains (losses) on securities available for sale at the end of period)}/ 2

Underlying macroeconomic assumptions:

	FY2005	FY 2006	FY 2007	FY 2008
3M Tibor (period average)	0.13%	0.29%	0.41%	0.46%
10 year JGB (period average)	1.81%	2.22%	2.29%	2.29%
JPY to 1USD (at FY end)	105 yen	105 yen	105 yen	105 yen
Real GDP growth rate (annual)	1.1%	1.9%	1.0%	1.8%

(5)	Medium term management strategy

In our “First Medium-Term Strategic Plan” and “Medium-Term Business Plan (2004)”, starting from fiscal 2004, MTFG set an aspiration of becoming one of the world’s top ten financial institutions by market capitalization within three years. We positioned our retail, corporate and trust assets (asset management and administration) businesses as our three core businesses and from April 2004 we introduced an integrated business group system encompassing these three businesses. Based on market specific strategies formulated by the integrated business group headquarters our bank, trust bank and securities subsidiaries execute business.

In order to further its aims and widely deliver comprehensive, high quality financial services, in August 2004 MTFG concluded a basic agreement with regard to management integration with UFJ group. Subsequently, in September 2004, we set a new aspiration of becoming one of the top five global financial institutions by market capitalization by the end of fiscal 2008. The following is an outline of our business strategy to achieve this new aspiration:

1.	Pursue an integrated group strategy

By further strengthening and enhancing our integrated business group system we aim to create a framework in which our subsidiaries can more fully and rapidly respond to customers’ needs. By combining the capabilities of the Group’s commercial banks, trust banks and securities companies we aim to deliver innovative and high quality products and services that meet the diverse needs of customers. Further, by introducing management administration tools such as the balanced score card (BSC) we intend to improve our systems for monitoring our integrated strategy and business execution.

2.	Pursue Groupwide efficiency

By steadily progressing management and systems integration in the new group we aim to pursue Groupwide efficiency by rapidly realizing cost reductions and other efficiency benefits, while also seeking to optimize the allocation of Group resources, and the management and procurement of Group funds.

3.	Build trust and confidence

Through establishing a transparent and effective corporate governance framework, appropriately disclosing information, and enhancing risk management and control we aim to inspire the trust and confidence of a broad range of stakeholders including customers, shareholders and society at large.

(6)	Issues facing the company

Subject to the receipt of approval by shareholders and the relevant authorities MTFG will steadily prepare for integration with UFJ group in October 2005. The new group that will be created will pursue a thoroughly customer-focused approach, and aim to win the strong support of customers as a comprehensive financial group and realize its target of joining the global top five.

Under the integrated business group system, through product development strengths backed by strategic global business alliances, the Retail business will aim to provide global standard products and services in Japan and meet customers diverse needs. Specifically, while focusing on investment products, loans, consumer finance, and inheritance and real estate business we will also develop integrated retail sales outlets that combine banking, trust and securities services in a single location.

In the Corporate business based on a full-line business base including banking, trust banking securities, and global business we will provide the highest quality service and deliver innovative products. Specifically, for large corporate customers we will provide timely solutions to their business issues, for medium-sized corporates we will aim to promote IPOs and business-matching services, etc., and for small- to medium-sized corporates we aim to enhance our simple and rapid screening model in order to provide standardized and efficient small scale financing that is advantageous to them.

In the Trust Assets business, in both asset management and asset administration, we will aim to strengthen our product line-up and provide a full-line service, leveraging scale merits to provide an efficient system that can meet all types of customer requirements.

At the same time, the new group, as the world’s largest by assets and with its diverse array of subsidiaries, will establish a stable and effective system of corporate governance in order to achieve sound and appropriate management. Specifically, in order to improve transparency and fulfill its duty of accountability more precisely and fully for shareholders, based on a system of a Board of Directors and Board of Corporate Auditors, the new holding company will strengthen oversight of the Group from an outside viewpoint, and introduce a voluntary committee system.

With respect to the governance of the entire group we will establish a group-wide risk management and internal audit systems, strengthen the supervision of our main subsidiaries for example by the dispatch of board members, and create a governance system appropriate to a financial group that aims to join the global top five. Through integration of MTFG with UFJ group we aim to create a premier comprehensive global financial group that can grow corporate value while competing and succeeding on the global stage.

(7)	Corporate governance principles and status of implementation of corporate governance changes

<Corporate Governance Principles>

The “Group Management Philosophy” is the basic policy for forming management strategies and all activities relating to the business decisions the Company makes. The Company also established the “MTFG Code of Ethics” which is a set of common values and ethical principles to be shared by the employees of the Company.

In order to realize the principles of the Group Management Philosophy and MTFG Code of Ethics we are working to strengthen our corporate governance.

<MTFG Code of Ethics>

•	Establishment of Trust

Fully cognizant of the importance of the Group’s social responsibilities and public role, we strive to maintain unwavering trust from society through the sound and proper management of our business activities, based on the principle of accountability.

•	Serving Our Clients First

We recognize that the satisfaction of our clients and their confidence in MTFG form the foundation of the Group’s very existence. As such, we endeavor to always provide our clients with the highest quality products and services best suited to their needs.

•	Sound and Transparent Management

We endeavor to manage our affairs in a sound and transparent manner by maintaining appropriate and balanced relationships with all stakeholders, including clients, shareholders and others, while assuring fair, adequate and timely disclosure of corporate information.

•	Strict Observance of Laws, Regulations, and Internal Rules

We are committed to strictly observing relevant laws, regulations, and internal rules and to acting with fairness and integrity in conformity with the common values of society at large. As a diversified global financial services group, we also make continuous efforts to operate in ways that reflect internationally accepted standards.

•	Respect for Human Rights and the Environment

We respect human rights and the environment and seek to co-exist in harmony with society.

•	Disavowal of Anti-Social Elements

We stand firmly against supporting the activities of any group or individual that unlawfully threatens public order and safety.

<Status of Implementation of Corporate Governance Changes>

i.	Corporate governance structures for decision making, administration and supervision

The Board of Directors of the Company is comprised of eleven directors, two of whom are outside directors. The Board of Directors decides the administration of the affairs of the Company and supervises the execution of duties of the directors.

The Company has a Board of Corporate Auditors pursuant to the Japanese Commercial Code. The Board of Corporate Auditors of the Company is comprised of five corporate auditors, two of whom are from outside the Company. Pursuant to the audit policies and plans adopted by the Board of Corporate Auditors, each corporate auditor oversees the execution of duties by the directors by attending meetings, including meetings of the Board of Directors, and by reviewing the business performance and financial conditions of the Company.

The Corporate Administration Division provides staffing support to all directors and corporate auditors, including the outside directors and outside corporate auditors.

From the perspective of strengthened corporate governance, in order to clearly separate the functions of the oversight of business and the execution of business, an executive officer system has been introduced. The Heads and Deputy Heads of the integrated business groups and heads of the major business lines are executive officers, and the seven managing officers and thirteen executive officers engage in executing business as decided by the Board of Directors.

Pursuant to the basic policies adopted by the Board of Directors, the Executive Committee comprised of seven members, the Chairman, President, Deputy President, two Senior Managing Directors, and two directors nominated by the President, deliberates on and decides important management affairs of the Company.

The Company has also set up the Compliance Advisory Committee comprised of external lawyers and accountants and in addition has established the Advisory Board comprised of outside experts, and various committees and the Corporate Policy Meeting that serve as advisory bodies to the Executive Committee.

The main committees are as follows:

•	Management Planning Committee: The Management Planning Committee deliberates on and follows up on overall group policies, capital policies and financial planning. The committee convenes on a quarterly basis.

•	Internal Audit Committee: (Formerly the Audit & Compliance Committee): The Internal Audit Committee deliberates on important matters relating to internal audits of the Group overall. The committee convenes on a quarterly basis. (From October 2004 a separate Compliance Committee has been established that deliberates on matters related to legal compliance of the Group overall)

•	Disclosure Committee: The Disclosure Committee deliberates on the accuracy of disclosure and internal disclosure standards. The committee convenes at least four times a year.

•	Corporate Risk Management Committee: The Corporate Risk Management Committee deliberates on important matters relating to all types of risks across the entire Group. The committee convenes on a quarterly basis.

•	Credit & Investment Committee: The Credit & Investment Committee deliberates on important aspects of credit risk management across the entire Group. The committee convenes semi-annually.

•	Personnel Committee: The Personnel Committee deliberates with respect to personnel measures necessary to the management of the integrated business system. The committee convenes as needed.

•	Asset & Liability Management Committee: The Asset & Liability Management Committee deliberates on important aspects of investment and funding activities across the entire Group. The committee convenes semi-annually.

•	Operations & Systems Integration Committee: The Operations & Systems Integration Committee deliberates on the integration of Group operations and IT systems. The committee convenes semi-annually.

•	Credit Committee: The Credit Committee deliberates on important matters relating to the concentration of credit across the entire Group’s portfolio. The committee convenes monthly.

•	Compliance Committee: The Compliance Committee deliberates on matters related to legal compliance of the Group overall. (Formerly the Audit & Compliance Committee deliberated on these matters but its role in this respect has been succeeded by the Compliance Committee as of October 2004).

•	Corporate Policy Meeting: The Corporate Policy Meeting deliberates and exchanges opinions from a broad perspective on fundamental policy with respect to matters of major importance regarding the integrated management and integrated business of the group. The meeting convenes as needed.

•	Compliance Advisory Committee: The Compliance Advisory Committee makes compliance related proposals and provides advice to the Board of Directors from an independent standpoint to improve the effectiveness of the Group’s compliance activities. The committee convenes on a quarterly basis.

•	Advisory Board: The Advisory Board advises the Executive Committee on all aspects of management from an independent standpoint. The board convenes semi-annually.

ii.	Status of Internal audit, Board of Auditors audit and Accounting Audit

In order to assess the validity and effectiveness in achieving the Group’s business objectives of the Group’s internal controls, these are evaluated and verified by audit departments that are independent of the operating divisions. A supervisory audit department has been established within the Group to which the audit departments report and which provides advice on problems and improvement measures as necessary. The audit department comprises 10 internal audit staff as well as staff from several subsidiary banks’ audit offices. In other words, based on the COSO standards and with the aim of establishing a process-checked, risk-based audit system it monitors the planning of the entire Group’s internal auditing, receives and assesses verification information from subsidiaries’ internal audit departments and performs internal audit of the divisions of MTFG. In addition the Audit Committee is responsible for deliberating on the major items of basic audit policy in respect of the status and execution of internal audit of the entire group and reporting on problems arising from internal audit and their remediation. Of matters deliberated, major items are referred to or reported to the Executive Committee and the Board of Directors.

As noted in (i) Corporate governance structures for decision making, administration and supervision, the Board of Corporate Auditors and the corporate auditors oversee the directors in the execution of their duties. Further, on an approximately monthly basis the Audit Division, full-time Corporate Auditor and accounting auditor hold a meeting to exchange opinions. Also through close links between the Board of Corporate Auditors and accounting auditors, information is shared on audit measures and the results of audits.

An outline of the status of accounting auditing is as follows:

Mr. Yoshio Iguchi, Mr. Kazutoshi Kogure and Mr. Hiroyuki Sonou are Certified Public Accountants in charge of audit service to us and they are Partner of Deloitte Touche Tohmatsu. There are 9 Certified Public Accountants, 6 Junior Certified Public Accountants and 1 personal who assist audit service to us.

The Company’s framework of operation and audit and the framework of internal control are as follows:

The Company receives advice from external lawyers and accountants, if needed for the execution of its duties.

iii.	Summary of related party transactions between the company and outside corporate auditors and outside directors

The outside directors and outside corporate auditors have no personal ties with other directors and corporate auditors, and do not have related party transactions with the Company which are material or that are unusual in their nature or conditions

Ryotaro Kaneko, an outside director, also serves as President of Meiji Yasuda Life Insurance Company, with which the Company has a business relationship. Takuma Otoshi, an outside director, also serves as President of IBM Japan, Ltd., with which the Company has a business relationship.

iv.	Implementation of measures to strengthen the corporate governance structure during the fiscal year 2004

During the fiscal year 2004, the Board of Directors met 26 times to decide the administration of affairs of the Group, and the Executive Committee met 48 times to deliberate on and decide important management affairs.

The Board of Corporate Auditors met 20 times and decided audit policies and plans. Pursuant to the audit policies and plans, each corporate auditor oversaw the execution of duties by the directors by attending key meetings, including meetings of the Board of Directors, and by reviewing the business performance and financial conditions of the Company. The Management Planning Committee and the Audit & Compliance Committee each met 4 times. The Disclosure Committee met 6 times and Integration Risk Management Committee met 4 times. The Personnel Committee, the Asset & Liability Management Committee and the Operations & Systems Integration Committee each met once. The Credit Committee met 9 times, the Compliance Committee met twice and the Corporate Policy Meeting met 10 times. The Compliance and Advisory Committee met 4 times and provided proposals and advice to the Board of Directors. The Advisory Board met 3 times and provided advice to the Executive Committee.

As we move toward integration with the UFJ group the corporate governance structure of the new group has been reviewed, and in April 2005 the two groups publicly announced a corporate governance system comprising both directors and corporate auditors that is designed to operate stably and effectively and includes the introduction of ‘outsiders’ viewpoints. Specifically, a majority of the members of the Board of Corporate Auditors will be outside auditors, and a number of outside directors will be appointed such that at least 30% of board members are outsiders. Moreover, as a voluntary measure, we will introduce a system of board committees, the Internal Audit and Compliance Committee, the Remuneration Committee and the Nomination Committee, each of which will be chaired by an outsider and be comprised mainly of outsiders.

With respect to the disclosure of corporate information, from fiscal 2004 we have been producing and distributing to customers and shareholders a quarterly business report. In addition, a ‘2004 Disclosure Report’ and ‘2005 Interim Disclosure Report’ as well as a ‘2004 Mini-Disclosure Report’ and ‘2005 Interim Mini-Disclosure Report’ for individual investors and customers was published and information on management integration with UFJ group was disclosed on the website.

•	Compensation to Directors and Corporate Auditors

Compensation to Directors:	¥331 million (including ¥12 million to Outside Directors)

Compensation to Corporate Auditors:	¥64 million (including ¥19 million to Outside Auditors)

Notes:

1.	The Compensation above means the aggregate amount of remuneration, including bonuses but excluding retirement allowances, paid by MTFG and consolidated subsidiaries during the year ended March 31, 2005 to our directors and corporate auditors respectively.

2.	The retirement allowances, paid by MTFG and consolidated subsidiaries during the year ended March 31, 2005 to our directors and corporate auditors was ¥104 million and ¥17 million, respectively.

•	Specification of Auditing Fee

Total amount of service fee paid to Deloitte Touche Tohmatsu, stated under Certified Public Accountant Law (No.103, Syowa-23) Article 2-1: ¥1,343 million

Total amount of service fee paid to Deloitte Touche Tohmatsu for other service than stated above: ¥1,544 million

Notes:

Total amount of service fee is a summation of that of MTFG and consolidated subsidiaries.

viii.	Parent Information

Description is omitted since there is no parent company.

3. Result of Operations and Financial Condition

(1)	Result of operations

With respect to the financial and economic environment for the fiscal year ended March 31, 2005, though overseas economies moved toward recovery in the early part of the current period, the economies began slowing down gradually in the latter part of the current period as a result of the rising interest rates in the United States and China, and the rise in crude oil prices.

Similarly, though the Japanese economy moved toward recovery led by exports and capital expenditures in the first part of the current fiscal year, a certain degree of uncertainty prevailed over the Japanese economy from the middle of the current fiscal year and deflation continued.

Regarding the financial environment, in the EU, the European Central Bank’s policy rate remained at 2%. In the United States, the target for the federal funds rate was raised from 1% to 2.75%. In Japan, the Bank of Japan continued its current easy monetary policy and kept short-term interest rates at near zero percent. On the other hand, the long-term interest rate rose temporarily before declining again.

Japanese stock prices were relatively stable during the current fiscal year. In the foreign exchange markets, the yen appreciated against the US dollar from the middle of the current fiscal year as concerns rose over the US budget and current account deficits.

Amidst this environment, ordinary profit was ¥593.2 billion, an increase of ¥14.9 billion compared to the previous fiscal year, and net income was ¥338.4 billion, a decrease of ¥222.3 billion compared to the previous fiscal year.

This decrease was primarily due to the following factors.

The first factor was a ¥222.0 billion increase in total credit costs to ¥149.0 billion for the fiscal year ended March 31, 2005, as a result of the decrease in the reversal of allowance for credit losses.

The second factor was a ¥47.6 billion increase in net business profits before credit costs for trust accounts and provision for formula allowance for loan losses, to ¥840.7 billion for the fiscal year ended March 31, 2005. This increase was due to an increase in net fees and commissions.

The third factor was the absence of two special gains that were recorded in the fiscal year ended March 31, 2004, ¥ 41.9 billion in refunded enterprise taxes by the Tokyo Metropolitan Government and special gains of ¥26.5 billion resulting from gains on the transfer of the substitutional portion of future pension obligations.

Ordinary profit by business segment was; ¥436.7 billion for the banking segment, ¥141.5 billion for the trust banking segment and ¥ 9.6 billion for the securities segment. Ordinary profit (loss) by geographic segment was; ¥443.5 billion in Japan, ¥131.5 billion in North America, ¥12.4 billion in Europe and the Middle East, ¥29.1 billion in Asia and Oceania excluding Japan, respectively, and an ordinary loss of ¥6.1 billion in Latin America.

The Company has the following earning projections* for the fiscal year ending March 31, 2006.

Consolidated ordinary income	Consolidated ordinary profit	Consolidated net income
¥3,850,000 million	¥900,000 million	¥ 400,000 million

*	The aggregate amount of Mitsubishi Tokyo Financial Group’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group’s projected earnings (from October to March for the fiscal year ending March 31, 2006 ) .

(Reference)

1. Projected net income per common share (consolidated)		¥47,008.13
2. Projected net income per common share (non-consolidated)		¥32,871.83
3. Projected dividend per share (non-consolidated)	Common stock	¥6,000
	Preferred stock-class3	¥60,000
	Preferred stock-class8	¥15,900
	Preferred stock-class9	¥18,600
	Preferred stock-class10	¥19,400
	Preferred stock-class11	¥5,300
	Preferred stock-class12	¥11,500

Notes:

Preferred Stock of class 8, class 9, class 10, class 11 and class 12 shares described at projected dividends are to be issued upon merger with UFJ Holdings Inc.

(2)	Financial condition

Loans and bills discounted decreased by ¥143.4 billion from ¥ 46,590.1 billion at March 31, 2004 to ¥46,446.6 billion at March 31, 2005. This change consisted mainly of a decrease of ¥1,175.7 billion in domestic loans, an increase of ¥333.1 billion in loans made by overseas branches, an increase of ¥428.9 billion in loans made by overseas subsidiaries (UnionBanCal Corporation and Bank of Tokyo-Mitsubishi Trust Company), and an increase of ¥280.7 billion in domestic housing loans.

Investment securities increased by ¥493.8 billion from ¥ 28,329.5 billion at March 31, 2004 to ¥28,823.4 billion at March 31, 2005.

Total shareholders’ equity increased by ¥ 482.5 billion from ¥ 4,295.2 billion at March 31, 2004 to ¥4,777.8 billion at March 31, 2005.

For the fiscal year ended March 31, 2005, net cash provided by operating activities were ¥ 1,289.4 billion, net cash used in investing activities were ¥402.2 billion and net cash provided by financing activities were ¥331.9 billion. As a result, the balance of cash and cash equivalents at March 31, 2005 was ¥ 4,243.0 billion.

The Company’s consolidated risk adjusted capital ratio (based on the standards of the BIS) was 11.76% (Preliminary basis) at March 31, 2005.

The following table shows the Company’s consolidated risk adjusted capital ratio at March 31, 2004, September 30, 2004 and March 31, 2005.

	(in billions except for percentages)

	At March 31, 2004	At September 30, 2004	At March 31, 2005 (Preliminary basis)
Tier I capital	¥3,859.4	¥4,025.9	¥4,286.7
Tier II capital	¥3,157.8	¥2,818.0	¥3,250.9
Tier III capital	¥30.0	—	—
Deduction from total qualifying capital	¥54.5	¥894.3	¥915.0
Total qualifying capital	¥6,992.7	¥5,949.6	¥6,622.6
Risk-adjusted assets	¥53,996.7	¥54,457.1	¥56,270.5
Consolidated risk-adjusted capital ratio (based on the standards of the BIS)	12.95%	10.92%	11.76%

Note) Tier II and Tier III capital represent amounts includable as qualifying capital.

(3)	Risk relating to the business etc.

The Company’s business and results of operations may be materially affected for a wide range of possible reasons (which may include those material to investors), including:

•	Risk that the proposed management integration with UFJ Group may be delayed, materially altered or abandoned and possible difficulties the Company may face in integrating operations with the UFJ Group;

•	Increase of problem loans and credit-related expenses;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Inability to maintain BIS capital ratios above minimum levels;

•	Downgrade of the Company’s credit ratings and the negative effect on the Company’s treasury operations;

•	Ineffectiveness or failure of the Company’s business strategies;

•	Risks accompanying the expansion of the Company’s operation and the range of products and services;

•	Decline in the results of operations and financial conditions of the Company’s subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (especially in Asian and Latin American countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of the Company’s pension obligations;

•	Events that obligate the Company to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Disruption or impairment of the Company’s business or operations due to external circumstances or events (such as the destruction or impairment of the Company’s business sites and terrorist attacks);

•	Risks relating to the Company’s capabilities to protect confidential information;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Increase in competitive pressures;

•	Risks inherent in the Company’s holding company structure; and

•	Possible negative effects related to owning our shares.

For a detailed discussion of these risks and other risks, uncertainties, possible changes and others, please see the Company’s most recent public filings, including the registration statement on Form F-4 filed with the United States Securities and Exchange Commission.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets

	As of March 31,
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Assets:
Cash and due from banks	8,655,835	6,511,422	2,144,412
Call loans and bills bought	930,495	893,805	36,690
Receivables under resale agreements	500,490	1,336,995	(836,504)
Receivables under securities borrowing transactions	5,791,884	5,572,154	219,729
Commercial paper and other debt purchased	2,055,184	1,338,092	717,092
Trading assets	7,552,891	6,572,110	980,781
Money held in trust	456,481	469,377	(12,896)
Investment securities	28,823,427	28,329,543	493,883
Allowance for losses on investment securities	(1,198)	(1,948)	750
Loans and bills discounted	46,446,670	46,590,131	(143,461)
Foreign exchanges	677,907	559,382	118,525
Other assets	3,203,407	3,217,991	(14,583)
Premises and equipment	851,166	889,580	(38,413)
Deferred tax assets	485,078	711,680	(226,602)
Customers’ liabilities for acceptances and guarantees	4,595,401	4,457,806	137,594
Allowance for loan losses	(739,617)	(832,638)	93,020

Total assets	110,285,508	106,615,487	3,670,021

Liabilities:
Deposits	67,548,724	66,097,591	1,451,133
Negotiable certificates of deposit	2,824,981	2,819,588	5,392
Debentures	—	265,056	(265,056)
Call money and bills sold	9,169,566	6,879,141	2,290,425
Payables under repurchase agreements	2,908,795	3,316,268	(407,472)
Payables under securities lending transactions	2,923,613	3,415,952	(492,339)
Commercial paper	495,034	637,006	(141,971)
Trading liabilities	3,364,589	2,824,399	540,190
Borrowed money	1,258,600	1,342,691	(84,091)
Foreign exchanges	927,845	1,081,271	(153,425)
Short-term corporate bonds	905,700	340,200	565,500
Bonds and notes	4,161,181	3,734,610	426,571
Bonds with warrants	49,165	50,000	(835)
Due to trust account	1,231,315	1,380,268	(148,953)
Other liabilities	2,514,606	3,079,852	(565,245)
Reserve for employees’ bonuses	20,444	16,881	3,562
Reserve for employees’ retirement benefits	39,483	34,932	4,551
Reserve for expenses related to EXPO 2005 Japan	265	158	107
Reserves under special laws	1,457	1,160	296
Deferred tax liabilities	56,792	56,131	661
Deferred tax liabilities on land revaluation excess	133,149	138,926	(5,776)
Acceptances and guarantees	4,595,401	4,457,806	137,594

Total liabilities	105,130,715	101,969,895	3,160,820

Minority interest	376,966	350,347	26,619

Shareholders’ equity:
Capital stock	1,383,052	1,258,052	125,000
Capital surplus	955,067	931,309	23,758
Retained earnings	1,824,292	1,506,576	317,716
Land revaluation excess	149,583	158,044	(8,461)
Unrealized gains on securities available for sale	591,142	560,316	30,826
Foreign currency translation adjustments	(121,752)	(115,424)	(6,328)
Less treasury stock	(3,559)	(3,631)	71

Total shareholders’ equity	4,777,825	4,295,243	482,582

Total liabilities, minority interest and shareholders’ equity	110,285,508	106,615,487	3,670,021

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Operations

	For the year ended March 31,		(A) - (B)
(in millions of yen)	2005 (A)	2004 (B)
Ordinary income:
Interest income:
Interest on loans and discounts	849,596	873,427	(23,830)
Interest and dividends on securities	350,725	340,494	10,230
Interest on call loans and bills bought	5,510	5,009	501
Interest on receivables under resale agreements	20,753	12,969	7,784
Interest on receivables under securities borrowing transactions	21,406	18,352	3,053
Interest on due from banks	66,149	47,185	18,964
Other interest income	112,525	120,285	(7,759)

Total interest income	1,426,668	1,417,724	8,944
Trust fees	100,959	86,461	14,497
Fees and commissions	567,954	487,786	80,167
Trading profits	126,712	135,647	(8,934)
Other business income	211,297	243,377	(32,079)
Other ordinary income	194,917	184,186	10,730

Total ordinary income	2,628,509	2,555,183	73,326

Ordinary expenses:
Interest expense:
Interest on deposits	198,454	161,921	36,532
Interest on debentures	351	4,030	(3,679)
Interest on negotiable certificates of deposit	12,356	6,182	6,173
Interest on call money and bills sold	7,308	10,266	(2,957)
Interest on payables under repurchase agreements	33,730	31,061	2,669
Interest on payables under securities lending transactions	37,409	39,562	(2,153)
Interest on commercial paper	2,290	2,937	(647)
Interest on borrowed money	29,438	33,768	(4,330)
Interest on short-term corporate bonds	102	44	57
Interest on bonds and notes	63,110	67,218	(4,107)
Interest on bonds with warrants	123	126	(2)
Other interest expense	35,013	33,374	1,639

Total interest expense	419,691	390,496	29,195
Fees and commissions	68,402	66,102	2,300
Trading losses	1,385	—	1,385
Other business expenses	113,072	152,803	(39,731)
General and administrative expenses	1,046,421	1,047,735	(1,314)
Other ordinary expenses:
Other	386,245	319,674	66,571

Total Other ordinary expenses	386,245	319,674	66,571

Total ordinary expenses	2,035,218	1,976,811	58,406

Ordinary profit	593,291	578,371	14,919

Special gains:
Gains on sales of premises and equipment	5,037	4,376	660
Gains on loans charged-off	26,182	26,425	(242)
Reduction in reserve for contingent liabilities from brokering of financial futures transactions	—	26	26
Reversal of allowance for loan losses	45,091	239,965	(194,873)
Refund of enterprise taxes by the Tokyo Metropolitan Government	—	41,989	41,989
Gains on transfer of the substitutional portion of future pension obligations	—	26,503	26,503
Other special gains	543	—	543

Total special gains	76,855	339,286	(262,431)

Special losses:
Losses on sales of premises and equipment	9,314	15,773	(6,458)
Losses on impairment of fixed assets	5,059	21,586	(16,527)
Provision for reserve for contingent liabilities from brokering of securities transactions	296	387	(91)
Other special losses	—	7	(7)

Total special losses	14,670	37,754	(23,084)

Income before income taxes and others	655,475	879,903	(224,427)

Income taxes-current	69,321	45,956	23,365
Income taxes-deferred	208,966	230,650	(21,684)
Minority interest	38,771	42,480	(3,709)

Net income	338,416	560,815	(222,398)

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Capital Surplus and Retained Earnings

	For the year ended March 31,		(A) - (B)
(in millions of yen)	2005 (A)	2004 (B)
Consolidated Statements of Capital Surplus
Balance of capital surplus at beginning of fiscal year	931,309	932,016	(707)

Increase:	146,005	—	146,005
Issuance of common stock due to capital increase	125,000	—	125,000
Issuance of common stock due to stock exchange	21,005	—	21,005
Decrease:	(122,246)	(707)	(121,538)
Redemption of preferred stock	(122,100)	—	(122,100)
Losses on sales of treasury stock, net of income taxes	(146)	(707)	561

Balance of capital surplus at end of fiscal year	955,067	931,309	23,758

Consolidated Statements of Retained Earnings
Balance of retained earnings at beginning of fiscal year	1,506,576	962,347	544,228

Increase:	363,470	577,123	(213,653)
Net income	338,416	560,815	(222,398)
Increase in company accounted for by the equity method	16,802	—	16,802
Reduction in land revaluation excess	8,057	16,286	(8,228)
Decrease in consolidated subsidiaries	195	22	172

Decrease:	(45,754)	(32,895)	(12,858)
Cash dividends	(45,674)	(32,891)	(12,782)
Bonuses to directors of consolidated subsidiaries	(80)	(3)	(76)

Balance of retained earnings at end of fiscal year	1,824,292	1,506,576	317,716

See Notes to Consolidated Financial Statements.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended March 31,		(A) - (B)
(in millions of yen)	2005 (A)	2004 (B)
Cash flows from operating activities:
Income before income taxes and others	655,475	879,903	(224,427)
Depreciation	109,558	106,495	3,062
Impairment losses	5,059	21,586	(16,527)
Goodwill amortization	6,301	551	5,749
Equity in loss (earnings) of affiliates	(17,686)	(3,595)	(14,091)
Increase (decrease) in allowance for loan losses	(89,569)	(455,972)	366,403
Increase (decrease) in allowance for losses on investment securities	(523)	1,194	(1,717)
Increase (decrease) in reserve for employees’ bonuses	3,560	(147)	3,707
Increase (decrease) in reserve for employees’ retirement benefits	6,403	(1,467)	7,871
Increase (decrease) in reserve for expenses related to EXPO 2005 Japan	107	107	(0)
Interest income recognized on statement of operations	(1,426,668)	(1,417,724)	(8,944)
Interest expenses recognized on statement of operations	419,691	390,496	29,195
Investment securities losses (gains)	13,414	20,149	(6,734)
Losses (gains) on money held in trust	(2,091)	(6,992)	4,901
Foreign exchange losses (gains)	(109,940)	495,113	(605,053)
Losses (gains) on sales of premises and equipment	4,277	11,395	(7,118)
Net decrease (increase) in trading assets	(962,201)	(966,983)	4,782
Net increase (decrease) in trading liabilities	526,116	1,260,653	(734,537)
Adjustment of unsettled trading accounts	(435,610)	140,034	(575,645)
Net decrease (increase) in loans and bills discounted	134,069	(41,889)	175,958
Net increase (decrease) in deposits	1,430,647	3,894,086	(2,463,439)
Net increase (decrease) in negotiable certificates of deposit	5,295	(1,224,926)	1,230,221
Net increase (decrease) in debentures	(265,056)	(371,003)	105,947
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(45,093)	(89,963)	44,870
Net decrease (increase) in due from banks (excluding cash equivalents)	(934,998)	597,067	(1,532,066)
Net decrease (increase) in call loans and bills bought and others	112,285	(1,592,137)	1,704,422
Net decrease (increase) in receivables under securities borrowing transactions	(231,517)	(3,152,785)	2,921,267
Net increase (decrease) in call money and bills sold and others	1,830,923	3,315,174	(1,484,251)
Net increase (decrease) in commercial paper	(138,458)	(117,078)	(21,380)
Net increase (decrease) in payables under securities lending transactions	(475,861)	(399,401)	(76,459)
Net decrease (increase) in foreign exchanges (assets)	(118,525)	50,562	(169,088)
Net increase (decrease) in foreign exchanges (liabilities)	(153,425)	548,324	(701,749)
Net increase (decrease) in issuance and redemption of short-term corporate bonds	565,500	330,200	235,300
Net increase (decrease) in issuance and redemption of unsubordinated bonds and notes	150,572	255,847	(105,274)
Net increase (decrease) in due to trust account	(148,953)	(21,349)	(127,604)
Interest income (cash basis)	1,437,507	1,466,611	(29,104)
Interest expenses (cash basis)	(370,437)	(442,499)	72,061
Other	(81,723)	(428,749)	347,025

Sub-total	1,408,420	3,050,886	(1,642,466)
Income taxes	(118,928)	(51,096)	(67,832)

Net cash provided by (used in) operating activities	1,289,492	2,999,790	(1,710,298)

Cash flows from investing activities:
Purchases of investment securities	(73,847,581)	(47,839,599)	(26,007,981)
Proceeds from sales of investment securities	38,695,854	29,004,862	9,690,991
Proceeds from maturities of investment securities	34,765,675	14,981,518	19,784,156
Increase in money held in trust	(42,996)	(65,949)	22,953
Decrease in money held in trust	56,450	9,349	47,101
Purchases of premises and equipment	(38,372)	(49,867)	11,494
Proceeds from sales of premises and equipment	24,782	59,827	(35,045)
Decrease in transfer of operations by consolidated subsidiaries	(14,739)	—	(14,739)
Additional purchases of equity of consolidated subsidiaries	(1,319)	—	(1,319)
Proceeds from sales of equity of subsidiaries resulting exclusion from consolidation	17	5,948	(5,930)

Net cash provided by (used in) investing activities	(402,229)	(3,893,910)	3,491,681

Cash flows from financing activities:
Increase in subordinated borrowings	128,200	112,499	15,700
Decrease in subordinated borrowings	(118,150)	(174,999)	56,849
Increase in subordinated bonds and notes and bonds with warrants	349,028	304,155	44,873
Decrease in subordinated bonds and notes and bonds with warrants	(88,540)	(323,285)	234,744
Proceeds from issuance of common stock	252,683	10,000	242,683
Proceeds from issuance of common stock to minority shareholders	7,852	38,407	(30,554)
Decrease in redemption of preferred stock	(122,100)	—	(122,100)
Dividend paid by the parent	(45,645)	(32,850)	(12,795)
Dividend paid by subsidiaries to minority shareholders	(10,499)	(5,678)	(4,820)
Purchases of treasury stock	(921)	(467)	(454)
Proceeds from sales of treasury stock	1,163	949	214
Purchases of treasury stock by consolidated subsidiaries	(21,436)	—	(21,436)
Proceeds from sales of treasury stock by consolidated subsidiaries	287	—	287

Net cash provided by (used in) financing activities	331,922	(71,269)	403,192
Effect of exchange rate changes on cash and cash equivalents	(8,208)	(49,616)	41,407

Net increase (decrease) in cash and cash equivalents	1,210,977	(1,015,005)	2,225,982
Cash and cash equivalents at beginning of fiscal year	3,034,525	4,049,530	(1,015,005)
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	(2,425)	—	(2,425)

Cash and cash equivalents at end of fiscal year	4,243,076	3,034,525	1,208,551

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Notes related to the Consolidated Balance Sheet as of March 31, 2005 are as follows:

1. Basis of Presentation

The accompanying Consolidated Balance Sheet of Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) and its subsidiaries is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Trading Assets and Liabilities

Transactions for trading purposes (for purposes of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in Trading assets and Trading liabilities on a trade date basis.

Trading assets and Trading liabilities are stated at market value at fiscal year end.

3. Investment Securities

Debt securities being held to maturity are stated at amortized cost computed by the moving-average method (straight-line amortization). Other securities (securities available for sale) whose current value can be estimated are stated at market value at fiscal year end (sale cost is calculated by the moving-average method) and other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available for sale are included in shareholders’ equity, net of income taxes, other than the case that the securities embedding derivatives are measured at fair value in their entirety and the change in the fair value is recognized in current earnings.

4. Securities in Money Held in Trust

Securities included in Money held in trust of sole investments mainly for the purpose of securities investments are stated at the same method as described in notes 2. and 3. Unrealized gains and losses on Money held in trust other than trading purpose and being held to maturity are included in shareholders’ equity, net of income taxes.

5. Derivatives

Derivatives for purposes other than trading are stated at market value in principle.

6. Premises and Equipment

Depreciation for buildings and equipment of MTFG and its domestic banking subsidiary and trust banking subsidiary is computed using the declining-balance method.

Principal estimated useful lives are as follows:

Buildings	15 years to 50 years

Equipment and furniture	4 years to 15 years

Depreciation for buildings and equipment of other consolidated subsidiaries is computed principally using the straight-line method based on the estimated useful lives.

7. Software

Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 5 to 10 years.

8. Bond Discount, Bonds Issuance Costs and Stock Issuance Costs

Bonds discount is amortized over the remaining life of the bond.

In addition, Bonds issuance costs and stock issuance costs are charged to expenses when incurred.

9. Translation of Foreign Currency Items

Foreign currency assets and liabilities and overseas branches’ accounts of MTFG’s domestic banking subsidiary and trust banking subsidiary are principally translated into yen equivalents at the exchange rates prevailing at fiscal year end, except equity securities of affiliated companies which are translated into yen equivalents at the exchange rates prevailing at the acquisition date for those securities.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at fiscal year end of each company.

10. Allowance for Loan Losses

An allowance for loan losses of MTFG’s primary domestic consolidated subsidiaries is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and the internal rules for providing allowances for credit losses:

For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, suspension of transactions with banks by the rules of clearing houses, etc.) or virtually bankrupt, an allowance is provided based on the amount of claims, after the charge-off as stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt for which future cash flows could not be reasonably estimated, an allowance is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt and to be closely watched for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

For other claims, an allowance is provided based on historical loan loss experience.

The allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

All claims are assessed by the branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The credit examination divisions, which are independent from branches and credit supervision divisions, subsequently conduct audits of their assessments, and an allowance is provided based on audit results.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged-off and the amount was ¥424,707million.

An allowance for loan losses of other consolidated subsidiaries is provided based on historical loan losses experience or estimated collectibility of specific claims.

11. Allowance for Losses on Investment Securities

An allowance for losses on investment securities is provided based on the estimated losses on non-marketable debt securities.

12. Reserve for Employees’ Bonuses

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

13. Reserve for Employees’ Retirement Benefits

A reserve for employees’ retirement benefits is provided for the payment of employees’ retirement benefits based on estimated amounts of the actuarial retirement benefit obligation and the related pension assets. Prior service cost is amortized using the straight-line method over 10 years. Net actuarial gain (loss) is amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence. The unrecognized net retirement benefit obligation at the adoption of new accounting standard is being amortized using the straight-line method over 5 years.

Effective April 1, 2004, the MTFG Group adopted Financial Accounting Standard No. 3, “Revision of part Accounting Standards for Retirement Benefit” issued by the Business Accounting Council on March 16, 2005 and Financial Accounting Standard Implementation Guidance No. 7, “Revision of part Implementation Guidance for Accounting Standard for Retirement Benefit” issued by the Accounting Standards Board of Japan, “ASBJ” on March 16, 2005, because their early adoption in the fiscal year ended March 31, 2005 was permitted.

This influence increases ordinary profit and income before income taxes and others for 4,844 million yen.

14. Equipment Used under Finance Lease Agreements

Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of leased equipment to the lessee, in which case the equipment is capitalized.

15. Hedge Accounting for Interest Rate Risks

With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, MTFG’s domestic banking subsidiary and trust banking subsidiary, have principally adopted portfolio hedges or individual hedges prescribed in the Report No. 24 and the Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” issued by the JICPA on January 31, 2000. The method of the hedge accounting is the deferral method.

In hedging activities to offset changes in the fair value of fixed rate deposits and loans etc., MTFG’s domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their maturities and designate interest rate swap transactions etc. as hedging instruments individually or in accordance with the Industry Audit Committee Report No. 24. In hedging activities offsetting changes in the fair value of fixed rate bonds, they distinguish hedged items by individual bond or identical type of bonds and designate interest rate swap transactions etc. as hedging instruments.

In hedging activities to fix forecasted cash flows on variable rate or short-term fixed rate deposits and loans etc., MTFG’s domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their index interest rates and repricing terms and designate interest rate swap transactions etc. as hedging instruments in accordance with the Industry Audit Committee Report No. 24. Since material terms related to the hedged items and hedging instruments are substantially identical, hedge relationship is deemed to be highly effective and the hedge effectiveness testing is substituted. Effectiveness is also tested by correlation of fluctuation factors in interest rates.

Deferred hedge losses and deferred hedge gains recorded on the balance sheet as of March 31, 2003 as a result of the macro hedge accounting are realized as expenses or income over the remaining lives of the hedging instruments (at most 15 years from 2003). Deferred hedge losses and deferred hedge gains attributable to the macro hedge accounting as of March 31, 2005 were ¥109,297 million and ¥139,766 million, respectively.

16. Hedge Accounting for Foreign Exchange Risks

With respect to hedge accounting for foreign exchange risks attributable to foreign-currency-denominated financial assets and liabilities, MTFG’s domestic banking subsidiary and trust banking subsidiary have applied the deferral hedge accounting by distinguishing hedged items by grouping the foreign-currency-denominated financial assets and liabilities by currencies and designating currency swap transactions and forward exchange contracts (funds swap transactions) as hedging instruments, pursuant to the Industry Audit Committee Report No. 25.

They also engage in “portfolio hedge” to hedge foreign exchange risk attributable to foreign-currency-denominated investments in affiliated companies and foreign-currency-denominated securities available for sale (other than bonds), using foreign-currency-denominated liabilities and forward exchange contracts as hedging instruments. They apply the deferral hedge method to foreign-currency-denominated investments in affiliated companies and the fair value hedge method to foreign-currency-denominated securities available for sale (other than bonds).

17. Intercompany and Intracompany Swap Transactions

With respect to the intercompany and intracompany derivative transactions, realized gains (losses) or valuation gains (losses) on the interest rate swap transactions and currency swap transactions are reported in current earnings or deferred as assets or liabilities without elimination if mirror transactions with the third parties against these swap transactions designated as hedging instruments are appropriately conducted in conformity with the non-arbitrary and strict hedging policy in accordance with the Industry Audit Committee Report No. 24 and No. 25.

18. Consumption Taxes

The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portion of the National Consumption Tax and the Local Consumption Tax, which were paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

19. Reserve for Expenses Related to EXPO 2005 Japan

A reserve for expenses related to EXPO 2005 Japan is provided for the expenses related to the participation in the EXPO 2005 Japan based on the estimated contractual participation expenses allocated over the period. The reserve is provided pursuant to Article 43 of the Commercial Code and includes the allowance provided pursuant to Article 68-52 of the Special Taxation Measures Law.

20. Reserves under Special Laws

Pursuant to Article 82 of the Financial Futures Transactions Law, a reserve for contingent liabilities from brokering of financial futures transactions of ¥31 million was provided.

Pursuant to Article 51 of the Securities and Exchange Law, a reserve for contingent liabilities from brokering of securities transactions of ¥1,426 million was provided.

21. Consolidated Corporate-tax System

MTFG and certain domestic consolidated subsidiaries adopt consolidated corporate-tax system, with MTFG being a parent company under the system. MTFG’s application to suspend the consolidated corporate-tax system from the fiscal year ending March 31, 2006 was approved by the Japanese tax authorities.

22. Impairment of Fixed Assets

Effective April 1, 2003, the MTFG Group adopted “Accounting Standards for Impairment of Fixed Assets” issued by the Business Accounting Council on August 9, 2002 and Financial Accounting Standard Implementation Guidance No. 6, “Implementation Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accounting Standards Board of Japan, “ASBJ” on October 31, 2003, because their early adoption in the fiscal year ended March 31, 2004 was permitted.

23. Due from Directors of MTFG

Due from directors of MTFG was ¥87 million.

24. Accumulated Depreciation

Accumulated depreciation on premises and equipment was ¥611,981 million.

25. Accumulated Deferred Gains on Sales of Real Estate

Accumulated deferred gains on sales of real estate of ¥42,676 million were deducted from the acquisition cost of newly acquired premises and equipment.

26. Lease Contracts

Other than premises and equipment which are reported on the consolidated balance sheet, some electronic computers are used by the lease contracts.

27. Nonaccrual Loans

Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted, and the amounts were ¥18,136 million and ¥779,424 million, respectively. The amount of past due loans included loans of ¥581 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, which are defined in Article 96, Paragraph 1, Subparagraph 3 and 4 of Enforcement Ordinance for the Corporation Tax Law. Past due loans are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

28. Accruing Loans Contractually Past Due 3 Months or More

Accruing loans contractually past due 3 months or more are included in Loans and bills discounted, and the amount was ¥10,412 million. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

29. Restructured Loans

Restructured loans are included in Loans and bills discounted, and the amount was ¥427,715 million. Such restructured loans are loans on which concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and eventually to be able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or accruing loans contractually past due 3 months or more are excluded.

30. Nonaccrual Loans, Accruing Loans Contractually Past Due 3 Months or More and Restructured Loans

Total amount of nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans was ¥1,235,689 million. The amount of past due loans included loans of ¥581 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from balance sheet.

The amounts reflected in Notes 27. to 30. represent the gross receivable amounts prior to reduction for the allowance for loan losses.

31. Bills Discounted

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No.24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted by MTFG’s domestic banking subsidiary and trust banking subsidiary are permitted to be sold or pledged and the total face value was ¥751,857 million.

32. Assets Pledged

Assets pledged as collateral were as follows:

Cash and due from banks	¥1,675 million
Monetary claims bought	¥4,398 million
Trading assets	¥245,293 million
Investment securities	¥3,683,744 million
Loans and bills discounted	¥4,379,872 million
Premises and equipment	¥5,243 million

Liabilities related to the pledged assets were as follows:

Deposits	¥217,312 million
Call money and bills sold	¥7,823,636 million
Borrowed money	¥6,732 million
Bonds	¥88,661 million
Other liabilities	¥6,271 million
Acceptances and guarantees	¥1,672 million

In addition, Cash and due from banks of ¥236,218 million, Monetary claims bought of ¥14 million, Trading assets of ¥858 million, Investment securities of ¥5,761,340 million, Loans and bills discounted of ¥1,179,761 million and Other assets of ¥2,773 million were pledged as collateral for settlement of exchange or derivatives transactions or as valuation margin.

Commercial paper and other debt purchased of ¥128,790 million, Trading assets of ¥2,252,767 million and Investment securities of ¥2,217,706 million were sold under repurchase agreements or lent under secured lending transactions, and Payables under repurchase agreements of ¥1,989,470 million and Payables under securities lending transactions of ¥2,068,557 million were corresponding.

Bills rediscounted are accounted for secured borrowing transactions in conformity with the Industry Audit Committee Report No.24. The total face value of bills accepted by other banks, commercial bills, and bills of exchange rediscounted by MTFG’s domestic banking subsidiary and trust banking subsidiary was ¥5,721 million.

33. Land Revaluation Excess

Pursuant to the Law concerning Revaluation of Land, promulgated on March 31, 1998 , land used for business operations of domestic subsidiaries has been revalued as of the following dates. Land revaluation excess is included in Shareholders’ equity, net of income taxes. The land revaluation excess includes MTFG’s ownership percentage of affiliated companies’ land revaluation excess.

Date of the revaluation:

Domestic banking subsidiary	March 31, 1998

Domestic trust banking subsidiary	March 31, 2002

Other domestic subsidiaries	December 31, 2001

The method of the revaluation as set forth in Article 3, Paragraph 3 of the Law:

Pursuant to Article 2, Subparagraph 4 of the Enforcement Ordinance for the Law concerning Revaluation of Land, the land price for the revaluation is determined based on the method established and published by the Director General of National Tax Agency in order to calculate the land value for a basis of determining the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law, reflecting appropriate adjustments for land shape and timing of the assessment and based on real estate appraisal information defined by Article 5 of the Law.

The difference between the total fair value of the land used for business operations which had been revalued pursuant to Article 10 of the Law and the total book value of such land as of March 31,2005 was ¥95,796 million.

Land used for business operations of a certain affiliated company has been revalued as of March 31, 2002.

34. Subordinated Borrowings

Subordinated borrowings of ¥718,273 million were included in Borrowed money.

35. Subordinated Bonds

Subordinated bonds of ¥1,768,667 million were included in Bonds and notes.

36. Guaranteed Trusts

Principal amounts of Jointly operated designated money trusts and Loan trusts of MTFG’s trust banking subsidiary, for which repayment of the principal to the customers is guaranteed, were ¥947,087 million and ¥843,311 million, respectively.

37. Net Assets per Common Share

Net assets per common share were ¥673,512.65.

38. Write Down of Investment Securities

Marketable securities other than trading securities are written down when a decline in the market value below the cost of the securities is substantial and the valuation differences are recognized as losses, based upon the judgment that the decline in market value is other than temporary at the current fiscal year-end. A “substantial decline in the market value” is recognized based on the classification of issuers as follows, pursuant to the internal rules for self-assessment of asset quality:

Issuers who are legally bankrupt, virtually bankrupt or likely to become bankrupt: Market value is lower than cost

Issuers who are to be closely watched: Market value is 30% or more lower than cost

Other issuers: Market value is 50% or more lower than cost

39. Market Value of Securities

Market value and valuation differences of securities were as follows. Securities below include trading securities, trading commercial paper and trading short-term corporate bonds classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in Notes 39. to 42.

Trading securities

Balance sheet amount	¥6,698,934 million
Valuation losses included in Income before income taxes and others	¥15,850 million

Marketable debt securities being held to maturity

	(in millions of yen)
	Balance sheet amount	Market value	Differences	Gains	Losses
Domestic bonds	2,129,512	2,151,597	22,084	22,084	—
Government bonds	1,998,988	2,015,408	16,419	16,419	—
Municipal bonds	91,063	95,070	4,006	4,006	—
Corporate bonds	39,460	41,119	1,658	1,658	—
Other securities	281,510	282,991	1,480	1,652	171
Foreign bonds	45,276	46,757	1,480	1,652	171
Other	236,233	236,233	—	—	—

Total	2,411,022	2,434,588	23,565	23,737	171

Marketable securities available for sale

	(in millions of yen)
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,433,742	3,327,798	894,056	961,169	67,113
Domestic bonds	14,992,366	15,046,461	54,095	60,823	6,728
Government bonds	13,031,392	13,073,529	42,136	48,616	6,479
Municipal bonds	138,727	140,290	1,563	1,647	83
Corporate bonds	1,822,246	1,832,641	10,394	10,560	165
Other securities	7,599,196	7,636,994	37,797	97,301	59,503
Foreign equity securities	32,449	47,879	15,430	15,842	411
Foreign bonds	5,203,857	5,207,276	3,418	45,567	42,149
Other	2,362,890	2,381,839	18,948	35,891	16,942

Total	25,025,305	26,011,255	985,949	1,119,294	133,345

Among the valuation differences above, the amounts of shareholders’ equity, net of income taxes were ¥985,853 million as a result of recognizing ¥95 million profits, which were related to the securities embedding derivatives and measured in their entirety, in current earnings. Those amounts, gross of ¥8,002 million of unrealized gains on securities as composition asset of unions and net of ¥403,297 million of related deferred tax liabilities, were ¥590,558 million. Net valuation differences, excluding minority interest of ¥2,118 million and adding MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale of ¥2,702 million, were ¥591,142 million which were recorded in Unrealized gains on securities available for sale.

40. Securities Available for Sale Sold

Securities available for sale sold during the fiscal year were as follows:

(in millions)
Proceeds from sales	Gains	Losses
¥38,739,453	¥199,890	¥103,745

41. Securities Not Stated at Market Value

The balance sheet amounts of principal securities not stated at market value were as follows:

Balance sheet amount
Debt Securities being held to maturity
Foreign bonds	¥15,849 million
Securities available for sale
Domestic equity securities	¥1,048,627 million
Domestic corporate bonds	¥627,113 million
Foreign bonds	¥40,202 million

42. Redemption Schedule of Bonds

Redemption schedule of bonds classified as securities available for sale and being held to maturity was as follows:

	(in millions of yen)
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years

Domestic bonds	5,384,414	9,967,512	1,168,328	1,286,366
Government bonds	4,774,819	8,057,427	984,121	1,256,149
Municipal bonds	39,411	136,975	58,502	—
Corporate bonds	570,183	1,773,109	125,704	30,217
Other bonds	800,946	2,432,203	1,247,465	2,704,244
Foreign bonds	498,253	2,227,960	958,137	1,585,857
Other	302,693	204,242	289,328	1,118,387

Total	6,185,361	12,399,715	2,415,793	3,990,611

43. Money Held in Trust

Classification of Money held in trust was as follows:

Money held in trust for trading purposes

Balance sheet amount	¥323,683 million
Valuation gains included in Income before income taxes and others	¥3,311 million

Other Money held in trust

(in millions)
Cost	Balance sheet amount	Valuation differences	Gains	Losses
¥132,797	¥132,797	—	—	—

44. Securities Lent/Borrowed

Unsecured securities lent for which borrowers have rights of sale or pledge were included in Investment securities and the amount was ¥1,116 million.

With respect to borrowed securities and purchased securities under resale agreements that are permitted to be sold or pledged, ¥2,144,838 million were pledged, ¥315,158 million were lent and ¥4,978,227 million were held at hand at this fiscal year end.

45. Loan Commitments

Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to up to the prescribed limits in response to the customers’ application for a loan as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was ¥32,166,498 million.

Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow MTFG and its consolidated subsidiaries to refuse the customers’ application for a loan or decrease the contract limits with proper reasons (e.g., changes in financial situation, deterioration in customers’ creditworthiness, etc.). At the inception of contracts, MTFG and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, MTFG and its consolidated subsidiaries perform periodic reviews of the customers’ business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

46. Employees’ Retirement Benefits

The funded status and amounts recognized in the Consolidated Balance Sheet were as follows:

(in millions of yen)
Projected benefit obligation	(1,039,504)
Fair value of plan assets	1,009,866

Projected benefit obligation in excess of plan assets	(29,637)
Unrecognized net actuarial loss	225,854
Unrecognized prior service cost	(33,436)

Net amount recognized in the Consolidated Balance Sheet	162,780
Prepaid pension costs	202,264
Reserve for employees’ retirement benefits	(39,483)

Notes related to the Consolidated Statement of Operations for the year ended March 31, 2005 are as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Operations is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Net Income per Common Share

Net income per common share was ¥51,086.02.

3. Trading Profits and Losses

Profits and losses on trading transactions (dividends and interest, gains or losses on sales, and valuation gains or losses) are shown as Trading profits or Trading losses on a trade date basis.

4. Other Ordinary Income

Other ordinary income included gains on sales of equity securities of ¥86,386 million.

5. Other Ordinary Expenses

Other ordinary expenses included losses on sales or exchange of loans and other claims of ¥111,962 million, losses on equity securities charge-offs of ¥109,078 million and losses on loan charge-offs of ¥83,863 million.

6. Enterprise Taxes

With the implementation of the “Revision of the Local Tax Law” (Legislation No.9, March, 2003) on March 31, 2003, a part of tax basis of enterprise taxes was changed to amount of value-added and amount of capital in the fiscal year started April 1, 2004. MTFG and certain domestic consolidated subsidiaries have presented enterprise taxes computed based on amount of value-added and amount of capital in general and administrative expenses in the Consolidated Statement of Operations based on Practical Treatment of Presentation in Income Statement for Enterprise Taxes through External Standards Taxation (February 13, 2004, ASBJ-Report of Practical Issues No.12).

Note related to the Consolidated Statement of Capital Surplus and Retained Earnings for the year ended March 31, 2005 is as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Capital Surplus and Retained Earnings is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Notes related to the Consolidated Statement of Cash Flows for the year ended March 31, 2005 are as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Cash Flows is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as those amounts included in Cash and due from banks excluding time deposits and negotiable certificates of deposits in other banks.

3. Reconciliation to the Cash and Cash Equivalents

The reconciliation of the Cash and due from banks in the Consolidated Balance Sheet to the Cash and cash equivalents at end of fiscal year is as follows:

(in millions)
Cash and due from banks	¥8,655,835
Time deposits and negotiable certificates of deposit in other banks	(4,412,758)

Cash and cash equivalents at end of fiscal year	¥4,243,076

4. Transfer operations

Major assets and liabilities increased due to transfer operations by subsidiaries are as follows;

(in millions)
Loan	¥127,841
Deposit	¥113,627

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

Significant Policies in Preparation of Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 146

Significant companies

The Bank of Tokyo-Mitsubishi, Ltd.	The Mitsubishi Trust and Banking Corporation

(2)	Number of non-consolidated subsidiaries

Companies

KOKUSAI Europe Limited	KOKUSAI America Incorporated

Non-consolidated subsidiaries are excluded from the scope of consolidation since their assets, ordinary income, and our ownership percentage of their net income or retained earnings do not have a material impact on our results of operations or financial condition.

2. Application of the Equity Method

(1)	Number of affiliated companies accounted for by the equity method: 25

Significant companies

ACOM CO., LTD.	The Master Trust Bank of Japan, Ltd.

Diamond Lease Co., Ltd.	M&T Information Technology Co., Ltd.

Diamond Computer Service Co., Ltd.	MTBC Bank Deutschland GmbH

BOT Lease Co., Ltd.

ACOM CO., LTD. is included in affiliated companies accounted for by the equity method due to acquirement of shares from this fiscal year.

(2)	Number of non-consolidated subsidiaries not accounted for by the equity method

Companies

KOKUSAI Europe Limited	KOKUSAI America Incorporated

Non-consolidated subsidiaries not accounted for by the equity method are excluded from the scope of the equity method since our ownership percentage of their net income or retained earnings do not have a material impact on our consolidated financial statements.

3. Fiscal Year Ends of Consolidated Subsidiaries

(1)	Fiscal year ends of consolidated subsidiaries are as follows:

October 31	:	2	subsidiaries	February 28	:	1	subsidiary
December 31	:	98	subsidiaries	March 31	:	45	subsidiaries

(2)	Subsidiaries whose fiscal year ends are October 31 are consolidated based on their financial statements ended on January 31. Other subsidiaries are consolidated based on financial statements for their respective fiscal year ends. Significant transactions occurred during the intervening periods are reflected in the consolidated financial statements.

4. Valuation of Assets and Liabilities of Consolidated Subsidiaries

All assets and liabilities of consolidated subsidiaries are measured at fair value when they are included in the scope of consolidation.

5. Amortization of Goodwill

Goodwill is charged to expenses when incurred. Goodwill depends on affiliated companies accounted for by the equity method is charged to expenses when incurred. Goodwill depends on ACOM CO., LTD. is evenly charged to expenses in 10 years from the fiscal year of incurrence.

6. Appropriation of Capital Surplus and Retained Earnings

Consolidated Statements of Capital Surplus and Retained Earnings is prepared based on capital surplus and retained earnings appropriated during the fiscal year of consolidated financial statements.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Segment Information

1. Business segment information

<For the year ended March 31, 2005>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income	1,873,168	491,801	191,534	369,379	2,925,884	(297,374)	2,628,509
Ordinary income from customers	1,838,729	475,148	175,469	139,161	2,628,509	—	2,628,509
Internal ordinary income among segments	34,438	16,653	16,064	230,217	297,374	(297,374)	—

Ordinary expenses	1,436,466	350,262	181,858	141,728	2,110,316	(75,098)	2,035,218

Ordinary profit	436,702	141,539	9,675	227,650	815,567	(222,276)	593,291

Assets	87,636,361	16,482,412	7,727,317	2,034,737	113,880,828	(3,595,320)	110,285,508

Depreciation	77,150	17,141	12,296	2,970	109,558	—	109,558

Capital expenditures	76,512	17,060	7,732	7,260	108,566	—	108,566

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	Other primarily includes credit card and leasing businesses.
3.	Ordinary profit for Other includes of 214,015 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.
4.	Effective April 1, 2004, the MTFG Group adopted Financial Accounting Standard No. 3, “Revision of part Accounting Standards for Retirement Benefit” issued by the Business Accounting Council on March 16, 2005 and Financial Accounting Standard Implementation Guidance No. 7, “Revision of part Implementation Guidance for Accounting Standard for Retirement Benefit” issued by the Accounting Standards Board of Japan, “ASBJ” on March 16, 2005, because their early adoption in the fiscal year ended March 31, 2005 was permitted. As a result, ordinary profit and income before income taxes and others increased by 4,844 million yen, and its effect in the Trust Banking segment and the Other segment was 4,799 million yen and 45 million yen, respectively.

<For the year ended March 31, 2004>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income	1,784,643	499,122	195,954	207,973	2,687,694	(132,510)	2,555,183
Ordinary income from customers	1,758,067	483,201	179,776	134,137	2,555,183	—	2,555,183
Internal ordinary income among segments	26,576	15,920	16,177	73,836	132,510	(132,510)	—

Ordinary expenses	1,392,766	368,205	152,144	129,868	2,042,984	(66,173)	1,976,811

Ordinary profit	391,877	130,916	43,810	78,104	644,709	(66,337)	578,371

Assets	82,744,892	19,245,673	6,263,561	1,760,740	110,014,868	(3,399,381)	106,615,487

Depreciation	75,220	15,984	12,927	2,363	106,495	—	106,495

Capital expenditures	124,701	22,154	9,216	5,235	161,308	—	161,308

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	Other primarily includes credit card and leasing businesses.
3.	In the previous fiscal year, MTFG’s domestic banking subsidiary and trust banking subsidiary adopted the transitional treatments prescribed in the Industry Audit Committee Report No. 25, “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”) on July 29, 2002. According to the transitional treatments, currency swap transactions and fund swap transactions for the purpose of funds borrowing/lending in different currencies were accounted for on an accrual basis as financing transactions in accordance with the Industry Audit Committee Report No. 20, “Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry” issued by the JICPA on November 14, 2000. In the current fiscal year, such swap transactions are stated at market value as derivative transactions and net assets or liabilities are recorded on the balance sheet in accordance with the standard treatments of the Industry Audit Committee Report No. 25.

As a result, assets increased by 62,207 million yen, and its effect in the Banking segment and the Trust Banking segment was 59,734 million yen and 2,473 million yen, respectively.

In the previous fiscal year, the translation adjustments of forward exchange transactions and other relevant transactions in MTFG’s domestic banking subsidiary were reported as other in “Other assets” or other in “Other liabilities” on a net basis by applying the transitional treatments prescribed in the Industry Audit Committee Report No. 25. In the current fiscal year, they are reported as trading derivative financial instruments in “Trading assets” and “Trading liabilities” or as derivative financial instruments in “Other assets” and “Other liabilities” on a gross basis in accordance with the standard treatments of the Report No. 25. The translation adjustments of forward exchange transactions and other relevant transactions in MTFG’s domestic trust banking subsidiary were reported as other in “Other assets” or other in “Other liabilities.” In the current fiscal year, they are reported as trading derivative financial instruments in “Trading assets” and “Trading liabilities” or as derivative financial instruments in “Other assets” and “Other liabilities.” As a result, assets increased by 467,635 million yen, and its effect in the Banking segment and the Trust Banking segment was 466,600 million yen and 1,034 million yen, respectively.

4.	The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.

Such hybrid financial instruments had been risk adjusted items in the macro hedge accounting. Since the beginning of the current fiscal year, MTFG’s domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts. As a result, ordinary profit increased by 10,435 million yen, and its effect in the Banking segment and the Trust Banking segment was 8,885 million yen and 1,550 million yen, respectively.

5.	In the current fiscal year, a part of derivative business for trading purpose of MTFG’s domestic banking subsidiary is transplanted to Mitsubishi Securities Co., Ltd.. Therefore, ordinary profit and expenses for Securities includes that for the transplanted business.

2. Geographic segment information

<For the year ended March 31, 2005>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income	1,924,139	471,617	27,764	224,702	122,632	2,770,856	(142,346)	2,628,509
Ordinary income from customers	1,875,500	453,987	5,945	194,156	98,918	2,628,509	—	2,628,509
Internal ordinary income among segments	48,638	17,629	21,818	30,545	23,713	142,346	(142,346)	—

Ordinary expenses	1,480,549	340,051	33,909	212,207	93,459	2,160,177	(124,959)	2,035,218

Ordinary profit (loss)	443,590	131,565	(6,144)	12,494	29,172	610,678	(17,387)	593,291

Assets	93,822,187	12,381,414	1,606,169	7,556,906	5,211,107	120,577,784	(10,292,276)	110,285,508

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	North America includes United States and Canada. Latin America primarily includes the Caribbean and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
3.	Effective April 1, 2004, the MTFG Group adopted Financial Accounting Standard No. 3, “Revision of part Accounting Standards for Retirement Benefit” issued by the Business Accounting Council on March 16, 2005 and Financial Accounting Standard Implementation Guidance No. 7, “Revision of part Implementation Guidance for Accounting Standard for Retirement Benefit” issued by the Accounting Standards Board of Japan, “ASBJ” on March 16, 2005, because their early adoption in the fiscal year ended March 31, 2005 was permitted.

As a result, ordinary profit and income before income taxes and others increased by 4,844 million yen, and its effect in Japan was 4,699 million yen, and North America was 58 million yen, and Europe/Mid. East was 43 million yen, and Asia/Oceania was 43 million yen, respectively.

<For the year ended March 31, 2004>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income	1,866,140	453,420	34,632	251,594	105,176	2,710,964	(155,780)	2,555,183
Ordinary income from customers	1,791,099	445,309	12,734	212,057	93,982	2,555,183	—	2,555,183
Internal ordinary income among segments	75,041	8,111	21,897	39,537	11,193	155,780	(155,780)	—

Ordinary expenses	1,480,462	316,804	40,581	198,885	75,377	2,112,111	(135,299)	1,976,811

Ordinary profit (loss)	385,678	136,616	(5,949)	52,709	29,798	598,853	(20,481)	578,371

Assets	89,689,123	12,381,390	1,448,174	8,874,638	4,844,420	117,237,747	(10,622,260)	106,615,487

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	North America includes United States and Canada. Latin America primarily includes the Caribbean and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
3.	In the previous fiscal year, MTFG’s domestic banking subsidiary and trust banking subsidiary adopted the transitional treatments prescribed in the Industry Audit Committee Report No. 25, “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”) on July 29, 2002. According to the transitional treatments, currency swap transactions and fund swap transactions for the purpose of funds borrowing/lending in different currencies were accounted for on an accrual basis as financing transactions in accordance with the Industry Audit Committee Report No. 20, “Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry” issued by the JICPA on November 14, 2000. In the current fiscal year, such swap transactions are stated at market value as derivative transactions and net assets or liabilities are recorded on the balance sheet in accordance with the standard treatments of the Industry Audit Committee Report No. 25.

As a result, assets increased by 62,207 million yen, and its effect in Japan was 22,231 million yen, and North America was 398 million yen, and Europe/ Mid. East was 38,159 million yen, and Asia/Oceania was 1,418 million yen, respectively.

In the previous fiscal year, the translation adjustments of forward exchange transactions and other relevant transactions in MTFG’s domestic banking subsidiary were reported as other in “Other assets” or other in “Other liabilities” on a net basis by applying the transitional treatments prescribed in the Industry Audit Committee Report No. 25. In the current fiscal year, they are reported as trading derivative financial instruments in “Trading assets” and “Trading liabilities” or as derivative financial instruments in “Other assets” and “Other liabilities” on a gross basis in accordance with the standard treatments of the Report No. 25. The translation adjustments of forward exchange transactions and other relevant transactions in MTFG’s domestic trust banking subsidiary were reported as other in “Other assets” or other in “Other liabilities.” In the current fiscal year, they are reported as trading derivative financial instruments in “Trading assets” and “Trading liabilities” or as derivative financial instruments in “Other assets” and “Other liabilities.” As a result, assets increased by 467,635 million yen, and its effect in Japan was 231,352 million yen, and North America was 33,880 million yen, and Latin America was 1,937 million yen, and Europe/Mid. East was 168,528 million yen, and Asia/Oceania was 31,935 million yen, respectively.

4.	The derivatives, which were embedded in hybrid financial instruments and not required to be accounted separately from the host contracts, had been accounted for on an accrual basis together with the host contracts. Since the beginning of the current fiscal year, such embedded derivatives have been measured at market value and their valuation gains (losses) have been reported in current earnings if they are managed separately from the host contracts.

Such hybrid financial instruments had been risk adjusted items in the macro hedge accounting. Since the beginning of the current fiscal year, MTFG’s domestic banking subsidiary and trust banking subsidiary have adopted the standard treatments of the Industry Audit Committee Report No. 24 and, therefore, valuation gains (losses) on the derivatives which used to be risk adjusting instruments in the macro hedge accounting are reported in current earnings. In response to this change, they changed the accounting for the embedded derivatives, which had been accounted together with the host contracts, and measured them at market value and reported their valuation gains (losses) in current earnings if they are managed separately from the host contracts. As a result, ordinary profit increased by 10,435 million yen, and its effect in Japan and North America was 9,974 million yen and 461 million yen, respectively.

3. Ordinary income from overseas operations

	(in millions of yen)
	Ordinary income from overseas operations	Consolidated ordinary income	Ordinary income from overseas operations as a percentage of consolidated ordinary income
For the year ended March 31, 2005	753,008	2,628,509	28.6%
For the year ended March 31, 2004	764,083	2,555,183	29.9%

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	Ordinary income from overseas operations consists of income from transactions of the overseas branches of MTFG’s domestic banking subsidiary and trust banking subsidiary, and MTFG’s overseas subsidiaries (excluding internal ordinary income among consolidated companies).

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Investments in commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Trading securities

( in millions of yen)
As of March 31, 2004
Balance sheet amount	Valuation losses recognized on statement of operations
5,655,999	(3,823)

2. Marketable debt securities being held to maturity

	( in millions of yen)
	As of March 31, 2004
	Balance sheet amount	Market value	Differences	Gains	Losses
Domestic bonds	1,159,458	1,165,842	6,383	7,602	1,218
Government bonds	998,942	999,449	507	1,724	1,217
Municipal bonds	108,526	112,230	3,703	3,704	0
Corporate bonds	51,988	54,162	2,173	2,173	—
Foreign bonds	74,239	76,825	2,586	2,592	5
Other	168,118	168,152	34	34	—

Total	1,401,815	1,410,820	9,004	10,228	1,224

3. Marketable securities available for sale

	( in millions of yen)
	As of March 31, 2004
	Cost	Balance sheet amount	Valuation differences	Gains	Losses
Domestic equity securities	2,768,443	3,553,772	785,328	891,328	105,999
Domestic bonds	15,703,795	15,707,190	3,394	40,723	37,328
Government bonds	13,989,184	13,986,921	(2,263)	31,617	33,880
Municipal bonds	243,459	244,981	1,522	2,734	1,212
Corporate bonds	1,471,150	1,475,286	4,136	6,371	2,235
Foreign equity securities	15,012	29,518	14,506	14,827	321
Foreign bonds	6,316,837	6,424,133	107,296	115,867	8,570
Other	1,475,136	1,512,124	36,987	51,846	14,858

Total	26,279,224	27,226,739	947,514	1,114,592	167,078

4. Securities available for sale sold

( in millions of yen)
For the year ended March 31, 2004
Proceeds from sales	Gains on sales	Losses on sales
28,653,515	224,278	211,230

5. Principal securities not stated at market value

( in millions of yen)
As of March 31, 2004
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	13,749
Securities available for sale
Domestic equity securities	182,534
Domestic corporate bonds	410,366
Foreign bonds	18,935

6. Redemption schedules of bonds

	( in millions of yen)
	As of March 31, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Domestic bonds	8,211,601	6,917,038	1,020,579	1,132,321
Government bonds	7,818,442	5,246,113	793,757	1,127,550
Municipal bonds	92,371	168,187	97,475	—
Corporate bonds	300,787	1,502,737	129,346	4,771
Foreign bonds	1,047,316	4,350,417	447,576	653,007
Other	261,669	232,304	188,395	501,545

Total	9,520,586	11,499,760	1,656,551	2,286,875

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust

1. Money held in trust for trading purpose

( in millions of yen)
As of March 31, 2004
Balance sheet amount	Valuation gains recognized on statement of operations
334,316	8,247

2. Money held in trust other than trading purpose and being held to maturity

(in million of yen)
As of March 31, 2004
Cost	Balance sheet amount	Valuation differences	Gains	Losses
134,664	135,061	396	396	—

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

(in millions of yen)
As of March 31, 2004
Valuation differences	947,719
Securities available for sale	947,322
Money held in trust other than trading purpose and being held to maturity	396
Deferred tax liabilities	(386,457)

Net valuation differences	561,261

Minority interest	(3,001)
MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale	2,056

Unrealized gains on securities available for sale	560,316

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of March 31, 2005
	Notional principal or contract amount	Market value
Interest rate futures	4,653.6	(0.4)
Interest rate swaps	29,840.5	99.6
Currency swaps etc.	4,885.1	(51.8)
Other interest rate-related transactions	598.9	1.1

Total		48.5

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	8,209.8	13,008.5	1,506.5	22,724.9
Receive-floater/pay-fix	2,914.7	2,685.3	1,505.4	7,105.5
Receive-floater/pay-floater	—	10.0	—	10.0

Total	11,124.5	15,703.8	3,012.0	29,840.5

2. Deferred gains (losses)

	(in billions of yen)
	As of March 31, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A)-(B)
Interest rate futures	6.9	9.3	(2.4)
Interest rate swaps	224.3	215.2	9.0
Currency swaps etc.	24.3	26.6	(2.2)
Other interest rate-related transactions	0.3	0.4	(0.0)
Others	1.1	1.1	0.0

Total	257.1	252.8	4.3

Note:	Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2005 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc. and Consolidated Subsidiaries

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of March 31, 2004
	Notional principal or contract amount	Market value
Interest rate futures	5,921.2	2.4
Interest rate swaps	26,922.0	91.4
Currency swaps	3,994.9	17.9
Other interest rate-related transactions	3.8	0.0
Others	0.6	0.6

Total		112.5

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of March 31, 2004
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	6,089.5	12,283.2	1,318.4	19,691.2
Receive-floater/pay-fix	3,042.5	2,685.5	1,492.7	7,220.8
Receive-floater/pay-floater	—	10.0	—	10.0

Total	9,132.0	14,978.7	2,811.2	26,922.0

2. Deferred gains (losses)

	(in billions of yen)
	As of March 31, 2004
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A)-(B)
Interest rate futures	17.7	13.8	3.8
Interest rate swaps	325.2	305.1	20.0
Currency swaps	37.2	39.1	(1.9)
Other interest rate-related transactions	0.1	0.1	—
Others	4.0	4.4	(0.3)

Total	384.3	362.6	21.6

Note:	Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2004 are included in the above table.

Non-Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ended March 31, 2005

Date:	May 25, 2005
Company name (code number):	Mitsubishi Tokyo Financial Group, Inc. (8306)
(URL http://www.mtfg.co.jp)
Stock exchange listings:	Tokyo, Osaka, New York, London
Headquareters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Katsuhiko Ishizuka, Chief Manager - Financial Policy Division
(Phone) +81-3-3240-8211
Date of resolution of Board of Directors with respect to the non-consolidated financial statements:	May 25, 2005
Date of the Ordinary General Meeting of Shareholders:	June 29, 2005
Interim dividends policy:	Yes
Unit share system:	No

1. Non-consolidated financial data for the year ended March 31, 2005

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the year ended March 31,
	2005	2004
Operating income	223,511	69,321
Change from the previous year	222.4%	154.6%
Operating profit	217,159	64,735
Change from the previous year	235.5%	169.8%
Ordinary profit	208,876	64,426
Change from the previous year	224.2%	187.4%
Net income	211,163	64,474
Change from the previous year	227.5%	175.7%

Net income per common share	31,544.50	9,003.89

Net income per common and common equivalent share	—	8,862.27

Net income as a percentage of shareholders’ equity	5.0%	1.5%

Ordinary profit as a percentage of total liabilities and shareholders’ equity	4.3%	1.5%

Ordinary profit as a percentage of operating income	93.5%	92.9%

Notes:

1.	Average number of shares outstanding for the year ended:

March 31, 2005 :
(common stock)	6,512,075	shares
(preferred stock-class 1)	61,105	shares
(preferred stock-class 2)	4,109	shares
(preferred stock-class 3)	11,780	shares
March 31, 2004 :
(common stock)	6,350,814	shares
(preferred stock-class 1)	81,400	shares
(preferred stock-class 2)	58,039	shares

2.	Changes in accounting policy : No

(2) Payment of dividends

	(in millions of yen except per share data and percentages)
	For the year ended March 31,
	2005			2004
	Common stock	Preferred stock-class 1	Preferred stock class 3	Common stock	Preferred stock-class 1	Preferred stock-class 2
Interim dividends per share	0	41,250	—	0	41,250	8,100

Term-end dividends per share	6,000	41,250	7,069	6,000	41,250	8,100

Total dividends per share paid for the fiscal year	6,000	82,500	7,069	6,000	82,500	16,200

Total dividends for the fiscal year	39,254	5,036	706	38,844	6,715	576

Total dividends for the fiscal year as a percentage of net income			19.1%			67.9%

Total dividends for the fiscal year as a percentage of shareholders’ equity			0.9%			1.0%

(3) Balance sheet highlights

	(in millions of yen except per share data and percentages)
	As of March 31,
	2005	2004
Total assets	5,435,845	4,321,389
Shareholders’ equity	4,599,537	4,282,547
Shareholders’ equity as a percentage of total liabilities and shareholders’ equity	84.6%	99.1%
Shareholders’ equity per common share	645,790.03	618,015.33

Notes:

1.	Number of shares outstanding as of:

March 31, 2005 :
(common stock)	6,542,454	shares
(preferred stock-class 1)	40,700	shares
(preferred stock-class 3)	100,000	shares
March 31, 2004 :
(common stock)	6,474,038	shares
(preferred stock-class 1)	81,400	shares
(preferred stock-class 2)	15,000	shares

2.	Number of treasury stocks outstanding as of:

March 31, 2005 :	2,898	shares
March 31, 2004 :	2,061	shares

2. Earning projections for the fiscal year ending March 31, 2006

	(in millions of yen except per share data)
	For the six months ending September 30, 2005	For the year ending March 31, 2006
Operating income	185,000	315,000
Ordinary profit	172,000	285,000
Net income	172,000	285,000
Dividend per share: Common stock	3,000	3,000
Preferred stock-class 3	30,000	30,000
Preferred stock-class 8	—	15,900
Preferred stock-class 9	—	18,600
Preferred stock-class 10	—	19,400
Preferred stock-class 11	—	5,300
Preferred stock-class 12	—	11,500

Projected net income per common share for the year ending March 31, 2006 (yen): 32,871.83

Note:

The projected earning is based on an assumption of merger with UFJ holdings Inc. on October 1 2005, with MTFG as surviving entity. Interim projected earning is solely on MTFG basis and fiscal year projected earning is on merger basis. Preferred Stock of class 8, class 9, class 10, class 11 and class 12 shares described at projected dividends are to be issued upon merger with UFJ Holdings Inc..

(Reference)

Formulas for computing ratios for the fiscal year ended March 31, 2005 are as follows.

Net income per common share

Net income – Total dividends on preferred stock
Average number of common stock for the fiscal year*

Net income per common and common equivalent share

Net income – Total dividends on preferred stock + Adjustments in net income
Average number of common stock for the fiscal year* + Common equivalent share

Net income as a percentage of shareholders’ equity

Net income – Total dividends on preferred stock	× 100

{ [Shareholders’ equity at the beginning of the fiscal year – Number of preferred stock at the beginning of the fiscal year ×

Issue price] + [Shareholders’ equity at fiscal year end – Number of preferred stock at fiscal year end × Issue price] } / 2

Total dividends for the fiscal year as a percentage of net income

Total dividends for the fiscal year on common stock	× 100
Net income – Total dividends for the fiscal year on preferred stock

Total dividends for the fiscal year as a percentage of shareholders’ equity

Total dividends for the fiscal year on common stock	× 100
Shareholders’ equity at fiscal year end – Number of preferred stock at fiscal year end × Issue price

Shareholders’ equity per common share

Shareholders’ equity at fiscal year end – Deduction from shereholders’ equity**
Number of common stock at fiscal year end*

Formula for computing projected earning ratio for the fiscal year ending March 31, 2006 is as follows.

Projected net income per common share

Projected net income*** – Projected total dividends on preferred stock***
Projected average number of common stock for the fiscal year*

*	excluding treasury stock
**	number of preferred stock at fiscal year end × issue price + total dividends on preferred stock
***	based on an assumption of the merger with UFJ Holdings, Inc. on October 1, 2005, The Mitsubishi UFJ Financial Group, Inc.’s projected figures

This financial summary report and the accompanying financial highlights contain forward-looking statements and other forward-looking information relating to the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the company’s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, its results of operations, its financial condition, its management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the company’s management will strive to achieve through the successful implementation of the company’s business strategies. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In particular, the targets of the combined entity reflect assumptions about the successful implementation of the integration plan. Other forward-looking statements reflect the assumptions and estimations upon which the calculation of deferred tax assets has been based and are themselves subject to the full range of uncertainties, risks and changes in circumstances outlined above.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The company is under no obligation – and expressly disclaims any obligation – to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see the company’s latest annual report, the registration statement on Form F-4 that MTFG filed with the U.S. SEC and other disclosures.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi	UFJ CONTACT: Mr. Shiro Ikushima
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan	1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100- 8114 Japan
81-3-3240-9066	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2004		As of March 31, 2005
Assets:
Current assets:
Cash and bank deposits with banks	57,571		62,285
Deferred tax assets	32		—
Accounts receivable	51,315		57,862
Other	3		3,205
Total current assets	108,923	2.5%	123,353	2.3%
Fixed assets:
Premises and equipment:
Leasehold improvements	192		235
Equipment and furniture	116		207
Total premises and equipment	308		442
Intangible assets:
Trademarks	51		38
Computer software	501		375
Other	1		1
Total intangible assets	554		415
Investments and other assets:
Investments in subsidiaries and affiliated companies	4,210,347		4,610,714
Securities	—		700,000
Deferred tax assets	48		57
Other	518		518
Total investments and other assets	4,210,914		5,311,290
Total fixed assets	4,211,778	97.5%	5,312,148	97.7%
Deferred charge:
Organization cost	687		343
Total deferred charge	687	0.0%	343	0.0%

Total assets	4,321,389	100.0%	5,435,845	100.0%

Liabilities:
Current liabilities:
Short-term borrowings	—		322,100
Accounts payable	38,703		13,316
Accrued expenses	7		326
Income taxes payable	3		3
Deferred tax liabilities	—		345
Depsot received	53		101
Reserve for employees’ bonuses	74		113
Total current liabilities	38,842	0.9%	336,307	6.2%
Long-term liabilities:
Bonds and notes	—		200,000
Long-term borrowings	—		300,000
Total long-term liabilities	—	—%	500,000	9.2%

Total liabilities	38,842	0.9%	836,307	15.4%

Shareholders’ equity:
Capital stock	1,258,052	29.1%	1,383,052	25.4%
Capital surplus:
Legal capital surplus	2,350,244		2,499,684
Other capital surplus	599,962		477,875
Gain from decrease of capital stock and capital surplus	599,962		477,862
Gains on sales of treasury stock	—		13
Total capital surplus	2,950,207	68.3%	2,977,560	54.8%
Retained earnings:
Unappropriated	75,876		241,359
Total retained earnings	75,876	1.7%	241,359	4.4%
Less treasury stock	(1,589)	(0.0)%	(2,434)	(0.0)%
Total shareholders’ equity	4,282,547	99.1%	4,599,537	84.6%

Total liabilities and shareholders’ equity	4,321,389	100.0%	5,435,845	100.0%

See Notes to Non-Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Non-Consolidated Statements of Income

(in millions of yen)	For the year ended March 31, 2004		For the year ended March 31, 2005
Operating income:
Dividends on investments in subsidiaries and affiliated company	64,548		215,881
Management fees from subsidiaries	4,773		7,630

Total operating income	69,321	100.0%	223,511	100.0%

Operating expenses:
General and administrative expenses	4,585		6,351

Total operating expenses	4,585	6.6%	6,351	2.8%

Operating profit	64,735	93.4%	217,159	97.2%

Non-operating income:
Interest on deposits	4		1
Fees for software leases	15		28
Gains on sales of investments in affiliated company	—		257
Other	15		32

Total non-operating income	35	0.0%	321	0.1%

Non-operating expenses:
Interest on borrowed money	—		6,020
Interest on bonds and notes	—		295
Amortization of organization cost	343		343
Amortization on bond issuance cost	—		820
Amortization on stock issuance cost	—		1,038
Other	0		86

Total non-operating expenses	344	0.5%	8,604	3.8%

Ordinary profit	64,426	92.9%	208,876	93.5%

Income before income taxes	64,426	92.9%	208,876	93.5%

Income taxes-current	(84)		(2,656)
Income taxes-deferred	36		368
Total income taxes	(47)	(0.1)%	(2,287)	(1.0)%

Net income	64,474	93.0%	211,163	94.5%

Unappropriated retained earnings brought forward	15,215		33,553
Interim cash dividends	3,812		3,357
Unappropriated retained earnings at fiscal year end	75,876		241,359

See Notes to Non-Consolidated Financial Statements.

Notes to Non-Consolidated Financial Statements

The accompanying Non-Consolidated Financial Statements are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Accounting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Significant accounting policies

1.	Investments

Investments in subsidiaries, affiliates and securities not stated at market value are stated at cost determined by the moving-average method.

2.	Depreciation for fixed assets

Depreciation for premises and equipment is computed using the declining-balance method based on the following estimated useful lives. The range of estimated useful lives is principally as follows:

Leasehold improvements	10 years to 50 years

Equipment and furniture	4 years to 15 years

Amortization for intangible assets is computed by the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over an estimated useful life of 5 years.

3.	Deferred charges

Organization costs are deferred and amortized using the straight-line method over 5 years pursuant to the Commercial Code of Japan. Bonds and stock issuance costs are charged to expenses when incurred.

4.	Reserve

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

5.	Consumption Taxes

National Consumption Taxes and Local Consumption Taxes are excluded from transaction amounts.

6.	Consolidated Corporate-tax System

MTFG has adopted the consolidated corporate-tax system. MTFG’s application to suspend the consolidated corporate-tax system from the fiscal year ending March 31, 2006 was approved by the Japanese tax authorities.

Notes related to the Non-Consolidated Balance Sheet are as follows :

1. Accumulated depreciation on premises and equipment	¥342 million

2. Short-term receivables due from subsidiaries and affiliated companies	¥73,580 million
Short-term payables due from subsidiaries and affiliated companies	¥334,952 million
Long-term payables due from subsidiary	¥300,000 million

3.      MTFG indemnifies the Bankers Association of Deutschland for the deposit liability of the German branches of Bank of Tokyo Mitsubishi pursuant to regulation of the Deposit Insurance Corporation of Deutschland.

¥97,667 million

4. Aggregated number of shares authorized to be issued
Common stock	22,000,000 shares
Preferred stock	280,700 shares
Aggregated number of shares issued
Common stock	6,545,353.37 shares
Preferred stock	140,700 shares

5. Treasury stock
Common stock	2,898.41 shares

6.      With respect to other capital surplus, the Company is authorized to appropriate ¥122.1 billion to use in redeeming the shares of Class 1 Preferred Stock through a resolution of the Board of Directors as provided for in the Commercial Code and Article 16, Paragraph 2 of the Articles of Incorporation of the Company by general meeting of shareholders on June, 29, 2004.

Notes related to the Non-Consolidated Statement of Income are as follows:

1. Operating income on transactions with subsidiaries
Dividends from investments in subsidiaries and affiliated company	¥215,881 million
Management fees from subsidiaries	¥7,630 million

2. Non-operating expenses on transactions with subsidiaries
Interest on borrowed money	¥6,020 million

3. Principal items in general and administrative expenses are as follows:
Salaries and employee benefits	¥2,155 million
Outsourcing expenses	¥1,708 million
Rental expenses	¥517 million
Depreciation expenses	¥295 million
Consumables expenses	¥131 million
Stock exchange fees	¥120 million

A note related to securities is as follows:

Estimated fair value of investments in associated companies

	Balance sheet amount	Market value	Difference
Investments in affiliates	¥137,870 million	¥150,309 million	¥12,439 million

Note: Fair value is based on market value as of March 31, 2005.

Fair value is not readily determinable for Investments in subsidiaries.

Notes related to income taxes are as follows:

1.	The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

Current :
Deferred tax assets:
Reserve for employees’ bonuses	¥46 million
Other	¥3 million

Subtotal	¥49 million
Valuation allowance	¥(15 million	)

Total	¥34 million
Deferred tax liabilities:
Dividends receivable	¥(379 million	)
Net deferred tax liabilities	¥(345 million	)

Fixed :
Deferred tax assets:
Investment securities	¥674 million
Operating loss carryforwards from Local taxes	¥649 million
Operating loss carryforwards from Inhabitant taxes	¥534 million
Other	¥9 million

Subtotal	¥1,868 million
Valuation allowance	¥(1,811 million	)

Total deferred tax assets	¥57 million

2.	A reconciliation between the normal effective statutory tax rate and the actual effective tax rate is as follows:

Normal effective statutory tax rate	40.69%
Reconciliation:
Dividends and others exempted for income tax purposes	(41.76)%
Other	(0.02)%

Actual effective tax rate	(1.09)%

Per share information :

Shareholders’ equity per common share	¥645,790.03
Basic net income per common share	¥31,544.50

(Notes)

Bases for computing basic net income per common share:

Basic net income per common share	¥31,544.50
Net income	¥211,163 million
Total dividends on preferred stock	¥5,743 million
Net income attributable to common shares	¥205,420 million
Average number of common shares outstanding for the fiscal year	6,512,075 shares

     For the fiscal year ended March 31, 2005, MTFG has not dilutive securities.

Additional information

1.	Impairment of Fixed Assets

Effective April 1, 2003, the MTFG adopted “Accounting Standards for Impairment of Fixed Assets” issued by the Business Accounting Council on August 9, 2002 and Financial Accounting Standard Implementation Guidance No. 6, “Implementation Guidance for Accounting Standard for Impairment of Fixed Assets” issued by the Accounting Standards Board of Japan, “ASBJ” on October 31, 2003, because their early adoption in the fiscal year ended March 31, 2004 was permitted.

2.	Enterprise Taxes

With the implementation of the “Revision of the Local Tax Law” (Legislation No.9, March, 2003) on March 31, 2003, a part of tax basis of enterprise taxes was changed to amount of value-added and amount of capital in the fiscal year started April 1, 2004. MTFG has presented enterprise taxes computed based on amount of value-added and amount of capital in operating expenses in the Statement of Operations based on Practical Treatment of Presentation in Income Statement for Enterprise Taxes through External Standards Taxation (February 13, 2004, ASBJ-Report of Practical Issues No.12).

(Japanese GAAP)

Mitsubishi Tokyo Financial Group, Inc.

Proposed Appropriations of Retained Earnings and Other Capital Surplus

(in millions of yen)			For the year ended March 31, 2004			For the year ended March 31, 2005
Appropriations of Retained Earnings
Unappropriated retained earnings at fiscal year end			75,876			241,359

Appropriations:
Cash dividends on preferred stock-class 1	(41,250 yen per share	)	3,357	(41,250 yen per share	)	1,678
Cash dividends on preferred stock-class 2	(8,100 yen per share	)	121			—
Cash dividends on preferred stock-class 3			—	(7,069 yen per share	)	706
Cash dividends on common stock	(6,000 yen per share	)	38,844	(6,000 yen per share	)	39,254
Voluntary reserve
General reserve			—			150,000

Total			42,323			191,640

Unappropriated retained earnings to be carried forward			33,553			49,718

Appropriations of Other Capital Surplus
Other capital surplus at fiscal year end			599,962			477,875
With respect to other capital
surplus, the Company proposes to
appropriate ¥244.2 billion to use in
redeeming the shares of Class 1
Preferred Stock through a
resolution of the Board of
Directors as provided for in the
Commercial Code and Article 15,
Paragraph 2 of the Articles of
	Incorporation of the Company.
Other capital surplus to be carried forward			599,962			477,875

Note:

Related to other capital surplus for the year ended March 31, 2005

With respect to other capital surplus, the Company is authorized to appropriate ¥244.2 billion to use in redeeming the shares of Class 1 Preferred Stock through a resolution of the Board of Directors as provided for in the Commercial Code and Article 16, Paragraph 2 of the Articles of Incorporation of the Company by general meeting of shareholders on June 29,2004.

Based on the authorization, the Company appropriated ¥122.1 billion to use in redeeming shares of Class 1 Preffer Stock (40,700 shares) on October 1, 2004 through a resolution of the Board of Directors as provided for in the Articles of Incorporation of the Company on August 26, 2004. And the Company appropriated ¥122.1 billion to use in redeeming shares of Class 1 Preffer Stock (40,700shares) on April 1, 2005 through a resolution of the Board of Directors as provided for in the Articles of Incorporation of the Company on February 18, 2005.

Mitsubishi Tokyo Financial Group, Inc.

Changes of Directors and Corporate Auditors

Changes in Directors and Corporate Auditors have been disclosed separately on April 20, 2005 and May 25, 2005.

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2005

Mitsubishi Tokyo Financial Group, Inc.

Mitsubishi Tokyo Financial Group, Inc.

[Contents]

1 Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2005

1.Financial Results	[Consolidated]	1
2. Valuation Differences on Securities	[Consolidated], [Trust]	2
3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated]	3
4. Return on Equity	[Consolidated]	3

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Trust]	4
	[Consolidated and Trust]
2. Classification of Risk-Monitored Loans	[Consolidated], [Trust]	5
3. Allowance for Loan Losses	[Consolidated], [Trust]	6
4. Coverage Ratio against Risk-Monitored Loans	[Consolidated]	6
5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Total of the 2 Banks*]	7
6. Status of Secured Coverage on Disclosed Claims under the FRL	[Total of the 2 Banks*]	7
7. Progress in the Disposal of Problem Assets	[Total of the 2 Banks*]	8
8. Classification of Loans by Type of Industry	[Total of the 2 Banks*]	13
	[Trust]
9. Foreign Loans	[Total of the 2 Banks*]	15
10. Loans and Deposits	[Total of the 2 Banks*]	16
11. Domestic Deposits	[Total of the 2 Banks*]	16
12. Number of Employees	[Total of the 2 Banks*]	16
13. Number of Offices	[Total of the 2 Banks*]	16
14. Status of Deferred Tax Assets	[Total of the 2 Banks*]	17
15. Employees’ Retirement Benefits	[Consolidated]	19
16. Earning Projections for the Fiscal Year Ending March 31, 2006	[Consolidated]	20
	[Non-Consolidated]

Note: *	“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and
The Mitsubishi Trust and Banking Corporation.

Mitsubishi Tokyo Financial Group, Inc.

1 Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2005

1. Financial Results

	(in millions of yen)
	For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease)
			(B) - (A)
Gross profits	1,763,520	1,832,912	69,391
Net interest income	1,029,154	1,008,848	(20,305)
Trust fees	86,461	100,959	14,497
Credit costs for trust accounts (1)	(10,045)	(3,313)	6,732
Net fees and commissions	421,684	499,551	77,867
Net trading profits	135,647	125,326	(10,320)
Net other business income	90,573	98,225	7,652
Net gains on debt securities	(25,017)	29,996	55,013
General and administrative expenses	980,438	995,430	14,991
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	793,127	840,795	47,667
Provision for formula allowance for loan losses(2)	—	—	—
Net business profits*	783,081	837,482	54,400
Net non-recurring losses	(204,710)	(244,191)	(39,400)
Credit related costs(3)	(156,963)	(190,852)	(33,888)
Losses on loan charge-offs	(70,472)	(83,863)	(13,391)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(39,418)	(2,812)	36,605
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	(47,072)	(104,175)	(57,103)
Net losses on equity securities	3,371	(43,410)	(46,782)
Gains on sales of equity securities	90,571	86,386	(4,184)
Losses on sales of equity securities	(74,470)	(20,718)	53,751
Losses on write down of equity securities	(12,729)	(109,078)	(96,349)
Equity in profit of affiliates	3,595	17,686	14,091
Other	(54,713)	(27,614)	27,098

Ordinary profit	578,371	593,291	14,919

Net special gains	301,531	62,184	(239,346)
Reversal of allowance for loan losses (4)	239,965	45,091	(194,873)
Gain on loans charged-off(5)	26,425	26,182	(242)
Losses on impairment of fixed assets	(21,586)	(5,059)	16,527
Refund of enterprise taxes by the Tokyo Metropolitan Government	41,989	—	(41,989)
Gains on transfer of the substitutional portion of future pension obligations	26,503	—	(26,503)
Income before income taxes and others	879,903	655,475	(224,427)
Income taxes-current	45,956	69,321	23,365
Income taxes-deferred	230,650	208,966	(21,684)
Minority interest	42,480	38,711	(3,709)

Net income	560,815	338,416	(222,398)

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(72,955)	149,074	222,029
Total credit costs (1)+(2)+(3)+(4)+(5)	(99,380)	122,891	222,271
Number of consolidated subsidiaries	152	146	(6)
Number of affiliated companies accounted for by the equity method	24	25	1

Mitsubishi Tokyo Financial Group, Inc.

2. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

	(in millions of yen)
	As of March 31, 2005				As of March 31, 2004
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	23,565	14,561	23,737	171	9,004	10,228	1,224
Securities available for sale	985,949	38,434	1,119,294	133,345	947,514	1,114,592	167,078
Domestic equity securities	894,056	108,727	961,169	67,113	785,328	891,328	105,999
Domestic bonds	54,095	50,700	60,823	6,728	3,394	40,723	37,328
Other	37,797	(120,992)	97,301	59,503	158,790	182,541	23,750
Total	1,009,514	52,995	1,143,032	133,517	956,518	1,124,821	168,302
Domestic equity securities	894,056	108,727	961,169	67,113	785,328	891,328	105,999
Domestic bonds	76,179	66,400	82,908	6,728	9,778	48,325	38,546
Other	39,278	(122,132)	98,954	59,675	161,411	185,167	23,755

(3) Market value information for securities in trusts with contracts for compensating the principal

    Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities

	(in millions of yen)
	Trust Assets at period end	Market Value	Valuation Gains
March 31, 2005	237,038	241,947	4,908

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 4,428 millions of yen

    Loan Trusts

A. Market Value of Securities

	(in millions of yen)
	Trust Assets at period end	Market Value	Valuation Gains
March 31, 2005	755	755	—

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 4,599 millions of yen

Mitsubishi Tokyo Financial Group, Inc.

3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

			(in billions of yen except percentages)
			As of March 31, 2005 (A) (Preliminary basis)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)

				(A) - (B)	(A) - (C)
(1)		Risk-adjusted capital ratio	11.76%	(1.18)%	0.84%	12.95%	10.92%
(2)		Tier 1 capital	4,286.7	427.3	260.8	3,859.4	4,025.9
(3)		Tier 2 capital includable as qualifying capital	3,250.9	93.0	432.8	3,157.8	2,818.0
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	449.4	21.3	130.1	428.0	319.2
	ii)	The amount of land revaluation excess includable as qualifying capital	127.4	(6.1)	(0.9)	133.6	128.3
	iii)	Subordinated debt	2,238.7	244.7	234.3	1,993.9	2,004.4
(4)		Tier 3 capital includable as qualifying capital	—	(30.0)	—	30.0	—
(5)		Deductions from total qualifying capital	915.0	860.5	20.7	54.5	894.3
(6)		Total qualifying capital (2)+(3)+(4)-(5)	6,622.6	(370.1)	672.9	6,992.7	5,949.6
(7)		Risk-adjusted assets	56,270.5	2,273.8	1,813.4	53,996.7	54,457.1

4. Return on Equity

	(%)
	For the year ended March 31, 2005 (A)	Increase/ (Decrease)	For the year ended March 31, 2004 (B)
		(A) - (B)
ROE *	9.50	(8.46)	17.97

Note: * ROE is computed as follows:

(Net income - Dividends on preferred stocks)	× 100

{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period)

+ (Shareholders’ equity at end of period - Number of preferred stocks at end of period × Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

Mitsubishi Tokyo Financial Group, Inc.

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	18,136	(28,002)	(15,609)	46,138	33,746
Past due loans	779,424	85,947	(393,884)	693,477	1,173,309
Accruing loans contractually past due 3 months or more	10,412	(1,847)	(1,485)	12,260	11,898
Restructured loans	427,715	(273,932)	102,077	701,648	325,637

Total	1,235,689	(217,835)	(308,901)	1,453,524	1,544,591

Amount of direct reduction	424,707	(103,632)	(57,801)	528,339	482,508
Loans and bills discounted	46,446,670	(143,461)	(974,315)	46,590,131	47,420,986

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.03%	(0.05)%	(0.03)%	0.09%	0.07%
Past due loans	1.67%	0.18%	(0.79)%	1.48%	2.47%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.92%	(0.58)%	0.23%	1.50%	0.68%

Total	2.66%	(0.45)%	(0.59)%	3.11%	3.25%

[Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	1,237	(350)	(149)	1,588	1,386
Past due loans	576	(715)	(87)	1,292	664
Accruing loans contractually past due 3 months or more	259	(111)	(578)	370	837
Restructured loans	23,920	(8,647)	(1,024)	32,568	24,944

Total	25,994	(9,825)	(1,839)	35,819	27,833

Loans and bills discounted	486,451	(135,524)	(64,784)	621,976	551,236

[Consolidated and Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	19,374	(28,352)	(15,758)	47,727	35,132
Past due loans	780,001	85,231	(393,972)	694,769	1,173,974
Accruing loans contractually past due 3 months or more	10,672	(1,958)	(2,063)	12,631	12,735
Restructured loans	451,635	(282,580)	101,053	734,216	350,582

Total	1,261,684	(227,660)	(310,741)	1,489,344	1,572,425

Loans and bills discounted	46,933,122	(278,985)	(1,039,100)	47,212,108	47,972,223

Mitsubishi Tokyo Financial Group, Inc.

2.	Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic*	1,092,456	(33,622)	(164,408)	1,126,078	1,256,864
Overseas*	143,233	(184,213)	(144,493)	327,446	287,727
Asia	7,437	(19,218)	(26,582)	26,656	34,020
Indonesia	2,248	(2,329)	(1,277)	4,578	3,526
Thailand	2,006	(8,556)	(717)	10,562	2,724
Hong Kong	—	(4,717)	(22,148)	4,717	22,148
Other	3,182	(3,616)	(2,439)	6,798	5,621
United States of America	102,445	(128,074)	(90,462)	230,520	192,908
Other	33,350	(36,919)	(27,448)	70,269	60,798

Total	1,235,689	(217,835)	(308,901)	1,453,524	1,544,591

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

[Trust accounts]
	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic	25,994	(9,825)	(1,839)	35,819	27,833

Classification by type of industry of borrowers

[Consolidated]
	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic*	1,092,456	(33,622)	(164,408)	1,126,078	1,256,864
Manufacturing	123,471	(63,938)	(57,351)	187,410	180,823
Construction	96,941	14,421	42,741	82,520	54,200
Wholesale and Retail	149,266	(79,929)	(189,501)	229,195	338,767
Banks and other financial institutions	64,986	43,462	(1,261)	21,523	66,247
Real estate	299,560	(13,413)	(74,314)	312,973	373,874
Services	200,809	53,316	77,036	147,493	123,772
Other industries	77,722	22,928	42,193	54,793	35,528
Consumer	79,698	(10,470)	(3,950)	90,168	83,648
Overseas*	143,233	(184,213)	(144,493)	327,446	287,727
Banks and other financial institutions	48,429	(35,298)	(49,945)	83,728	98,375
Commercial and industrial	80,549	(130,026)	(86,319)	210,576	166,869
Other	14,253	(18,887)	(8,229)	33,141	22,482

Total	1,235,689	(217,835)	(308,901)	1,453,524	1,544,591

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

[Trust accounts]
	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic	25,994	(9,825)	(1,839)	35,819	27,833
Manufacturing	338	(4,126)	(96)	4,465	435
Construction	47	(15)	(12)	63	60
Wholesale and Retail	1,120	(1,077)	(590)	2,197	1,710
Banks and other financial institutions	—	—	—	—	—
Real estate	3,927	(1,967)	(803)	5,894	4,730
Services	1,266	209	572	1,057	694
Other industries	16,602	(370)	(266)	16,972	16,868
Consumer	2,691	(2,477)	(643)	5,168	3,334

Total	25,994	(9,825)	(1,839)	35,819	27,833

Mitsubishi Tokyo Financial Group, Inc.

3.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	739,617	(93,020)	(62,186)	832,638	801,804
Formula allowance for loan losses	435,369	(166,893)	69,291	602,263	366,078
Specific allowance for loan losses	304,112	80,009	(126,195)	224,102	430,307
Allowance for loans to specific foreign borrowers	136	(6,136)	(5,282)	6,272	5,419

[Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Special internal reserves	4,844	(1,290)	(639)	6,135	5,483
Allowance for bad debts	545	(254)	(67)	799	613

4. Coverage Ratio against Risk-Monitored Loans [Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (I)	739,617	(93,020)	(62,186)	832,638	801,804
Risk-monitored loans (II)	1,235,689	(217,835)	(308,901)	1,453,524	1,544,591
Coverage ratio (I)/(II)	59.85%	2.57%	7.94%	57.28%	51.91%

Mitsubishi Tokyo Financial Group, Inc.

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)
[Banking and Trust accounts : Total of the 2 Banks]
	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Claims to bankrupt and substantially bankrupt debtors	103,411	(37,016)	(4,461)	140,428	107,873
Claims under high risk	729,972	188,663	(438,056)	541,309	1,168,029
Claims under close observation	458,378	(278,972)	101,754	737,350	356,623

Total (1)	1,291,763	(127,325)	(340,763)	1,419,088	1,632,526

Normal claims	47,361,936	474,501	(735,913)	46,887,434	48,097,849

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking and Trust accounts : Total of the 2 Banks]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	925,467	(68,204)	(247,901)	993,672	1,173,369
Allowance for loan losses	356,916	36,556	(75,018)	320,359	431,934
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	568,551	(104,761)	(172,883)	673,312	741,434
Secured coverage ratio (2)/(1)	71.64%	1.62%	(0.23)%	70.02%	71.87%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Banking and Trust accounts : Total of the 2 Banks]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] /(A)
Claims to bankrupt and substantially bankrupt debtors	103,411 [140,428	]	8,900 [15,770	]	— —	94,511 [124,654	]	100.00 [99.97	% ]%	100.00 [99.99	% ]%
Claims under high risk	729,972 [541,309	]	271,755 [165,737	]	— —	305,921 [286,271	]	64.08 [64.98	% ]%	79.13 [83.50	% ]%
Claims under close observation	458,378 [737,350	]	76,260 [138,852	]	— —	168,117 [262,386	]	26.27 [29.23	% ]%	53.31 [54.41	% ]%
Sub total (1)	1,291,763 [1,419,088	]	356,916 [320,359	]	— —	568,551 [673,312	]	49.35 [42.95	% ]%	71.64 [70.02	% ]%
Normal claims	47,361,936 [46,887,434	]

Total (2)	48,653,699 [48,306,522	]

Sub total (1) / Total (2)	2.65 [2.93	% ]%

Note: The upper figures are as of March 31, 2005. The lower figures with bracket are as of March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc.

7.	Progress in the Disposal of Problem Assets [Banking and Trust accounts: Total of the 2 Banks] (excluding claims under close observation)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	513.6	280.6	274.1	213.9	253.7	68.7	34.9	23.0	11.4	7.0		(4.4)
Claims under high risk	1,580.2	1,400.4	1,141.3	840.1	378.5	37.4	33.2	8.7	7.7	6.4		(1.2)

Total	2,093.8	1,681.0	1,415.4	1,054.1	632.2	106.2	68.2	31.8	19.1	13.5	(A)	(5.6	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	0.1
Loan sales to secondary market	2.1
Charge-off	0.0
Other	3.2
Collection of claims	3.1
Improvements in financial status	0.0

Total	5.6	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	2.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.6
Entrust through the managed trust method to the Resolution and Collection Corporation	0.5

Total	6.2

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	117.9	103.8	99.2	46.9	28.6	27.1	17.6	15.4	12.2		(3.2)
Claims under high risk	769.0	693.0	538.9	346.0	79.4	55.7	30.9	25.6	19.4		(6.2)

Total	887.0	796.8	638.1	393.0	108.0	82.8	48.5	41.1	31.7	(C)	(9.4	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.5
Charge-off	(0.4)
Other	9.2
Collection of claims	7.1
Improvements in financial status	2.0

Total	9.4	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	11.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	12.2

Mitsubishi Tokyo Financial Group, Inc.

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	30.2	42.1	27.9	19.3	12.3	7.3	6.1	4.4		(1.6)
Claims under high risk	337.1	170.3	101.6	53.7	31.7	19.4	14.9	8.9		(6.0)

Total	367.3	212.5	129.6	73.0	44.0	26.8	21.1	13.4	(E)	(7.7	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.9
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.0
Charge-off	0.5
Other	5.2
Collection of claims	3.2
Improvements in financial status	1.9

Total	7.7	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.5

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	63.6	44.4	22.3	17.1	6.8	6.0	5.3		(0.6)
Claims under high risk	384.0	190.9	113.7	55.2	32.0	26.3	22.4		(3.8)

Total	447.7	235.3	136.0	72.3	38.9	32.4	27.8	(G)	(4.5	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.1
Other	4.0
Collection of claims	3.3
Improvements in financial status	0.7

Total	4.5	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.3

Mitsubishi Tokyo Financial Group, Inc.

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	28.9	35.2	30.1	20.4	15.0	12.5		(2.5)
Claims under high risk	369.4	179.5	98.5	58.5	44.9	31.8		(13.0)

Total	398.4	214.7	128.7	78.9	60.0	44.3	(I)	(15.6	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.7
Charge-off	3.7
Other	7.9
Collection of claims	6.7
Improvements in financial status	1.2

Total	15.6	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	6.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	11.5

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	52.1	46.0	41.2	35.5	29.4		(6.0)
Claims under high risk	567.4	320.5	177.4	71.1	44.4		(26.6)

Total	619.6	366.5	218.6	106.7	73.9	(K)	(32.7	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	1.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	8.8
Charge-off	6.5
Other	16.0
Collection of claims	11.1
Improvements in financial status	4.8

Total	32.7	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.8

Mitsubishi Tokyo Financial Group, Inc.

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	14.4	9.1	6.0	5.4		(0.5)
Claims under high risk	150.7	94.1	60.8	47.0		(13.8)

Total	165.1	103.3	66.9	52.5	(M)	(14.4	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.6
Charge-off	0.5
Other	11.8
Collection of claims	8.4
Improvements in financial status	3.3

Total	14.4	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.0
Quasi-legal liquidation	0.1
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.4

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	14.7	6.9	7.4		0.5
Claims under high risk	120.0	59.5	42.9		(16.5)

Total	134.7	66.4	50.4	(O)	(15.9	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.5
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.8
Charge-off	2.6
Other	11.6
Collection of claims	8.4
Improvements in financial status	3.2

Total	15.9	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.1

Mitsubishi Tokyo Financial Group, Inc.

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	5.0	6.0		0.9
Claims under high risk	856.7	328.7		(528.0)

Total	861.8	334.7	(Q)	(527.0	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.6
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.9
Charge-off	5.5
Other	516.7
Collection of claims	262.1
Improvements in financial status	254.5

Total	527.0	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.1

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005
Claims to bankrupt and substantially bankrupt debtors	13.2
Claims under high risk	177.5

Total	190.7	(S)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.9

(11)	Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	513.6	398.6	408.1	419.0	402.1	226.4	182.3	140.4	107.8	103.4	(4.4)
Claims under high risk	1,580.2	2,169.5	2,171.4	1,933.5	1,386.6	1,031.3	745.7	541.3	1,168.0	729.9	(438.0)

Total	2,093.8	2,568.1	2,579.6	2,352.6	1,788.7	1,257.8	928.0	681.7	1,275.9	833.3	(442.5)

Mitsubishi Tokyo Financial Group, Inc.

8. Classification of Loans by Type of Industry

(1)	Loans by type of industry [Total of the 2 Banks]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	38,637,246	(324,616)	(1,484,597)	38,961,862	40,121,843
Manufacturing	4,818,938	(485,274)	(368,335)	5,304,212	5,187,273
Agriculture	9,326	(3,034)	(2,337)	12,360	11,663
Forestry	4,347	(540)	(437)	4,887	4,784
Fishery	25,207	(3,304)	(3,618)	28,511	28,825
Mining	34,452	(333)	1,225	34,785	33,227
Construction	890,907	(77,548)	(42,120)	968,455	933,027
Utilities	365,523	(17,681)	(6,381)	383,204	371,904
Media and Communication	1,341,894	(116,017)	(11,396)	1,457,911	1,353,290
Wholesale and Retail	4,247,645	(333,097)	(189,923)	4,580,742	4,437,568
Banks and other financial institutions	4,477,578	263,657	(616,586)	4,213,921	5,094,164
Real estate	4,820,187	302,678	214,205	4,517,509	4,605,982
Services	3,834,332	(763,319)	(682,850)	4,597,651	4,517,182
Municipal government	692,655	81,899	209,496	610,756	483,159
Other industries	13,074,247	827,300	14,459	12,246,946	13,059,787

Overseas offices and loans booked at offshore markets	4,761,142	333,175	234,184	4,427,966	4,526,958

Total	43,398,388	8,558	(1,250,413)	43,389,829	44,648,801

(2)	Domestic consumer loans [Total of the 2 Banks]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	8,346,325	228,990	15,889	8,117,335	8,330,435
Housing loans	7,936,186	280,707	41,727	7,655,479	7,894,458
Others	410,139	(51,716)	(25,837)	461,855	435,977

(3)	Domestic loans to small/medium-sized companies and individual clients [Total of the 2 Banks]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small/medium-sized companies and individual clients	20,386,570	286,196	(86,057)	20,100,373	20,472,628
Percentage to total domestic loans	52.76%	1.17%	1.73%	51.58%	51.02%

Mitsubishi Tokyo Financial Group, Inc.

(4)	Loans by type of industry [Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	567,621	(168,251)	(83,398)	735,872	651,019
Manufacturing	22,920	(17,265)	(11,133)	40,185	34,053
Agriculture	—	—	—	—	—
Forestry	15	(7)	(4)	22	19
Fishery	1,000	(128)	(64)	1,128	1,064
Mining	24	(37)	(10)	61	34
Construction	1,803	(441)	(207)	2,244	2,010
Utilities	68,973	(24,492)	(10,932)	93,465	79,905
Media and Communication	46,838	(29,149)	(14,765)	75,987	61,603
Wholesale and Retail	5,598	(2,760)	(1,227)	8,358	6,825
Banks and other financial institutions	34,555	(27,671)	(7,741)	62,226	42,296
Real estate	32,872	(32,198)	(27,978)	65,070	60,850
Services	23,349	(2,993)	(1,286)	26,342	24,635
Municipal government	33,727	(2,023)	(1,050)	35,750	34,777
Other industries	295,940	(29,086)	(7,001)	325,026	302,941

Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	567,621	(168,251)	(83,398)	735,872	651,019

(5) Domestic consumer loans [Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	198,593	(29,496)	(13,621)	228,089	212,215
Housing loans	196,656	(28,901)	(13,348)	225,558	210,004
Others	1,936	(594)	(273)	2,530	2,210

(6) Domestic loans to small and medium-sized companies [Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small and medium-sized companies	377,452	(94,995)	(45,606)	472,447	423,058
Percentage to total domestic loans	66.49%	2.29%	1.51%	64.20%	64.98%

Mitsubishi Tokyo Financial Group, Inc.

9.	Foreign Loans

(1)	Loans to specific foreign borrowers [Total of the 2 Banks]

	(in millions of yen except number of countries)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Loan to specific foreign borrowers	556	(37,084)	(35,983)	37,641	36,540
Number of countries	4	(7)	(3)	11	7

(2)	Loans to Asian countries [Total of the 2 Banks]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Thailand	266,353	75,265	47,384	191,087	218,968
Indonesia	136,058	21,614	7,274	114,444	128,783
Malaysia	78,016	(9,826)	(8,628)	87,843	86,644
Philippines	52,375	(6,179)	(3,819)	58,554	56,194
South Korea	165,262	4,749	29,275	160,512	135,987
Singapore	233,936	(21,105)	(13,794)	255,041	247,730
Hong Kong	378,390	15,967	13,834	362,423	364,556
China	309,443	90,296	30,133	219,147	279,310
Taiwan	62,077	12,112	8,415	49,964	53,662
Others	63,838	22,151	17,227	41,687	46,611

Total	1,745,752	205,045	127,302	1,540,707	1,618,449

(3)	Loans to Latin American countries [Total of the 2 Banks]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Argentina	5,826	(14,198)	(2,889)	20,024	8,716
Brazil	45,379	(938)	7,879	46,317	37,500
Mexico	64,060	(1,639)	(9,147)	65,700	73,208
Caribbean countries	395,469	40,432	(4,280)	355,036	399,750
Others	67,578	(17,234)	(7,495)	84,812	75,073

Total	578,315	6,421	(15,934)	571,893	594,249

Mitsubishi Tokyo Financial Group, Inc.

10.	Loans and Deposits [Total of the 2 Banks]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	63,404,780	740,633	587,384	62,664,147	62,817,395
Deposits (average balance)	62,164,465	1,910,958	87,789	60,253,507	62,076,676
Loans (ending balance)	43,398,388	8,558	(1,250,413)	43,389,829	44,648,801
Loans (average balance)	43,478,641	466,005	(57,106)	43,012,635	43,535,747

11.	Domestic Deposits [Total of the 2 Banks]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Individuals	34,181,040	778,675	379,284	33,402,365	33,801,755
Corporations and others	21,129,335	554,186	732,837	20,575,149	20,396,497
Domestic deposits	55,310,376	1,332,861	1,112,122	53,977,514	54,198,253

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12.	Number of Employees [Total of the 2 Banks]

	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Number of employees	19,694	(629)	(507)	20,323	20,201

13.	Number of Offices [Total of the 2 Banks]

	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic	327	12	14	315	313
Head office and Branches	294	(2)	3	296	291
Sub-branches and Agencies	33	14	11	19	22
Overseas	80	(1)	(1)	81	81
Branches	47	(1)	—	48	47
Sub-branches	15	1	—	14	15
Representative offices	18	(1)	(1)	19	19

Total	407	11	13	396	394

Mitsubishi Tokyo Financial Group, Inc.

14.	Status of Deferred Tax Assets

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

(Total of the two banks)

		(in billions of yen)
		Mar. 31, 2005
			vs. Mar. 31, 2004
1	Deferred Tax Assets	947.1	(170.0)
2	Allowance for loan losses	293.9	(59.8)
3	Write down of investment securities	159.9	60.2
4	Net operating loss carryforwards	474.7	(188.1)
5	Reserve for employees’ retirement benefits	40.7	4.7
6	Unrealized losses on securities available for sale	—	—
7	Other	50.7	(4.6)
8	Valuation allowance	(72.9)	17.4
9	Deferred tax liabilities	425.6	21.3
10	Gains on placing trust for retirement benefits	7.3	—
11	Unrealized gains on securities available for sale	408.0	20.5
12	Other	10.3	0.8
13	Net Deferred Tax Assets	521.5	(191.4)

	(Consolidated)
14	Net Deferred Tax Assets	428.2	(227.2)

(2)	Balance of Net Deferred Tax Assets and % of Tier I Capital

(in billions of yen)

(3)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

(Total of the two banks)

		(in billions of yen)
		FY 2004
15	Net business profits before credit costs	709.6
16	Credit related costs	134.2
17	Income before income taxes	521.6
18	Reconciliation to taxable income	(36.7)
19	Taxable income	484.9

(4)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

(Total of the two banks)

		(in billions of yen)
		FY 1999	FY 2000	FY 2001	FY 2002	FY 2003
20	Net business profits before credit costs	578.6	552.0	619.5	689.9	654.8
21	Credit related costs	652.4	730.5	666.3	485.9	(105.7)
22	Income before income taxes	409.4	(199.0)	(359.3)	(485.2)	719.0
23	Reconciliation to taxable income	(76.3)	304.4	142.0	(1,021.4)	(443.9)
24	Taxable income	333.1	105.3	(217.2)	(1,506.7)	275.0

(5)	Comparison with Past Fiscal Years

Mitsubishi Tokyo Financial Group, Inc.

(6)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No. 66

Although we recorded taxable income for the fiscal year ended March 31, 2005, we are classified as “4” described above since we have material net operating loss carryforwards. However, since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

(7)	Extraordinary Factors Such as Changes in Laws and Regulations

Our net operating loss carryforwards were incurred due to, among other things, the followings: (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package,” which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival,” which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc.”

(8)	Realizability of Deferred Tax Assets at March 31, 2005 (Assumptions)

(Total of the two banks)

		(in billions of yen)
		Five year total (2005 to 2009)
1	Net business profits (based on our business plan) (*1)	4,561.0
2	Net business profits (basis of realizability determination) (*2)	4,178.1
3	Income before income taxes (basis of realizability determination)	3,364.0
4	Taxable income before adjustments (basis of realizability determination) (*3)	3,636.6
5	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	2,302.3
6	Deferred tax assets at March 31, 2005 (*4)	947.1

(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Line“5” multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009
S/T interest rate (3 m/s TIBOR)	0.13%	0.29%	0.41%	0.46%	0.64%
L/T interest rate (10 year JGB)	1.81%	2.22%	2.29%	2.29%	2.58%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105

Mitsubishi Tokyo Financial Group, Inc.

15.	Employees’ Retirement Benefits

(1)	Benefit obligation

[Consolidated]

		(in millions of yen)
		As of March 31, 2005
Projected benefits obligation	(A)	1,039,504
Discount rates:
Domestic subsidiaries : 1.10% to 2.20%, Overseas subsidiaries : 5.00% to 6.25%
Fair value of plan assets	(B)	1,009,866
Prepaid pension cost	(C)	202,264
Reserve for employees’ retirement benefits	(D)	39,483
Total amount unrecognized	(A-B+C-D)	192,418
Unrecognized prior service cost		(33,436)
Unrecognized net actuarial loss		225,854

Note Discount rate : The Bank of Tokyo-Mitsubishi, Ltd. 2.20%, The Mitsubishi Trust and Banking Corporation 2.20%.

(2)	Net periodic pension cost

[Consolidated]

(in millions of yen)
For the year ended March 31, 2005
Net periodic cost of the employees’ retirement benefits	59,680
Service cost	27,391
Interest cost	25,404
Expected return on plan assets	(41,397)
Amortization of net obligation by the change of accounting policy	16,326
Amortization of prior service cost	(4,224)
Amortization of net actuarial loss	26,083
Other	10,095

Mitsubishi Tokyo Financial Group, Inc.

16.	Earning Projections for the Fiscal Year Ending March 31, 2006

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	3,850.0	1,300.0	2,628.5	1,258.1
Ordinary profit	900.0	300.0	593.2	310.3
Net income	400.0	140.0	338.4	171.6

[Non-consolidated]
	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Operating income	210.0	185.0	223.5	187.9
Ordinary profit	163.0	172.0	217.1	183.2
Net income	163.0	172.0	211.1	183.2

Mitsubishi Tokyo Financial Group, Inc. will merge with UFJ Holdings, Inc on October 1, 2005, subject to the approval by the shareholders and the relevant authorities, with Mitsubishi Tokyo Financial Group, Inc as the surviving entity.

*	Mitsubishi Tokyo Financial Group, Inc.’s operating results and Mitsubishi Tokyo Financial Group, Inc.’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006)
**	The aggregate amount of Mitsubishi Tokyo Financial Group, Inc.’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group, Inc.’s projected earnings (from October to March for the fiscal year ending March 31,2006)

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2005

The Bank of Tokyo-Mitsubishi, Ltd.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

[Contents]

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2005

1. Consolidated Balance Sheets		21
2. Consolidated Statements of Operations		22
3. Consolidated Statements of Capital Surplus and Retained Earnings		23
4. Non-Consolidated Balance Sheets		24
5. Non-Consolidated Statements of Operations		25
6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives		26
	[Consolidated]
7. Financial Results	[Consolidated], [Non-Consolidated]	27
8. Average Interest Rate Spread	[Non-Consolidated]	29
9. Valuation Differences on Securities	[Consolidated], [Non-Consolidated]	29
10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	30

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	31
2. Classification of Risk-Monitored Loans	[Consolidated]	32
3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated]	33
4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	33
5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)	[Non-Consolidated]	34
6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated]	34
7. Progress in the Disposal of Problem Assets	[Non-Consolidated]	35
8. Classification of Loans by Type of Industry	[Non-Consolidated]	40
9. Loans and Deposits	[Non-Consolidated]	41
10. Domestic Deposits	[Non-Consolidated]	41
11. Number of Employees	[Non-Consolidated]	41
12. Number of Offices	[Non-Consolidated]	41
13. Status of Deferred Tax Assets	[Non-Consolidated]	42
14. Employees’ Retirement Benefits	[Non-Consolidated]	43
15. Earning Projections for the Fiscal Year Ending March 31, 2006	[Consolidated], [Non-Consolidated]	44
	[Non-Consolidated and subsidiaries]

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2005

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of March 31,		Increase/ (Decrease)

(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Assets:
Cash and due from banks	7,833,571	5,840,013	1,993,558
Call loans and bills bought	713,930	953,941	(240,010)
Receivables under resale agreements	500,490	1,409,963	(909,472)
Receivables under securities borrowing transactions	5,102,272	4,603,993	498,278
Commercial paper and other debt purchased	1,971,327	1,297,241	674,085
Trading assets	7,218,616	6,296,997	921,618
Money held in trust	449,476	462,424	(12,948)
Investment securities	22,877,391	20,960,352	1,917,039
Allowance for losses on investment securities	(1,174)	(1,923)	748
Loans and bills discounted	38,785,954	38,017,560	768,394
Foreign exchanges	682,367	553,711	128,655
Other assets	2,617,603	2,450,786	166,817
Premises and equipment	690,479	721,219	(30,740)
Deferred tax assets	372,436	517,036	(144,599)
Customers’ liabilities for acceptances and guarantees	4,395,255	4,233,353	161,901
Allowance for loan losses	(577,043)	(630,054)	53,010

Total assets	93,632,955	87,686,618	5,946,337

Liabilities:
Deposits	57,732,529	55,910,135	1,822,394
Negotiable certificates of deposit	1,724,336	1,528,477	195,859
Debentures	—	265,957	(265,957)
Call money and bills sold	8,671,196	5,993,188	2,678,008
Payables under repurchase agreements	2,635,665	2,812,279	(176,613)
Payables under securities lending transactions	2,194,155	1,571,280	622,875
Commercial paper	349,534	241,006	108,528
Trading liabilities	3,319,223	2,751,586	567,637
Borrowed money	1,065,189	1,153,916	(88,727)
Foreign exchanges	927,331	1,068,413	(141,082)
Short-term corporate bonds	619,700	300,200	319,500
Bonds and notes	3,565,588	3,350,710	214,878
Bonds with warrants	49,165	50,000	(835)
Other liabilities	2,117,983	2,612,359	(494,376)
Reserve for employees’ bonuses	16,246	13,050	3,195
Reserve for employees’ retirement benefits	36,152	32,140	4,012
Reserve for expenses related to EXPO 2005 Japan	164	97	66
Reserves under special laws	1,457	1,160	296
Deferred tax liabilities	56,358	56,137	220
Deferred tax liabilities on land revaluation excess	124,846	130,408	(5,562)
Acceptances and guarantees	4,395,255	4,233,353	161,901

Total liabilities	89,602,081	84,075,860	5,526,220

Minority interest	386,834	357,087	29,747

Shareholder’s equity:
Capital stock	996,973	871,973	125,000
Capital surplus	806,928	681,928	125,000
Retained earnings	1,346,203	1,256,278	89,925
Land revaluation excess	159,585	167,631	(8,045)
Unrealized gains on securities available for sale	450,852	383,572	67,279
Foreign currency translation adjustments	(116,503)	(107,713)	(8,789)

Total shareholder’s equity	3,644,039	3,253,670	390,369

Total liabilities, minority interest and shareholder’s equity	93,632,955	87,686,618	5,946,337

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the year ended March 31,		Increase/ (Decrease)
(in millions of yen)	2005 (A)	2004 (B)	(A) - (B)
Ordinary income:
Interest income:	1,174,862	1,128,672	46,190
Interest on loans and discounts	750,480	768,626	(18,145)
Interest and dividends on securities	230,343	182,125	48,218
Trust fees	17,243	15,974	1,269
Fees and commissions	482,561	427,748	54,813
Trading profits	119,369	133,520	(14,151)
Other business income	177,791	193,403	(15,612)
Other ordinary income	141,688	145,941	(4,252)

Total ordinary income	2,113,517	2,045,260	68,257

Ordinary expenses:
Interest expense:	342,018	312,949	29,069
Interest on deposits	166,601	134,327	32,274
Interest on debentures	351	4,035	(3,684)
Fees and commissions	55,412	52,843	2,568
Trading losses	1,403	—	1,403
Other business expenses	74,332	112,499	(38,167)
General and administrative expenses	874,888	857,740	17,147
Other ordinary expenses	317,898	262,701	55,197

Total ordinary expenses	1,665,953	1,598,735	67,217

Ordinary profit	447,564	446,524	1,039

Special gains	36,745	326,824	(290,078)
Special losses	12,529	29,874	(17,344)

Income before income taxes and others	471,780	743,474	(271,694)

Income taxes-current	68,262	77,438	(9,176)
Income taxes-deferred	99,495	190,905	(91,410)
Minority interest	40,546	45,846	(5,300)

Net income	263,476	429,283	(165,806)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the year ended March 31,		Increase/ (Decrease)
(in millions of yen)	2005(A)	2004(B)	(A) - (B)
Balance of capital surplus at beginning of fiscal year	681,928	681,928	—
Increase:	125,000	—	125,000
Issuance of common stock due to capital increase	125,000	—	125,000

Balance of capital surplus at end of fiscal year	806,928	681,928	125,000

Balance of retained earnings at beginning of fiscal year	1,256,278	858,177	398,100
Increase:	271,596	446,977	(175,381)
Net income	263,476	429,283	(165,806)
Reduction in land revaluation excess	8,119	17,694	(9,574)
Decrease:	(181,670)	(48,877)	(132,793)
Cash dividends	(180,941)	(48,873)	(132,067)
Bonuses to directors of consolidated subsidiaries	(75)	(3)	(71)
Decrease in companies accounted for by the equity method	(654)	—	(654)

Balance of retained earnings at end of fiscal year	1,346,203	1,256,278	89,925

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of March 31,		Increase/ (Decrease)
(in millions of yen)	2005(A)	2004(B)	(A) - (B)
Assets:
Cash and due from banks	7,519,389	5,418,791	2,100,598
Call loans	587,293	838,128	(250,835)
Receivables under resale agreements	70,081	458,662	(388,580)
Receivables under securities borrowing transactions	3,191,355	2,757,662	433,693
Commercial paper and other debt purchased	943,004	457,187	485,817
Trading assets	3,924,110	4,204,602	(280,492)
Money held in trust	402,617	414,457	(11,839)
Investment securities	22,802,738	20,766,910	2,035,828
Allowance for losses on investment securities	(1,174)	(1,923)	748
Loans and bills discounted	35,095,790	34,816,640	279,149
Foreign exchanges	685,012	557,677	127,335
Other assets	1,634,904	1,731,951	(97,046)
Premises and equipment	557,688	580,409	(22,720)
Deferred tax assets	375,901	527,692	(151,791)
Customers’ liabilities for acceptances and guarantees	3,763,603	3,377,138	386,464
Allowance for loan losses	(442,121)	(468,577)	26,455

Total assets	81,110,195	76,437,410	4,672,785

Liabilities:
Deposits	53,192,258	51,819,415	1,372,842
Negotiable certificates of deposit	1,770,742	1,626,476	144,265
Debentures	—	265,957	(265,957)
Call money	1,169,063	2,456,412	(1,287,349)
Payables under repurchase agreements	2,146,605	1,818,440	328,165
Payables under securities lending transactions	669,180	386,061	283,119
Bills sold	6,957,800	3,247,400	3,710,400
Trading liabilities	776,630	800,207	(23,576)
Borrowed money	1,406,074	1,344,764	61,310
Foreign exchanges	927,977	1,068,964	(140,987)
Short-term corporate bonds	619,700	300,200	319,500
Bonds and notes	2,520,525	2,567,140	(46,615)
Other liabilities	1,533,546	2,066,730	(533,184)
Reserve for employees’ bonuses	6,576	6,053	522
Reserve for employees’ retirement benefits	17,731	13,272	4,459
Reserve for expenses related to EXPO 2005 Japan	164	97	66
Reserves under special laws	31	31	—
Deferred tax liabilities on land revaluation excess	124,846	130,408	(5,562)
Acceptances and guarantees	3,763,603	3,377,138	386,464

Total liabilities	77,603,060	73,295,173	4,307,886

Shareholder’s equity:
Capital stock	996,973	871,973	125,000
Capital surplus:	806,928	681,928	125,000
Capital reserve	806,928	681,928	125,000
Retained earnings:	1,096,212	1,041,547	54,664
Revenue reserve	190,044	190,044	—
Voluntary reserves	664,890	475,701	189,188
Unappropriated profit:	241,277	375,801	(134,524)
Net income	227,486	359,754	(132,267)
Land revaluation excess	159,585	167,704	(8,119)
Unrealized gains on securities available for sale	447,436	379,082	68,353

Total shareholder’s equity	3,507,135	3,142,236	364,899

Total liabilities and shareholder’s equity	81,110,195	76,437,410	4,672,785

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the year ended March 31,		Increase/ (Decrease)
(in millions of yen)	2005(A)	2004(B)	(A) - (B)
Ordinary income:
Interest income:	935,883	887,752	48,130
Interest on loans and discounts	566,256	569,937	(3,680)
Interest and dividends on securities	228,556	182,201	46,355
Fees and commissions	239,979	205,938	34,041
Trading profits	66,526	57,961	8,565
Other business income	185,970	205,278	(19,307)
Other ordinary income	110,904	114,075	(3,171)

Total ordinary income	1,539,264	1,471,005	68,259

Ordinary expenses:
Interest expense:	286,885	255,402	31,483
Interest on deposits	148,631	110,763	37,867
Interest on debentures	351	4,035	(3,684)
Fees and commissions	50,340	52,541	(2,201)
Trading losses	1,398	3,221	(1,822)
Other business expenses	88,303	122,362	(34,059)
General and administrative expenses	513,635	505,343	8,291
Other ordinary expenses	259,718	241,912	17,805

Total ordinary expenses	1,200,281	1,180,784	19,496

Ordinary profit	338,983	290,221	48,762

Special gains	21,901	325,586	(303,684)
Special losses	9,730	28,088	(18,357)

Income before income taxes and others	351,154	587,719	(236,565)

Income taxes-current	24,216	44,462	(20,245)
Income taxes-deferred	99,450	183,503	(84,052)

Net income	227,486	359,754	(132,267)

Unappropriated retained earnings brought forward	28,705	16,769	11,936
Reduction in land revaluation excess	8,119	17,694	(9,574)
Interim dividends	23,034	18,416	4,617
Unappropriated retained earnings	241,277	375,801	(134,524)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of March 31, 2005
	Notional principal or contract amount	Market value
Interest rate futures	4,653.6	(0.4)
Interest rate swaps	23,432.7	87.5
Currency swaps etc.	3,492.2	(30.3)
Other interest rate-related transactions	598.9	1.1

Total		57.8

Note	: Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	6,279.9	9,588.5	1,348.5	17,217.1
Receive-floater/pay-fix	2,752.1	2,172.7	1,280.6	6,205.6
Receive-floater/pay-floater	—	10.0	—	10.0
Total	9,032.0	11,771.3	2,629.2	23,432.7

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of March 31, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A) -(B)
Interest rate futures	6.9	9.3	(2.4)
Interest rate swaps	183.4	182.2	1.2
Currency swaps etc.	23.6	26.1	(2.4)
Other interest rate-related transactions	0.3	0.2	0.0
Others	1.1	1.1	0.0
Total	215.6	219.1	(3.5)

Note : Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2005 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

	(in millions of yen)
	For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease)
			(B) - (A)
Gross profits	1,422,934	1,500,525	77,590
Net interest income	817,631	834,707	17,075
Trust fees	15,974	17,243	1,269
Net fees and commissions	374,904	427,149	52,244
Net trading profits	133,520	117,965	(15,554)
Net other business income	80,903	103,458	22,555
Net gains (losses) on debt securities	(32,715)	26,547	59,263
General and administrative expenses	810,895	839,802	28,907
Net business profits before provision for formula allowance for loan losses	612,039	660,722	48,683
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits*	612,039	660,722	48,683
Net non-recurring losses	(165,514)	(213,158)	(47,643)
Credit related costs (2)	(139,284)	(153,029)	(13,745)
Losses on loan charge-offs	(59,979)	(66,384)	(6,404)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(39,549)	(2,648)	36,901
Other credit related costs	(39,754)	(83,997)	(44,242)
Net losses on equity securities	(1,068)	(45,179)	(44,111)
Gains on sales of equity securities	66,779	58,172	(8,606)
Losses on sales of equity securities	(59,219)	(19,756)	39,463
Losses on write-down of equity securities	(8,628)	(83,595)	(74,967)
Equity in profit (loss) of affiliates	(733)	3,002	3,736
Other	(24,428)	(17,951)	6,476

Ordinary profit	446,524	447,564	1,039

Net special gains	296,949	24,216	(272,733)
Gains on loans charged-off (3)	21,402	19,596	(1,805)
Reversal of allowance for loan losses (4)	243,281	12,821	(230,459)
Losses on impairment of fixed assets	(19,740)	(4,727)	15,013
Refund of enterprise taxes by the Tokyo Metropolitan Government	32,141	—	(32,141)
Gains on transfer of the substitutional portion of future pension obligations	26,503	—	(26,503)
Income before income taxes and others	743,474	471,780	(271,694)
Income taxes-current	77,438	68,262	(9,176)
Income taxes-deferred	190,905	99,495	(91,410)
Minority interest	45,846	40,546	(5,300)

Net income	429,283	263,476	(165,806)

Note:

*	Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	103,996	(140,208)	(244,205)
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	125,398	(120,611)	(246,010)
Number of consolidated subsidiaries	132	127	(5)
Number of affiliated companies accounted for by the equity method	23	24	1

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

	(in millions of yen)
	For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease)
			(B) - (A)
Gross profits	925,311	1,003,295	77,984
Domestic gross profits	510,310	614,557	104,246
Net interest income	427,497	459,518	32,021
Net fees and commissions	93,182	125,177	31,995
Net trading profits	8,410	(1,853)	(10,263)
Net other business income	(18,778)	31,715	50,493
Net gains (losses) on debt securities	(30,104)	23,007	53,111
Non-domestic gross profits	415,000	388,737	(26,262)
Net interest income	206,762	191,342	(15,419)
Net fees and commissions	60,214	64,461	4,246
Net trading profits	46,329	66,981	20,651
Net other business income	101,693	65,952	(35,741)
Net gains (losses) on debt securities	(2,211)	5,187	7,399
General and administrative expenses	458,498	478,997	20,499
Personnel expenses	172,273	172,743	470
Non-personnel expenses	262,415	280,284	17,868
Taxes	23,809	25,969	2,160
Net business profits before provision for formula allowance for loan losses	466,813	524,298	57,485
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	466,813	524,298	57,485
Net non-recurring losses	(176,591)	(185,314)	(8,722)
Credit related costs (2)	(107,187)	(131,285)	(24,098)
Losses on loan charge-offs	(24,592)	(46,168)	(21,575)
Provision for specific allowance for loan losses	—	—	—
Losses on sales of loans to the Resolution and Collection Corporation	(38,273)	(2,334)	35,939
Other credit related costs	(44,321)	(82,783)	(38,462)
Net losses on equity securities	(20,916)	(30,408)	(9,492)
Gains on sales of equity securities	85,756	72,548	(13,207)
Losses on sales of equity securities	(59,515)	(19,479)	40,036
Losses on write-down of equity securities	(47,156)	(83,477)	(36,320)
Others	(48,488)	(23,620)	24,867

Ordinary profit	290,221	338,983	48,762

Net special gains	297,498	12,170	(285,327)
Gains on loans charged-off(3)	21,257	13,381	(7,876)
Reversal of allowance for loan losses (4)	242,574	5,693	(236,880)
Losses on impairment of fixed assets	(19,459)	(3,283)	16,175
Refund of enterprise taxes by the Tokyo Metropolitan Government	32,141	—	(32,141)
Gains on transfer of the substitutional portion of future pension obligations	26,503	—	(26,503)
Income before income taxes	587,719	351,154	(236,565)
Income taxes-current	44,462	24,216	(20,245)
Income taxes-deferred	183,503	99,450	(84,052)

Net income	359,754	227,486	(132,267)

Total credit costs (1)+(2)+(4)	135,386	(125,591)	(260,978)

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	156,644	(112,210)	(268,855)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the year ended March 31,		Increase/ (Decrease)
	2005(A)	2004(B)	(A) - (B)
Total average interest rate on interest-earning assets (a)	1.41	1.50	(0.08)
Average interest rate on Loans and bills discounted	1.62	1.64	(0.02)
Average interest rate on Investment securities	0.91	0.99	(0.07)

Total average interest rate on interest-bearing liabilities (b)	1.08	1.11	(0.03)
Average interest rate on Deposits, NCD and Debentures	0.29	0.22	0.06
Average interest rate on external liabilities	0.37	0.81	(0.44)

Total average interest rate spread (a)-(b)	0.33	0.38	(0.05)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	1.00	1.09	(0.09)
Average interest rate on Loans and bills discounted	1.38	1.44	(0.06)
Average interest rate on Investment securities	0.50	0.51	(0.01)

Total average interest rate on interest-bearing liabilities (b)	0.70	0.78	(0.07)
Average interest rate on Deposits, NCD and Debentures	0.02	0.03	(0.01)
Average interest rate on external liabilities	0.20	0.58	(0.37)

Total average interest rate spread (a)-(b)	0.29	0.31	(0.01)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

    [Consolidated]

	(in millions of yen)
	As of March 31, 2005				As of March 31, 2004
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	17,767	15,793	17,768	1	1,974	3,197	1,223
Securities available for sale	754,261	103,964	866,931	112,669	650,296	792,943	142,647
Domestic equity securities	719,775	112,231	771,220	51,444	607,544	693,953	86,409
Domestic bonds	25,500	40,508	32,137	6,636	(15,007)	21,033	36,041
Other	8,984	(48,775)	63,573	54,588	57,760	77,955	20,195

Total	772,028	119,757	884,699	112,671	652,270	796,141	143,870

Domestic equity securities	719,775	112,231	771,220	51,444	607,544	693,953	86,409
Domestic bonds	41,842	56,462	48,478	6,636	(14,620)	22,638	37,259
Other	10,411	(48,936)	65,000	54,589	59,347	79,548	20,201

    [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005				As of March 31, 2004
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	16,526	15,842	16,527	1	683	1,903	1,220
Stocks of subsidiaries and affiliates	464,643	(28,864)	464,643	—	493,508	493,517	8
Securities available for sale	746,796	108,485	847,629	100,833	638,310	759,175	120,864
Domestic equity securities	706,660	106,770	757,781	51,121	599,889	674,637	74,747
Domestic bonds	25,522	40,561	32,137	6,614	(15,038)	21,002	36,041
Other	14,612	(38,846)	57,710	43,097	53,459	63,535	10,075

Total	1,227,966	95,464	1,328,800	100,834	1,132,502	1,254,596	122,094

Domestic equity securities	769,068	(1,913)	820,189	51,121	770,981	845,729	74,747
Domestic bonds	41,864	56,515	48,478	6,614	(14,651)	22,607	37,258
Other	417,033	40,862	460,132	43,098	376,171	386,259	10,087

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

			(in billions of yen except percentages)
			As of March 31, 2005 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
(1)		Risk-adjusted capital ratio	11.83%	(0.14)%	1.27%	11.97%	10.56%
(2)		Tier 1 capital	3,199.5	323.5	194.2	2,876.0	3,005.3
(3)		Tier 2 capital includable as qualifying capital	2,564.8	149.5	386.4	2,415.3	2,178.4
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	343.6	49.5	109.3	294.0	234.2
	ii)	The amount of land revaluation excess includable as qualifying capital	127.9	(6.1)	(0.7)	134.0	128.7
	iii)	Subordinated debt	1,738.6	229.5	230.8	1,509.0	1,507.8
(4)		Tier 3 capital includable as qualifying capital	—	(30.0)	—	30.0	—
(5)		Deductions from total qualifying capital	243.7	202.0	(199.0)	41.7	442.7
(6)		Total qualifying capital (2)+(3)+(4)-(5)	5,520.6	241.0	779.6	5,279.5	4,741.0
(7)		Risk-adjusted assets	46,662.8	2,568.9	1,769.2	44,093.8	44,893.6

[Non-Consolidated]
			(in billions of yen except percentages)
			As of March 31, 2005 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
(1)		Risk-adjusted capital ratio	12.21%	0.02%	1.56%	12.18%	10.65%
(2)		Tier 1 capital	2,733.8	296.3	204.1	2,437.5	2,529.7
(3)		Tier 2 capital includable as qualifying capital	2,396.0	163.7	380.4	2,232.3	2,015.5
	i)	The amount of unrealized gains on investment securities, includable as qualifying capital	339.1	51.8	102.2	287.3	236.9
	ii)	The amount of land revaluation excess includable as qualifying capital	127.9	(6.1)	(0.8)	134.1	128.8
	iii)	Subordinated debt	1,697.2	236.1	232.5	1,461.1	1,464.7
(4)		Tier 3 capital includable as qualifying capital	—	(12.4)	—	12.4	—
(5)		Deductions from total qualifying capital	204.7	200.1	(199.5)	4.5	404.3
(6)		Total qualifying capital (2)+(3)+(4)-(5)	4,925.2	247.4	784.2	4,677.7	4,140.9
(7)		Risk-adjusted assets	40,308.3	1,933.0	1,455.0	38,375.3	38,853.3

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	9,603	(13,080)	(7,464)	22,684	17,068
Past due loans	623,652	104,543	(279,559)	519,109	903,212
Accruing loans contractually	10,411	(1,849)	(1,475)	12,260	11,886
past due 3 months or more
Restructured loans	329,590	(179,323)	81,014	508,913	248,575

Total	973,258	(89,708)	(207,484)	1,062,966	1,180,742

Amount of direct reduction	226,487	(74,123)	(47,834)	300,610	274,321

Loans and bills discounted	38,785,954	768,394	(683,748)	38,017,560	39,469,702

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.02%	(0.03)%	(0.01)%	0.05%	0.04%
Past due loans	1.60%	0.24%	(0.68)%	1.36%	2.28%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.03%	0.03%
Restructured loans	0.84%	(0.48)%	0.21%	1.33%	0.62%

Total	2.50%	(0.28)%	(0.48)%	2.79%	2.99%

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	8,657	(6,519)	(2,731)	15,177	11,389
Past due loans	574,658	129,533	(274,721)	445,124	849,379
Accruing loans contractually	10,005	(1,829)	(811)	11,835	10,816
past due 3 months or more
Restructured loans	329,577	(177,863)	82,481	507,440	247,095

Total	922,898	(56,679)	(195,781)	979,578	1,118,680

Amount of direct reduction	188,207	(55,229)	(40,839)	243,437	229,046

Loans and bills discounted	35,095,790	279,149	(906,168)	34,816,640	36,001,958

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.02%	(0.01)%	(0.00)%	0.04%	0.03%
Past due loans	1.63%	0.35%	(0.72)%	1.27%	2.35%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.03%	0.03%
Restructured loans	0.93%	(0.51)%	0.25%	1.45%	0.68%

Total	2.62%	(0.18)%	(0.47)%	2.81%	3.10%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

2. Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic*	848,873	41,198	(88,294)	807,675	937,168
Overseas*	124,384	(130,907)	(119,189)	255,291	243,574
Asia	7,040	(15,604)	(26,029)	22,645	33,070
Indonesia	2,226	(1,863)	(838)	4,090	3,065
Thailand	2,006	(5,856)	(717)	7,863	2,724
Hong Kong	—	(4,717)	(22,148)	4,717	22,148
Other	2,807	(3,166)	(2,324)	5,974	5,131
United States of America	85,976	(98,083)	(74,911)	184,060	160,888
Other	31,366	(17,218)	(18,248)	48,585	49,615

Total	973,258	(89,708)	(207,484)	1,062,966	1,180,742

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers [Consolidated]
	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic*	848,873	41,198	(88,294)	807,675	937,168
Manufacturing	85,660	(15,658)	(45,531)	101,319	131,192
Construction	70,158	26,345	30,552	43,813	39,606
Wholesale and Retail	119,171	(70,461)	(147,305)	189,632	266,476
Banks and other financial institutions	64,981	50,037	(671)	14,943	65,652
Real estate	263,185	(12,286)	(7,562)	275,472	270,747
Services	130,513	48,559	62,985	81,953	67,527
Other industries	47,576	27,182	26,458	20,394	21,118
Consumer	67,625	(12,520)	(7,220)	80,146	74,846
Overseas*	124,384	(130,907)	(119,189)	255,291	243,574
Banks and other financial institutions	47,893	(32,694)	(46,779)	80,588	94,673
Commercial and industrial	69,682	(96,747)	(77,636)	166,429	147,318
Other	6,808	(1,465)	5,226	8,274	1,582

Total	973,258	(89,708)	(207,484)	1,062,966	1,180,742

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

3. Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	577,043	(53,010)	(32,085)	630,054	609,129
Formula allowance for loan losses	354,572	(123,518)	47,008	478,090	307,563
Specific allowance for loan losses	222,336	76,282	(74,167)	146,054	296,504
Allowance for loans to specific foreign borrowers	134	(5,774)	(4,926)	5,908	5,061

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	442,121	(26,455)	(13,144)	468,577	455,266
Formula allowance for loan losses	231,678	(118,001)	46,626	349,680	185,052
Specific allowance for loan losses	210,308	97,320	(54,843)	112,987	265,151
Allowance for loans to specific foreign borrowers	134	(5,774)	(4,926)	5,908	5,061

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (a)	577,043	(53,010)	(32,085)	630,054	609,129
Risk-monitored loans (b)	973,258	(89,708)	(207,484)	1,062,966	1,180,742
Coverage ratio (a)/(b)	59.28%	0.01%	7.70%	59.27%	51.58%

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (a)	442,121	(26,455)	(13,144)	468,577	455,266
Risk-monitored loans (b)	922,898	(56,679)	(195,781)	979,578	1,118,680
Coverage ratio (a)/(b)	47.90%	0.07%	7.20%	47.83%	40.69%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Claims to bankrupt and substantially bankrupt debtors	70,868	(20,097)	(606)	90,966	71,475
Claims under high risk	584,335	201,799	(317,706)	382,536	902,042
Claims under close observation	339,582	(179,693)	81,670	519,276	257,912
Total (1)	994,787	2,009	(236,642)	992,778	1,231,430
Normal claims	38,658,695	806,222	(404,134)	37,852,472	39,062,829

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Secured coverage amount (2)	709,402	33,714	(128,339)	675,687	837,741
Allowance for loan losses	256,955	46,574	(39,823)	210,381	296,779
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	452,446	(12,859)	(88,515)	465,305	540,962
Secured coverage ratio (2)/(1)	71.31%	3.25%	3.28%	68.06%	68.02%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	70,868 [90,966	]	6,196 [5,283	]	—	64,672 [85,683	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	584,335 [382,536	]	198,889 [105,087	]	—	249,164 [210,741	]	59.33 [61.17	% %]	76.67 [82.56	% %]
Claims under close observation	339,582 [519,276	]	51,870 [100,011	]	—	138,608 [168,880	]	25.80 [28.54	% %]	56.09 [51.78	% %]
Sub total (1)	994,787 [992,778	]	256,955 [210,381	]	—	452,446 [465,305	]	47.37 [39.88	% %]	71.31 [68.06	% %]
Normal claims	38,658,695 [37,852,472	]
Total (2)	39,653,482 [38,845,250	]
Sub total (1) / Total (2)	2.50 [2.55	% %]

Note: The upper figures are as of March 31, 2005. The lower figures with bracket are as of March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

7. Progress in the Disposal of Problem Assets [Non-Consolidated]

(excluding claims under close observation)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	144.3	150.6	144.9	210.9	38.7	19.0	14.9	6.3	4.1		(2.2)
Claims under high risk	1,053.5	944.9	758.4	538.4	193.6	13.5	10.3	7.4	7.1	5.8		(1.2)

Total	1,327.8	1,089.2	909.0	683.4	404.6	52.3	29.3	22.4	13.5	10.0	(A)	(3.4	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.1
Charge-off	0.0
Other	1.2
Collection of claims	1.1
Improvements in financial status	0.0

Total	3.4	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.7

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	106.8	98.3	94.3	44.0	18.6	17.8	14.7	14.0	11.3		(2.6)
Claims under high risk	635.3	575.4	447.4	269.3	72.5	49.1	30.7	25.5	19.4		(6.0)

Total	742.2	673.7	541.8	313.3	91.2	67.0	45.5	39.6	30.8	(C)	(8.7	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.5
Charge-off	0.1
Other	7.9
Collection of claims	5.9
Improvements in financial status	2.0

Total	8.7	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	10.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	11.3

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	27.1	25.6	26.4	17.8	11.4	6.7	5.5	3.7		(1.7)
Claims under high risk	257.0	140.1	79.9	47.2	27.9	17.7	14.2	8.8		(5.4)

Total	284.2	165.8	106.3	65.1	39.4	24.5	19.8	12.6	(E)	(7.1	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.9
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.0
Charge-off	0.5
Other	4.6
Collection of claims	2.6
Improvements in financial status	1.9

Total	7.1	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.7

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	57.3	35.4	14.7	12.3	4.7	4.6	4.1		(0.4)
Claims under high risk	315.9	162.4	104.1	48.5	28.3	25.8	22.4		(3.3)

Total	373.2	197.9	118.9	60.8	33.0	30.4	26.5	(G)	(3.8	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.0
Other	3.5
Collection of claims	2.8
Improvements in financial status	0.7

Total	3.8	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.1

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	24.6	19.8	16.7	9.1	6.1	5.9		(0.1)
Claims under high risk	279.9	143.5	82.7	47.2	34.2	25.1		(9.0)

Total	304.5	163.3	99.5	56.4	40.3	31.1	(I)	(9.2	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.4
Charge-off	0.9
Other	5.6
Collection of claims	4.4
Improvements in financial status	1.1

Total	9.2	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.8

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	26.7	32.0	22.0	19.5	19.9		0.4
Claims under high risk	390.7	169.1	115.7	59.3	33.5		(25.8)

Total	417.5	201.2	137.8	78.9	53.5	(K)	(25.4	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	1.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	4.4
Charge-off	7.1
Other	12.4
Collection of claims	7.5
Improvements in financial status	4.8

Total	25.4	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.2

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	14.3	8.8	4.9	5.1		0.2
Claims under high risk	118.2	73.3	53.1	40.8		(12.2)

Total	132.5	82.2	58.1	46.0	(M)	(12.0	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.1
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.9
Charge-off	1.2
Other	9.3
Collection of claims	5.9
Improvements in financial status	3.3

Total	12.0	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.1

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	9.5	5.4	4.9		(0.4)
Claims under high risk	61.8	25.2	16.5		(8.6)

Total	71.3	30.6	21.5	(O)	(9.1	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.5
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.3
Charge-off	1.5
Other	6.4
Collection of claims	4.9
Improvements in financial status	1.4

Total	9.1	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.8

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	4.7	3.0		(1.6)
Claims under high risk	657.2	273.5		(383.6)

Total	661.9	276.6	(Q)	(385.2	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	0.6
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	3.9
Charge-off	4.4
Other	376.0
Collection of claims	169.4
Improvements in financial status	206.5

Total	385.2	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.0

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31, 2005
Claims to bankrupt and substantially bankrupt debtors	8.2
Claims under high risk	137.8

Total	146.1	(S)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	1.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.7

(11)	Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)	(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	274.3	251.2	276.1	322.3	341.5	136.6	123.9	90.9	71.4	70.8	(0.6)
Claims under high risk	1,053.5	1,580.2	1,590.9	1,442.0	985.3	772.0	506.1	382.5	902.0	584.3	(317.7)

Total	1,327.8	1,831.4	1,867.0	1,764.4	1,326.9	908.6	630.0	473.5	973.5	655.2	(318.3)

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

8. Classification of Loans by Type of Industry

(1)	Loans by type of industry [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	30,546,980	(130,661)	(1,183,020)	30,677,641	31,730,000
Manufacturing	3,760,898	(360,972)	(320,752)	4,121,870	4,081,650
Agriculture	8,027	(2,568)	(2,023)	10,595	10,050
Forestry	4,347	(540)	(437)	4,887	4,784
Fishery	2,497	44	(166)	2,453	2,663
Mining	32,475	1,878	3,057	30,597	29,418
Construction	742,463	(54,307)	(30,917)	796,770	773,380
Utilities	240,551	(7,985)	(2,377)	248,536	242,928
Media and Communication	548,949	(55,014)	(7,938)	603,963	556,887
Wholesale and Retail	3,670,180	(286,682)	(157,039)	3,956,862	3,827,219
Banks and other financial institutions	2,209,831	324,092	(151,258)	1,885,739	2,361,089
Real estate	3,705,567	250,463	180,611	3,455,104	3,524,956
Services	3,168,915	(729,287)	(687,738)	3,898,202	3,856,653
Municipal government	40,185	7,118	721	33,067	39,464
Other industries	12,412,095	783,098	(6,764)	11,628,996	12,418,859

Overseas offices and loans booked at offshore markets	4,548,809	409,810	276,851	4,138,998	4,271,958

Total	35,095,790	279,149	(906,168)	34,816,640	36,001,958

(2)	Domestic consumer loans [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	7,952,699	153,734	(21,403)	7,798,965	7,974,102
Housing loans	7,565,048	201,589	2,879	7,363,459	7,562,169
Others	387,651	(47,855)	(24,282)	435,506	411,933

(3)	Domestic loans to small/medium-sized companies and individual clients [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small/medium-sized companies and individual clients	17,544,288	215,296	(40,829)	17,328,991	17,585,118
Percentage to total domestic loans	57.43%	0.94%	2.01%	56.48%	55.42%

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

9.	Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Deposits (ending balance)	53,192,258	1,372,842	840,869	51,819,415	52,351,389
Deposits (average balance)	51,668,154	2,382,005	239,041	49,286,149	51,429,113
Loans (ending balance)	35,095,790	279,149	(906,168)	34,816,640	36,001,958
Loans (average balance)	34,925,221	264,785	(90,274)	34,660,436	35,015,495

10.	Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Individuals	27,549,231	881,282	463,454	26,667,948	27,085,776
Corporations and others	18,499,542	766,696	822,557	17,732,845	17,676,984
Domestic deposits	46,048,773	1,647,979	1,286,012	44,400,794	44,762,761

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11.	Number of Employees [Non-Consolidated]

	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Number of Employees	14,047	(421)	(304)	14,468	14,351

12.	Number of Offices [Non-Consolidated]

	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic	278	11	11	267	267
Head office and Branches	250	1	3	249	247
Sub-branches and Agencies	28	10	8	18	20
Overseas	73	—	—	73	73
Branches	42	(1)	—	43	42
Sub-branches	15	1	—	14	15
Representative offices	16	—	—	16	16

Total	351	11	11	340	340

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

13. Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Mar. 31, 2005
		vs. Mar. 31, 2004
Deferred tax assets	696.8	(104.4)
Allowance for loan losses	214.3	(17.8)
Write-down of investment securities	126.9	43.5
Net operating loss carryforwards	332.2	(152.8)
Reserve for employees’ retirement benefits	34.2	3.9
Unrealized losses on securities available for sale	—	—
Other	37.0	(0.6)
Valuation allowance	(47.9)	19.4
Deferred tax liabilities	320.9	47.3
Gains on placing trust for retirement benefits	7.3	—
Unrealized gains on securities available for sale	306.2	46.7
Other	7.4	0.5
Net deferred tax assets	375.9	(151.7)
[Consolidated]
Net deferred tax assets	316.0	(144.8)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]

(in billions of yen)
FY 2004
Net business profits before credit costs	524.2
Credit related costs	125.5
Income before income taxes	351.1
Reconciliation to taxable income	47.4
Taxable income	398.5

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]

	(in billions of yen)
	FY1999	FY2000	FY2001	FY2002	FY2003
Net business profits before credit costs	400.8	388.9	463.3	511.5	466.8
Credit related costs	504.5	554.0	484.8	341.0	(135.3)
Income before income taxes	279.9	(225.3)	(317.4)	(287.3)	587.7
Reconciliation to taxable income	82.1	393.0	137.3	(821.7)	(404.1)
Taxable income	362.1	167.6	(180.0)	(1,109.0)	183.5

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the year ended March 31, 2005, we are classified as "4" described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks' Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at March 31, 2005 (Assumptions)

(in billions of yen)
Five year total (2005 to 2009)
Net business profits (based on our business plan) (*1)	3,588.0
Net business profits (basis of realizability determination) (*2)	3,298.8
Income before income taxes (basis of realizability determination)	2,680.9
Taxable income before adjustments (basis of realizability determination) (*3)	2,879.8
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	1,732.2
Deferred tax assets at March 31, 2005 (*4)	696.8

(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2005	FY 2006	FY2007	FY2008	FY2009
S/T interest rate (3 m/s TIBOR)	0.13%	0.29%	0.41%	0.46%	0.64%
L/T interest rate (10 year JGB)	1.81%	2.22%	2.29%	2.29%	2.58%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

14.	Employees’ Retirement Benefits

(1)	Benefit obligation

[Non-Consolidated]

		(in millions of yen)
		As of March 31, 2005
Projected benefits obligation	(A)	594,523
Fair value of plan assets	(B)	519,396
Prepaid pension cost	(C)	52,283
Reserve for employees’ retirement benefits	(D)	17,731
Total amount unrecognized	(A-B+C-D)	109,679
Unrecognized prior service cost		(27,698)
Unrecognized net actuarial loss		137,377

Note: Discount rate is 2.2%.

(2)	Net periodic pension cost

[Non-Consolidated]

(in millions of yen)
For the year ended March 31, 2005
Net periodic cost of the employees’ retirement benefits	41,681
Service cost	13,185
Interest cost	12,817
Expected return on plan assets	(15,787)
Amortization of net obligation by the change of accounting policy	11,198
Amortization of prior service cost	(3,672)
Amortization of net actuarial loss	17,714
Other	6,224

Mitsubishi Tokyo Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi, Ltd.)

15.	Earning Projections for the Fiscal Year Ending March 31, 2006

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	3,050.0	1,000.0	2,113.5	1,019.3
Ordinary profit	735.0	230.0	447.5	248.2
Net income	310.0	100.0	263.4	136.5

[Non-consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	2,250.0	750.0	1,539.2	728.4
Net business profits before provision for formula allowance for loan losses	695.0	225.0	524.2	233.4
Ordinary profit	560.0	180.0	338.9	171.0
Net income	280.0	95.0	227.4	108.1

[Non-Consolidated and subsidiaries ***]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	2,250.0	750.0	1,539.2	728.4
Net business profits before provision for formula allowance for loan losses	695.0	225.0	524.2	233.4
Ordinary profit	560.0	180.0	338.9	171.0
Net income	270.0	95.0	227.4	108.1

The Bank of Tokyo-Mitsubishi, Ltd. will merge with UFJ Bank Limited on October 1, 2005, subject to the approval by the shareholders and the relevant authorities, with The Bank of Tokyo-Mitsubishi, Ltd. as the surviving entity.

*	The Bank of Tokyo-Mitsubishi, Ltd.’s operating results and The Bank of Tokyo-Mitsubishi, Ltd.’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006)
**	the aggregate amount of The Bank of Tokyo-Mitsubishi, Ltd.’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006) and The Bank of Tokyo-Mitsubishi UFJ, Ltd.’s projected earnings (from October to March for the fisc
***	The subsidiaries are UFJ Strategic Partner Co., Ltd. and UFJ Equity Investment Co., Ltd..

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2005

The Mitsubishi Trust and Banking Corporation

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

[Contents]

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2005

1. Consolidated Balance Sheets		45
2. Consolidated Statements of Operations		46
3. Consolidated Statements of Capital Surplus and Retained Earnings		47
4. Non-Consolidated Balance Sheets		48
5. Non-Consolidated Statements of Operations		49
6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives [Consolidated]		50
7. Comparison of Statement of Trust Assets and Liabilities	[Non-Consolidated], [Trust]	51
8. Financial Results	[Consolidated], [Non-Consolidated]	54
9. Average Interest Rate Spread	[Non-Consolidated]	56
10. Valuation Differences on Securities	[Consolidated], [Non-Consolidated]
	[Trust]	56
11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS	[Consolidated], [Non-Consolidated]	57

2 Loan Portfolio and Other

1. Risk-Monitored Loans	[Consolidated], [Non-Consolidated], [Trust]	58
	[Non-Consolidated and Trust], [Consolidated and Trust]
2. Classification of Risk-Monitored Loans	[Consolidated and Trust]	60
3. Allowance for Loan Losses	[Consolidated], [Non-Consolidated], [Trust]	61
4. Coverage Ratio against Risk-Monitored Loans	[Consolidated], [Non-Consolidated]	61
5. Disclosed Claims under the Financial Reconstruction Law(the“FRL”)	[Non-Consolidated], [Trust]	62
	[Non-Consolidated and Trust]
6. Status of Secured Coverage on Disclosed Claims under the FRL	[Non-Consolidated], [Trust]	63
	[Non-Consolidated and Trust]
7. Progress in the Disposal of Problem Assets	[Non-Consolidated and Trust]	65
8. Classification of Loans by Type of Industry	[Non-Consolidated], [Trust]	70
	[Non-Consolidated and Trust]
9. Loans and Deposits	[Non-Consolidated]	73
10. Domestic Deposits	[Non-Consolidated]	73
11. Number of Employees	[Non-Consolidated]	73
12. Number of Offices	[Non-Consolidated]	73
13. Status of Deferred Tax Assets	[Non-Consolidated]	74
14. Employees’ Retirement Benefits	[Non-Consolidated]	75
15. Earning Projections for the Fiscal Year Ending March 31, 2006	[Consolidated], [Non-Consolidated]	76
	[Non-Consolidated and subsidiary]

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2005

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of March 31,		Increase/ (Decrease) (A) - (B)
(in millions of yen)	2005(A)	2004(B)
Assets:
Cash and due from banks	1,204,596	1,311,942	(107,345)
Call loans and bills bought	357,304	211,800	145,504
Receivables under securities borrowing transactions	814,441	1,042,049	(227,607)
Commercial paper and other debt purchased	83,857	40,851	43,006
Trading assets	336,860	277,967	58,893
Money held in trust	7,001	6,953	48
Investment securities	5,115,944	7,415,627	(2,299,682)
Allowance for losses on investment securities	(23)	(25)	1
Loans and bills discounted	8,296,166	8,588,926	(292,760)
Foreign exchanges	6,356	10,717	(4,360)
Other assets	552,919	790,162	(237,242)
Premises and equipment	158,306	166,218	(7,911)
Deferred tax assets	146,795	186,617	(39,822)
Customers’ liabilities for acceptances and guarantees	210,084	230,475	(20,391)
Allowance for loan losses	(162,574)	(202,584)	40,010

Total assets	17,128,040	20,077,700	(2,949,660)

Liabilities:
Deposits	10,242,491	10,846,664	(604,172)
Negotiable certificates of deposit	1,150,244	1,348,411	(198,166)
Call money and bills sold	628,370	1,157,889	(529,518)
Payables under repurchase agreements	273,129	503,988	(230,858)
Payables under securities lending transactions	854,286	1,991,528	(1,137,242)
Commercial paper	145,500	396,000	(250,500)
Trading liabilities	47,642	75,374	(27,731)
Borrowed money	206,760	202,124	4,636
Foreign exchanges	533	12,865	(12,331)
Short-term corporate bonds	286,000	40,000	246,000
Bonds and notes	396,500	383,899	12,600
Due to trust account	1,231,315	1,380,268	(148,953)
Other liabilities	410,093	504,940	(94,847)
Reserve for employees’ bonuses	3,936	3,756	180
Reserve for employees’ retirement benefits	1,144	1,068	75
Reserve for expenses related to EXPO 2005 Japan	101	60	41
Deferred tax liabilities	300	91	209
Deferred tax liabilities on land revaluation excess	8,303	8,517	(214)
Acceptances and guarantees	210,084	230,475	(20,391)

Total liabilities	16,096,739	19,087,926	(2,991,186)

Minority interest	5,086	4,499	586

Shareholder’s equity:
Capital stock	324,279	324,279	—
Capital surplus	274,752	274,752	—
Retained earnings	292,769	216,076	76,692
Land revaluation excess	(9,526)	(9,586)	59
Unrealized gains on securities available for sale	149,139	187,336	(38,196)
Foreign currency translation adjustments	(5,199)	(7,584)	2,384

Total shareholder’s equity	1,026,213	985,273	40,939

Total liabilities, minority interest and shareholder’s equity	17,128,040	20,077,700	(2,949,660)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the year ended March 31,		Increase/ (Decrease) (A) - (B)
(in millions of yen)	2005(A)	2004(B)
Ordinary income:
Trust fees	83,890	70,487	13,403
Interest income:	263,360	300,665	(37,304)
(Interest on loans and discounts)	97,552	100,352	(2,799)
(Interest and dividends on securities)	121,055	158,415	(37,359)
Fees and commissions	84,432	63,582	20,850
Trading profits	7,124	2,612	4,512
Other business income	39,748	50,094	(10,345)
Other ordinary income	40,425	34,044	6,381

Total ordinary income	518,982	521,485	(2,503)

Ordinary expenses:
Interest expense:	90,026	94,821	(4,794)
(Interest on deposits)	40,562	34,794	5,767
Fees and commissions	10,859	11,850	(991)
Trading losses	—	244	(244)
Other business expenses	43,915	40,419	3,496
General and administrative expenses	158,752	176,601	(17,848)
Other ordinary expenses	68,358	50,145	18,213

Total ordinary expenses	371,912	374,083	(2,170)

Ordinary profit	147,070	147,402	(332)

Special gains	40,816	16,486	24,330
Special losses	7,215	23,881	(16,666)

Income before income taxes and others	180,671	140,006	40,664

Income taxes-current	2,947	(31,401)	34,349
Income taxes-deferred	66,925	39,708	27,216
Minority interest	1,164	1,452	(287)

Net income	109,633	130,247	(20,614)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the year ended March 31,		Increase/ (Decrease) (A) - (B)
(in millions of yen)	2005(A)	2004(B)
Balance of capital surplus at beginning of fiscal year	274,752	274,752	—
Balance of capital surplus at end of fiscal year	274,752	274,752	—
Balance of retained earnings at beginning of fiscal year	216,076	102,888	113,187
Increase:	109,829	130,270	(20,441)
Net income	109,633	130,247	(20,614)
Decrease in consolidated subsidiaries	195	22	172
Decrease:	(33,136)	(17,082)	(16,053)
Cash dividends	(33,074)	(15,674)	(17,399)
Reduction in land revaluation excess	(62)	(1,407)	1,345

Balance of retained earnings at end of fiscal year	292,769	216,076	76,692

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of March 31,		Increase/ (Decrease) (A) - (B)
(in millions of yen)	2005(A)	2004(B)
Assets:
Cash and due from banks	1,115,757	1,221,929	(106,172)
Call loans	357,304	176,600	180,704
Receivables under securities borrowing transactions	353,760	450,049	(96,288)
Bills bought	—	35,200	(35,200)
Commercial paper and other debt purchased	83,857	40,851	43,006
Trading assets	336,860	277,967	58,893
Money held in trust	7,001	6,953	48
Investment securities	5,111,660	7,416,391	(2,304,730)
Allowance for losses on investment securities	(23)	(25)	1
Loans and bills discounted	8,302,598	8,573,188	(270,590)
Foreign exchanges	6,356	10,717	(4,360)
Other assets	547,181	783,933	(236,751)
Premises and equipment	134,158	141,787	(7,628)
Deferred tax assets	145,614	185,281	(39,667)
Customers’ liabilities for acceptances and guarantees	195,520	245,371	(49,851)
Allowance for loan losses	(161,977)	(201,986)	40,008

Total assets	16,535,633	19,364,209	(2,828,576)

Liabilities:
Deposits	10,212,521	10,844,731	(632,209)
Negotiable certificates of deposit	1,150,244	1,347,875	(197,630)
Call money	98,370	505,489	(407,118)
Payables under repurchase agreements	273,129	503,988	(230,858)
Payables under securities lending transactions	393,209	1,334,914	(941,704)
Bills sold	530,000	652,400	(122,400)
Commercial paper	145,500	396,000	(250,500)
Trading liabilities	47,642	75,374	(27,731)
Borrowed money	298,998	319,922	(20,924)
Foreign exchanges	538	12,875	(12,336)
Short-term corporate bonds	286,000	40,000	246,000
Bonds and notes	303,800	242,800	61,000
Due to trust account	1,231,315	1,380,268	(148,953)
Other liabilities	347,823	474,024	(126,201)
Reserve for employees’ bonuses	3,087	3,013	73
Reserve for expenses related to EXPO 2005 Japan	101	60	41
Deferred tax liabilities on land revaluation excess	6,360	6,508	(147)
Acceptances and guarantees	195,520	245,371	(49,851)

Total liabilities	15,524,165	18,385,618	(2,861,453)

Shareholder’s equity:
Capital stock	324,279	324,279	—
Capital surplus:	274,752	274,752	—
Capital reserve	274,752	274,752	—
Retained earnings:	273,298	202,359	70,939
Revenue reserve	49,526	49,526	—
Voluntary reserves	109,206	19,207	89,999
Unappropriated profit:	114,565	133,624	(19,059)
Net income	104,171	122,781	(18,610)
Land revaluation excess	(9,246)	(9,403)	157
Unrealized gains on securities available for sale	148,384	186,603	(38,219)

Total shareholder’s equity	1,011,467	978,590	32,877

Total liabilities and shareholder’s equity	16,535,633	19,364,209	(2,828,576)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the year ended March 31,		Increase/ (Decrease) (A) - (B)
(in millions of yen)	2005(A)	2004(B)
Ordinary income:
Trust fees	83,890	70,487	13,403
Interest income:	244,799	286,713	(41,914)
(Interest on loans and discounts)	96,103	98,734	(2,631)
(Interest and dividends on securities)	120,864	158,871	(38,006)
Fees and commissions	73,812	56,645	17,166
Trading profits	5,326	648	4,678
Other business income	39,360	49,554	(10,193)
Other ordinary income	38,669	28,547	10,121

Total ordinary income	485,857	492,595	(6,738)

Ordinary expenses:
Interest expense:	74,671	83,861	(9,190)
(Interest on deposits)	39,961	35,737	4,224
Fees and commissions	11,220	12,444	(1,224)
Trading losses	—	244	(244)
Other business expenses	40,626	38,460	2,165
General and administrative expenses	148,940	165,912	(16,972)
Other ordinary expenses	72,946	53,158	19,788

Total ordinary expenses	348,405	354,082	(5,677)

Ordinary profit	137,452	138,513	(1,061)

Special gains	40,091	15,993	24,098
Special losses	7,009	23,208	(16,199)

Income before income taxes and others	170,534	131,297	39,236

Income taxes-current	623	(32,920)	33,544
Income taxes-deferred	65,739	41,436	24,303

Net income	104,171	122,781	(18,610)

Unappropriated retained earnings brought forward	18,275	17,356	918
Reduction in land revaluation excess	(157)	(619)	462
Interim dividends	7,723	5,776	1,947
Transfer to legal reserve	—	117	(117)
Unappropriated retained earnings	114,565	133,624	(19,059)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of March 31, 2005
	Notional principal or contract amount	Market value
Interest rate futures	—	—
Interest rate swaps	6,413.5	12.2
Currency swaps	1,392.8	(21.4)
Other interest rate-related transactions	—	—
Others	—	—

Total		(9.1)

Note	: Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	1,929.9	3,424.9	158.0	5,512.8
Receive-floater/pay-fix	162.5	512.6	225.5	900.6

Total	2,092.5	3,937.5	383.5	6,413.5

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of March 31, 2005
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	—	—	—
Interest rate swaps	41.0	33.0	7.9
Currency swaps	0.6	0.5	0.1
Other interest rate-related transactions	—	0.1	(0.1)
Others	—	—	—

Total	41.6	33.6	8.0

Note : Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2005 are included in the above table.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

7. Comparison of Statement of Trust Assets and Liabilities

(1) Comparison of Statement of Trust Assets and Liabilities

The Mitsubishi Trust and Banking Corporation

	As of March 31,		Increase/ (Decrease) (A) - (B)
(in millions of yen)	2005(A)	2004(B)
Assets:
Loans and bills discounted	567,621	735,872	(168,251)
Securities	7,131,009	6,156,235	974,774
Beneficiary rights to the trust	11,358,314	9,664,593	1,693,720
Securities held in custody accounts	2,750,845	4,225,797	(1,474,951)
Money claims	4,482,908	3,988,567	494,340
Premises and equipment	2,780,985	2,327,330	453,655
Surface rights	2,752	548	2,203
Lease rights	31,182	23,695	7,486
Other claims	1,359,267	1,193,978	165,289
Call loans	120,002	520,517	(400,514)
Due from banking account	1,231,315	1,380,268	(148,953)
Cash and due from banks	1,159,837	1,557,583	(397,745)

Total assets	32,976,043	31,774,989	1,201,054

Liabilities:
Money trusts	8,328,427	7,525,601	802,826
Pension trusts	58,008	63,411	(5,402)
Property formation benefit trusts	12,566	12,958	(391)
Loan trusts	545,117	792,932	(247,815)
Investment trusts	11,053,111	9,424,449	1,628,662
Money entrusted other than money trusts	221,621	291,449	(69,828)
Securities trusts	5,138,658	7,276,403	(2,137,744)
Money claim trusts	4,588,641	3,876,931	711,710
Land and fixtures trusts	98,411	127,435	(29,023)
Other trusts	2,931,477	2,383,417	548,060

Total liabilities	32,976,043	31,774,989	1,201,054

Note:
Joint trust assets under the management of other companies	as of March 31, 2005 : 29,447,123 millions of yen
as of March 31, 2004 : 31,853,153 millions of yen

<Reference>

Of the joint trust assets the management of other companies mentioned above Note, the balance at the end of the business period of fiscal year includes the trust assets which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship). The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is given on the next page.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	As of March 31,		Increase/ (Decrease) (A) - (B)
	2005(A)	2004(B)
(in millions of yen)
Assets:
Loans and bills discounted	567,621	735,872	(168,251)
Securities	26,477,753	26,511,148	(33,395)
Beneficiary rights to the trust	12,233,993	10,911,534	1,322,458
Securities held in custody accounts	2,798,335	4,241,080	(1,442,745)
Money claims	4,552,261	4,034,942	517,318
Premises and equipment	2,780,985	2,327,330	453,655
Surface rights	2,752	548	2,203
Lease rights	31,182	23,695	7,486
Other claims	2,312,741	1,768,093	544,648
Call loans	969,813	1,406,530	(436,716)
Due from banking account	2,342,436	1,702,841	639,595
Cash and due from banks	2,071,320	2,212,768	(141,447)

Total assets	57,141,197	55,876,387	1,264,810

Liabilities:
Money trusts	20,050,317	19,604,145	446,171
Pension trusts	8,215,110	8,274,971	(59,861)
Property formation benefit trusts	12,566	12,958	(391)
Loan trusts	545,117	792,932	(247,815)
Investment trusts	11,053,111	9,424,449	1,628,662
Money entrusted other than money trusts	2,013,298	2,010,336	2,961
Securities trusts	5,186,148	7,291,686	(2,105,538)
Money claim trusts	4,588,641	3,876,931	711,710
Land and fixtures trusts	98,411	127,435	(29,023)
Other trusts	5,378,475	4,460,539	917,935

Total liabilities	57,141,197	55,876,387	1,264,810

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(2) Supplemental Data (As of March 31, 2005)

The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

Money trusts (Jointly operated designated money in trust)

(in millions of yen)
Assets:
Loans and bills discounted	173,375
Securities	237,038
Other	538,224

Total	948,638

Liabilities:
Principal	947,087
Reserve for possible loan losses	545
Other	1,005

Total	948,638

Loan trusts

(in millions of yen)
Assets:
Loans and bills discounted	313,076
Securities	755
Other	539,726

Total	853,558

Liabilities:
Principal	843,311
Special reserve funds	4,844
Other	5,402

Total	853,558

(3) Financial Highlights [Non-Consolidated]

	As of March 31,		Increase/ (Decrease) (A) - (B)
(in millions of yen)	2005 (A)	2004 (B)
Total funds	40,185,878	40,877,615	(691,737)
Deposits	10,212,521	10,844,731	(632,209)
Negotiable certificates of deposit	1,150,244	1,347,875	(197,630)
Money trusts	20,050,317	19,604,145	446,171
Pension trusts	8,215,110	8,274,971	(59,861)
Property formation benefit trusts	12,566	12,958	(391)
Loan trusts	545,117	792,932	(247,815)

Loans and bills discounted	8,870,219	9,309,061	(438,842)
Banking account	8,302,598	8,573,188	(270,590)
Trust account	567,621	735,872	(168,251)

Investment securities	31,589,413	33,927,539	(2,338,126)

Note:

The balance at the end of the business period of fiscal year, trust accounts figures adding up trust assets and liabilities which were entrusted to The Mitsubishi Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

8. Financial Results (The Mitsubishi Trust and Banking Corporation and Consolidated Subsidiaries)

	(in millions of yen)
	For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (B) - (A)
Gross profits	340,122	333,764	(6,358)
(Gross ordinary profit before trust accounts charge-offs)	350,167	337,077	(13,090)
Trust fees	70,487	83,890	13,403
Credit costs for trust accounts (1)	(10,045)	(3,313)	6,732
Net interest income	205,861	173,342	(32,518)
Net fees and commissions	51,731	73,573	21,842
Net trading profits	2,367	7,124	4,756
Net other business income (loss)	9,674	(4,167)	(13,841)
Net gains on debt securities	7,723	3,449	(4,274)
General and administrative expenses	161,728	148,425	(13,302)
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	188,439	188,651	212
Provision for formula allowance for loan losses (2)	17,256	—	(17,256)
Net business profits**	195,649	185,338	(10,311)
Net non-recurring losses	(48,247)	(38,268)	9,979
Credit related costs (3)	(37,167)	(37,822)	(654)
Losses on loan charge-offs	(10,492)	(17,479)	(6,986)
Provision for specific allowance for loan losses	(19,952)	—	19,952
Provision for allowance for loans to specific foreign borrowers	463	—	(463)
Other credit related costs	(7,186)	(20,342)	(13,156)
Net gains on equity securities	4,045	2,326	(1,718)
Gains on sales of equity securities	23,329	28,726	5,396
Losses on sales of equity securities	(15,226)	(916)	14,309
Losses on write-down of equity securities	(4,058)	(25,483)	(21,424)
Equity in loss of affiliates	(1,158)	(321)	836
Other	(13,966)	(2,450)	11,515

Ordinary profit	147,402	147,070	(332)

Net special gains (losses)	(7,395)	33,601	40,996
Reversal of allowance for loan losses (4)	—	32,270	32,270
Gains on loans charged-off (5)	5,023	6,586	1,563
Losses on impairment of fixed assets	(1,771)	(270)	1,501
Net losses on sales of premises and equipment	(5,113)	(551)	4,562
Amortization of net obligation by the change of accounting policy	(5,141)	(5,141)	(0)
Income before income taxes and others	140,006	180,671	40,664
Income taxes-current	(31,401)	2,947	34,349
Income taxes-deferred	39,708	66,925	27,216
Minority interest	1,452	1,164	(287)

Net income	130,247	109,633	(20,614)

Notes:

*	Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses = Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses
**	Net business profits = Net business profits of The Mitsubishi Trust and Banking Corporation + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(3)+(4)	(29,957)	(8,865)	21,091
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(24,934)	(2,279)	22,654
Number of consolidated subsidiaries	16	13	(3)
Number of affiliated companies accounted for by the equity method	6	7	1

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

Financial Results (The Mitsubishi Trust and Banking Corporation)

	(in millions of yen)
	For the year ended March 31, 2004 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (B) - (A)
Gross profits	329,054	320,678	(8,375)
(Gross ordinary profit before trust accounts charge-offs)*	339,099	323,992	(15,107)
Domestic gross profits	214,178	266,037	51,859
Trust fees	70,487	83,890	13,403
Trust fees before trust accounts charge-offs*	80,532	87,203	6,671
Loan trusts and money trusts fees (Jointly operated designated money trusts before trust accounts charge-offs)*	37,450	43,406	5,955
Other trust fees	43,081	43,797	715
Credit costs for trust accounts** (1)	(10,045)	(3,313)	6,732
Losses on loan charge-offs	(9,406)	(3,313)	6,092
Other losses incurred from sales of loans	(639)	—	639
Net interest income	98,507	107,239	8,732
Net fees and commissions	44,691	63,505	18,813
Net trading profits (losses)	(783)	9,439	10,222
Net other business income	1,275	1,963	687
Net gains (losses) on debt securities	(3,521)	2,011	5,533
Non-domestic gross profits	114,876	54,641	(60,234)
Net interest income	104,361	62,896	(41,465)
Net fees and commissions	(490)	(913)	(422)
Net trading profits (losses)	1,186	(4,112)	(5,299)
Net other business income (loss)	9,817	(3,229)	(13,047)
Net gains on debt securities	11,245	1,437	(9,807)
General and administrative expenses	151,040	138,613	(12,426)
Personnel expenses	61,992	49,842	(12,149)
Non-personnel expenses	83,939	82,009	(1,930)
Taxes	5,107	6,761	1,653
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	188,059	185,378	(2,681)
Provision for formula allowance for loan losses (2)	17,479	—	(17,479)
Net business profits	195,493	182,064	(13,428)
Net non-recurring losses	(56,979)	(44,612)	12,367
Credit related costs (3)	(37,090)	(37,672)	(582)
Losses on loan charge-offs	(10,293)	(17,329)	(7,036)
Provision for specific allowance for loan losses	(20,074)	—	20,074
Provision for allowance for loans to specific foreign borrowers	463	—	(463)
Other credit related costs	(7,186)	(20,342)	(13,156)
Net losses on equity securities	(335)	(2,079)	(1,744)
Gains on sales of equity securities	23,284	29,163	5,878
Losses on sales of equity securities	(15,226)	(851)	14,374
Losses on write-down of equity securities	(8,393)	(30,391)	(21,997)
Others	(19,554)	(4,860)	14,694
Ordinary profit	138,513	137,452	(1,061)
Net special gains (losses)	(7,215)	33,082	40,298
Reversal of allowance for loan losses (4)	—	32,363	32,363
Gains on loans charged-off (5)	4,803	6,475	1,671
Losses on impairment of fixed assets	(1,771)	(197)	1,574
Net losses on sales of premises and equipment	(4,540)	(418)	4,121
Amortization of net obligation by the change of accounting policy	(5,141)	(5,141)	(0)
Income before income taxes and others	131,297	170,534	39,236
Income taxes-current	(32,920)	623	33,544
Income taxes-deferred	41,436	65,739	24,303
Net income	122,781	104,171	(18,610)
Notes: * Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal
Total credit costs (1)+(2)+(3)+(4)	(29,656)	(8,622)	21,033
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	(24,852)	(2,147)	22,704

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

9. Average Interest Rate Spread

[Non-Consolidated]

	(percentage per annum)
	For the year ended March 31,		Increase/ (Decrease) (A) - (B)
	2005 (A)	2004 (B)
Total average interest rate on interest-earning assets (a)	1.53	1.62	(0.09)
Average interest rate on Loans and bills discounted	1.11	1.18	(0.06)
Average interest rate on Investment securities	2.02	2.23	(0.21)
Total average interest rate on interest-bearing liabilities (b)	0.46	0.47	(0.01)
Average interest rate on Deposits	0.35	0.30	0.05
Total average interest rate spread (a) - (b)	1.06	1.15	(0.08)

	(percentage per annum)
Average interest rate spread in domestic business segment:
Total average interest rate on interest-earning assets (a)	0.93	0.94	(0.00)
Average interest rate on Loans and bills discounted	1.03	1.09	(0.06)
Average interest rate on Investment securities	0.99	0.93	0.06
Total average interest rate on interest-bearing liabilities (b)	0.12	0.17	(0.05)
Average interest rate on Deposits	0.11	0.14	(0.02)
Total average interest rate spread (a) - (b)	0.81	0.76	0.05

10. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)

(2) Valuation differences

[Consolidated]

	(in millions of yen)
	As of March 31, 2005				As of March 31, 2004
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	5,798	(1,231)	5,968	170	7,030	7,030	0
Securities available for sale	251,313	(65,684)	271,143	19,830	316,997	340,339	23,342
Domestic equity securities	193,905	(3,658)	208,729	14,823	197,564	216,065	18,500
Domestic bonds	28,594	10,191	28,686	92	18,402	19,689	1,286
Other	28,812	(72,217)	33,728	4,915	101,030	104,585	3,554
Total	257,111	(66,916)	277,112	20,001	324,027	347,370	23,342
Domestic equity securities	193,905	(3,658)	208,729	14,823	197,564	216,065	18,500
Domestic bonds	34,337	9,938	34,429	92	24,399	25,686	1,287
Other	28,867	(73,196)	33,953	5,085	102,063	105,618	3,554

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005				As of March 31, 2004
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	5,743	(1,146)	5,743	—	6,889	6,890	0
Securities available for sale	249,121	(65,495)	268,952	19,830	314,617	337,959	23,342
Domestic equity securities	191,714	(3,469)	206,537	14,822	195,184	213,685	18,500
Domestic bonds	28,593	10,191	28,685	91	18,402	19,689	1,286
Other	28,812	(72,217)	33,728	4,915	101,030	104,585	3,554
Total	254,865	(66,642)	274,695	19,830	321,507	344,850	23,342
Domestic equity securities	191,714	(3,469)	206,537	14,822	195,184	213,685	18,500
Domestic bonds	34,337	9,938	34,429	91	24,399	25,686	1,287
Other	28,812	(73,110)	33,728	4,915	101,923	105,478	3,554

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(3) Market value information for securities in trusts with contracts for compensating the principal

Money Trusts (jointly operated designated money in trust)

A. Market Value of Securities	(in millions of yen)
	Trust Assets at period end	Market Value	Valuation Gains
March 31, 2005	237,038	241,947	4,908

   Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 4,428 millions of yen

Loan Trusts

A. Market Value of Securities	(in millions of yen)
	Trust Assets at period end	Market Value	Valuation Gains
March 31, 2005	755	755	—

   Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 4,599 millions of yen

11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]

	(in billions of yen except percentages)
	As of March 31, 2005 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
(1) Risk-adjusted capital ratio	12.72%	(2.30)%	1.00%	15.03%	11.71%
(2) Tier 1 capital	877.1	91.1	67.2	785.9	809.9
(3) Tier 2 capital includable as qualifying capital	693.9	(57.3)	47.9	751.2	645.9
i) The amount of unrealized gains on investment securities, includable as qualifying capital	113.5	(29.0)	22.3	142.6	91.2
ii) The amount of land revaluation excess includable as qualifying capital	(0.5)	(0.0)	(0.1)	(0.4)	(0.4)
iii) Subordinated debt	500.1	15.2	3.5	484.9	496.6
(4) Deductions from total qualifying capital	312.8	296.5	1.7	16.2	311.0
(5) Total qualifying capital (2)+(3)-(4)	1,258.2	(262.6)	113.4	1,520.9	1,144.8
(6) Risk-adjusted assets	9,887.6	(229.4)	117.6	10,117.1	9,770.0

[Non-Consolidated]

	(in billions of yen except percentages)
	As of March 31, 2005 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
(1) Risk-adjusted capital ratio	12.68%	(2.48)%	0.96%	15.16%	11.71%
(2) Tier 1 capital	858.4	82.3	60.2	776.0	798.1
(3) Tier 2 capital includable as qualifying capital	691.8	(56.9)	48.0	748.8	643.8
i) The amount of unrealized gains on investment securities, includable as qualifying capital	112.5	(28.9)	22.1	141.5	90.3
ii) The amount of land revaluation excess includable as qualifying capital	(1.2)	0.0	(0.1)	(1.3)	(1.1)
iii) Subordinated debt	500.1	15.2	3.5	484.9	496.6
(4) Deductions from total qualifying capital	307.9	295.5	—	12.4	307.9
(5) Total qualifying capital (2)+(3)-(4)	1,242.3	(270.1)	108.2	1,512.4	1,134.0
(6) Risk-adjusted assets	9,797.4	(172.9)	118.2	9,970.3	9,679.2

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

2 Loan Portfolio and Other

1.	Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	8,532	(14,921)	(8,144)	23,454	16,677
Past due loans	155,771	(18,596)	(114,325)	174,368	270,096
Accruing loans contractually past due 3 months or more	1	1	(10)	—	11
Restructured loans	98,125	(94,609)	21,063	192,734	77,061

Total	262,431	(128,126)	(101,417)	390,557	363,848

Amount of direct reduction	198,220	(29,508)	(9,966)	227,729	208,186

Loans and bills discounted	8,296,166	(292,760)	(364,036)	8,588,926	8,660,203

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.10%	(0.17)%	(0.08)%	0.27%	0.19%
Past due loans	1.87%	(0.15)%	(1.24)%	2.03%	3.11%
Accruing loans contractually past due 3 months or more	0.00%	0.00%	(0.00)%	—	0.00%
Restructured loans	1.18%	(1.06)%	0.29%	2.24%	0.88%

Total	3.16%	(1.38)%	(1.03)%	4.54%	4.20%

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	8,491	(14,945)	(8,144)	23,436	16,636
Past due loans	155,549	(18,552)	(114,352)	174,102	269,902
Accruing loans contractually past due 3 months or more	1	1	(10)	—	11
Restructured loans	97,834	(93,328)	20,772	191,162	77,061

Total	261,876	(126,824)	(101,735)	388,701	363,612

Amount of direct reduction	197,080	(27,962)	(8,320)	225,042	205,401

Loans and bills discounted	8,302,598	(270,590)	(344,245)	8,573,188	8,646,843

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.10%	(0.17)%	(0.09)%	0.27%	0.19%
Past due loans	1.87%	(0.15)%	(1.24)%	2.03%	3.12%
Accruing loans contractually past due 3 months or more	0.00%	0.00%	(0.00)%	—	0.00%
Restructured loans	1.17%	(1.05)%	0.28%	2.22%	0.89%

Total	3.15%	(1.37)%	(1.05)%	4.53%	4.20%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

[Trust accounts : Loans in Trusts with Contracts for Compensating the Principal]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	1,237	(350)	(149)	1,588	1,386
Past due loans	576	(715)	(87)	1,292	664
Accruing loans contractually past due 3 months or more	259	(111)	(578)	370	837
Restructured loans	23,920	(8,647)	(1,024)	32,568	24,944

Total	25,994	(9,825)	(1,839)	35,819	27,833

Loans and bills discounted	486,451	(135,524)	(64,784)	621,976	551,236

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.25%	(0.00)%	0.00%	0.25%	0.25%
Past due loans	0.11%	(0.08)%	(0.00)%	0.20%	0.12%
Accruing loans contractually past due 3 months or more	0.05%	(0.00)%	(0.09)%	0.05%	0.15%
Restructured loans	4.91%	(0.31)%	0.39%	5.23%	4.52%

Total	5.34%	(0.41)%	0.29%	5.75%	5.04%

[Banking : Non-Consolidated and Trust Accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	9,729	(15,295)	(8,293)	25,025	18,023
Past due loans	156,126	(19,268)	(114,440)	175,394	270,567
Accruing loans contractually past due 3 months or more	261	(109)	(588)	370	849
Restructured loans	121,754	(101,975)	19,748	223,730	102,006

Total	287,871	(136,649)	(103,575)	424,521	391,446

Loans and bills discounted	8,789,050	(406,114)	(409,030)	9,195,165	9,198,080

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.11%	(0.16)%	(0.08)%	0.27%	0.19%
Past due loans	1.77%	(0.13)%	(1.16)%	1.90%	2.94%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	(0.00)%	0.00%	0.00%
Restructured loans	1.38%	(1.04)%	0.27%	2.43%	1.10%

Total	3.27%	(1.34)%	(0.98)%	4.61%	4.25%

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Loans to customers in bankruptcy	9,770	(15,272)	(8,293)	25,042	18,064
Past due loans	156,348	(19,312)	(114,413)	175,660	270,761
Accruing loans contractually past due 3 months or more	261	(109)	(588)	370	849
Restructured loans	122,045	(103,257)	20,039	225,302	102,006

Total	288,426	(137,951)	(103,256)	426,377	391,682

Loans and bills discounted	8,782,618	(428,284)	(428,821)	9,210,903	9,211,439

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.11%	(0.16)%	(0.08)%	0.27%	0.19%
Past due loans	1.78%	(0.12)%	(1.15)%	1.90%	2.93%
Accruing loans contractually past due 3 months or more	0.00%	(0.00)%	(0.00)%	0.00%	0.00%
Restructured loans	1.38%	(1.05)%	0.28%	2.44%	1.10%

Total	3.28%	(1.34)%	(0.96)%	4.62%	4.25%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

2.	Classification of Risk-Monitored Loans

Classification by geographic area

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic*	269,577	(84,645)	(77,952)	354,222	347,529
Overseas*	18,848	(53,306)	(25,304)	72,154	44,152
Asia	396	(3,614)	(553)	4,010	950
Indonesia	21	(465)	(438)	487	460
Thailand	—	(2,699)	—	2,699	—
Hong Kong	—	—	—	—	—
Other	374	(449)	(114)	824	489
United States of America	16,468	(29,991)	(15,551)	46,459	32,019
Other	1,983	(19,700)	(9,199)	21,683	11,182

Total	288,426	(137,951)	(103,256)	426,377	391,682

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Banking : Consolidated and Trust Accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic*	269,577	(84,645)	(77,952)	354,222	347,529
Manufacturing	38,149	(52,406)	(11,916)	90,556	50,066
Construction	26,830	(11,939)	12,176	38,770	14,653
Wholesale and Retail	31,214	(10,545)	(42,785)	41,760	74,000
Banks and other financial institutions	5	(6,575)	(590)	6,580	595
Real estate	40,301	(3,093)	(67,556)	43,395	107,858
Services	71,562	4,965	14,623	66,596	56,938
Other industries	46,748	(4,623)	15,468	51,371	31,279
Consumer	14,763	(427)	2,627	15,190	12,136
Overseas*	18,848	(53,306)	(25,304)	72,154	44,152
Banks and other financial institutions	536	(2,604)	(3,165)	3,140	3,701
Commercial and industrial	10,867	(33,279)	(8,682)	44,147	19,550
Other	7,444	(17,422)	(13,455)	24,867	20,900

Total	288,426	(137,951)	(103,256)	426,377	391,682

Note:* “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

3.	Allowance for Loan Losses

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	162,574	(40,010)	(30,100)	202,584	192,674
Formula allowance for loan losses	80,797	(43,375)	22,282	124,172	58,514
Specific allowance for loan losses	81,775	3,727	(52,027)	78,048	133,802
Allowance for loans to specific foreign borrowers	1	(362)	(356)	363	357

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses	161,977	(40,008)	(29,969)	201,986	191,947
Formula allowance for loan losses	80,665	(43,308)	22,442	123,974	58,223
Specific allowance for loan losses	81,311	3,661	(52,056)	77,649	133,367
Allowance for loans to specific foreign borrowers	1	(362)	(356)	363	357

[Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Special internal reserves	4,844	(1,290)	(639)	6,135	5,483
Allowance for bad debts	545	(254)	(67)	799	613

4.	Coverage Ratio against Risk-Monitored Loans

[Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (a)	162,574	(40,010)	(30,100)	202,584	192,674
Risk-monitored loans (b)	262,431	(128,126)	(101,417)	390,557	363,848
Coverage ratio (a)/(b)	61.94%	10.07%	8.99%	51.87%	52.95%

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Allowance for loan losses (a)	161,977	(40,008)	(29,969)	201,986	191,947
Risk-monitored loans (b)	261,876	(126,824)	(101,735)	388,701	363,612
Coverage ratio (a)/(b)	61.85%	9.88%	9.06%	51.96%	52.78%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

5.	Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Banking : Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Claims to bankrupt and substantially bankrupt debtors	28,617	(17,805)	(5,163)	46,423	33,781
Claims under high risk	144,527	(4,759)	(117,879)	149,286	262,407
Claims under close observation	97,835	(96,944)	20,760	194,779	77,074
Total (1)	270,980	(119,509)	(102,281)	390,490	373,262

Normal claims	8,242,783	(206,021)	(268,832)	8,448,804	8,511,616

[Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Claims to bankrupt and substantially bankrupt debtors	3,925	886	1,308	3,038	2,617
Claims under high risk	1,109	(8,377)	(2,470)	9,486	3,580
Claims under close observation	20,959	(2,334)	(676)	23,294	21,636
Total (1)	25,994	(9,825)	(1,839)	35,819	27,833

Normal claims	460,457	(125,699)	(62,945)	586,156	523,402

[Banking : Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Claims to bankrupt and substantially bankrupt debtors	32,543	(16,919)	(3,855)	49,462	36,398
Claims under high risk	145,637	(13,136)	(120,350)	158,773	265,987
Claims under close observation	118,795	(99,278)	20,084	218,074	98,711
Total (1)	296,975	(129,334)	(104,121)	426,309	401,096

Normal claims	8,703,240	(331,720)	(331,778)	9,034,961	9,035,019

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Banking : Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	202,022	(93,713)	(117,555)	295,735	319,578
Allowance for loan losses	99,960	(10,017)	(35,194)	109,978	135,155
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	102,061	(83,695)	(82,361)	185,757	184,423

Secured coverage ratio (2)/(1)	74.55%	(1.18)%	(11.06)%	75.73%	85.61%

[Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	14,043	(8,206)	(2,006)	22,249	16,049
Allowance for loan losses	—	—	—	—	—
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	14,043	(8,206)	(2,006)	22,249	16,049

Secured coverage ratio (2)/(1)	54.02%	(8.09)%	(3.63)%	62.11%	57.66%

[Banking : Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Secured coverage amount (2)	216,065	(101,919)	(119,562)	317,985	335,627
Allowance for loan losses	99,960	(10,017)	(35,194)	109,978	135,155
Reserve for financial assistance to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	116,104	(91,901)	(84,367)	208,006	200,472

Secured coverage ratio (2)/(1)	72.75%	(1.83)%	(10.92)%	74.59%	83.67%

Secured Coverage of each category of Disclosed Claims under the FRL

[Banking : Non-Consolidated]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)]/ [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	28,617 [46,423	]	2,704 [10,487	]	— —	25,913 [35,935	]	100.00 [100.00	% %]	100.00 [100.00	% %]
Claims under high risk	144,527 [149,286	]	72,866 [60,649	]	— —	55,803 [66,967	]	82.12 [73.67	% %]	89.02 [85.48	% %]
Claims under close observation	97,835 [194,779	]	24,390 [38,841	]	— —	20,343 [82,853	]	31.47 [34.70	% %]	45.72 [62.47	% %]
Sub total (1)	270,980 [390,490	]	99,960 [109,978	]	— —	102,061 [185,757	]	59.17 [53.71	% %]	74.55 [75.73	% %]
Normal claims	8,242,783 [8,448,804	]
Total (2)	8,513,764 [8,839,295	]
Sub total (1) / Total (2)	3.18 [4.41	% %]

Note:	The upper figures are as of March 31, 2005. The lower figures with bracket are as of March 31, 2004.

Coverage ratios for “Claims under high risk” and for “Claims under close observation” are listed under allowance for possible loan losses, following concurrent application of the discount cash flow method.

[Trust accounts]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)	Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)]/ [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	3,925 [3,038	]	— —	— —	3,925 [3,035	]		100.00 [99.89	% %]
Claims under high risk	1,109 [9,486	]	— —	— —	952 [8,562	]		85.87 [90.26	% %]
Claims under close observation	20,959 [23,294	]	— —	— —	9,165 [10,651	]		43.72 [45.72	% %]
Sub total (1)	25,994 [35,819	]	— —	— —	14,043 [22,249	]		54.02 [62.11	% %]
Normal claims	460,457 [586,156	]
Total (2)	486,451 [621,976	]
Sub total (1) / Total (2)	5.34 [5.75	% %]

Note:	The upper figures are as of March 31, 2005. The lower figures with bracket are as of March 31, 2004.

Allowance for possible loan losses are not booked for the trust account, but the Bank executes the direct write-off of trust account “Claims to bankrupt and substantially bankrupt debtors” and “Claims under high risk” in accordance with standards applied to allowance for possible loan losses in the banking account.

The Bank allocated a total of 5.3 billion yen to the special internal reserve and allowance for bad debt in the trust account, as of March 31, 2005.

[Banking : Non-Consolidated and Trust accounts]

(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial assistance to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)]/ [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	32,543 [49,462	]	2,704 [10,487	]	— —	29,839 [38,971	]		100.00 [99.99	% %]
Claims under high risk	145,637 [158,773	]	72,866 [60,649	]	— —	56,756 [75,529	]		89.00 [85.76	% %]
Claims under close observation	118,795 [218,074	]	24,390 [38,841	]	— —	29,509 [93,505	]		45.37 [60.68	% %]
Sub total (1)	296,975 [426,309	]	99,960 [109,978	]	— —	116,104 [208,006	]		72.75 [74.59	% %]
Normal claims	8,703,240 [9,034,961	]
Total (2)	9,000,216 [9,461,271	]
Sub total (1) / Total (2)	3.29 [4.50	% %]

Note:	The upper figures are as of March 31, 2005. The lower figures with bracket are as of March 31, 2004.

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

7.	Progress in the Disposal of Problem Assets [Banking : Non-Consolidated and Trust accounts]

(excluding claims under close observation)

(1)	Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	239.2	136.2	123.5	68.9	42.7	30.0	15.8	8.0	5.0	2.9		(2.1)
Claims under high risk	526.7	455.5	382.9	301.7	184.8	23.8	22.9	1.3	0.6	0.5		(0.0)

Total	766.0	591.8	506.4	370.7	227.6	53.8	38.8	9.3	5.6	3.5	(A)	(2.1	)(B)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	0.1
Loan sales to secondary market	—
Charge-off	(0.0)
Other	2.0
Collection of claims	1.9
Improvements in financial status	0.0

Total	2.1	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	2.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.5
Entrust through the managed trust method to the Resolution and Collection Corporation	0.5

Total	3.5

(2)	Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)
	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	11.0	5.5	4.8	2.8	9.9	9.2	2.8	1.3	0.8		(0.5)
Claims under high risk	133.7	117.5	91.4	76.7	6.8	6.5	0.1	0.1	—		(0.1)

Total	144.8	123.0	96.3	79.6	16.7	15.8	3.0	1.5	0.8	(C)	(0.6	)(D)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	(0.6)
Other	1.2
Collection of claims	1.2
Improvements in financial status	—

Total	0.6	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.8

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(3)	Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	3.0	16.4	1.5	1.4	0.8	0.5	0.6	0.7		0.0
Claims under high risk	80.0	30.2	21.6	6.4	3.7	1.6	0.7	0.0		(0.6)

Total	83.1	46.7	23.2	7.8	4.6	2.2	1.3	0.7	(E)	(0.5	)(F)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	(0.0)
Other	0.5
Collection of claims	0.5
Improvements in financial status	0.0

Total	0.5	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.7

(4)	Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)
	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	6.3	8.9	7.5	4.8	2.0	1.4	1.2		(0.1)
Claims under high risk	68.0	28.4	9.5	6.6	3.7	0.4	—		(0.4)

Total	74.4	37.3	17.1	11.5	5.8	1.9	1.2	(G)	(0.6	)(H)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.0
Other	0.5
Collection of claims	0.5
Improvements in financial status	0.0

Total	0.6	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.2

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(5)	Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	4.3	15.4	13.3	11.2	8.9	6.5		(2.3)
Claims under high risk	89.5	35.9	15.8	11.3	10.7	6.6		(4.0)

Total	93.9	51.3	29.2	22.5	19.6	13.1	(I)	(6.4	)(J)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.2
Charge-off	2.8
Other	2.3
Collection of claims	2.3
Improvements in financial status	0.0

Total	6.4	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	6.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.7

(6)	Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)
	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	25.3	14.0	19.1	15.9	9.4		(6.5)
Claims under high risk	176.6	151.3	61.6	11.7	10.9		(0.8)

Total	202.0	165.3	80.7	27.7	20.3	(K)	(7.3	)(L)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	4.3
Charge-off	(0.5)
Other	3.5
Collection of claims	3.5
Improvements in financial status	0.0

Total	7.3	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.6

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(7)	Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.1	0.2	1.1	0.3		(0.8)
Claims under high risk	32.4	20.8	7.7	6.1		(1.5)

Total	32.6	21.1	8.8	6.4	(M)	(2.3	)(N)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.6
Charge-off	(0.7)
Other	2.4
Collection of claims	2.4
Improvements in financial status	—

Total	2.3	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.0
Quasi-legal liquidation	0.1
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.2

(8)	Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) – (a)
Claims to bankrupt and substantially bankrupt debtors	5.1	1.5	2.5		1.0
Claims under high risk	58.1	34.2	26.4		(7.8)

Total	63.3	35.7	28.9	(O)	(6.8	)(P)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.4
Charge-off	1.1
Other	5.1
Collection of claims	3.4
Improvements in financial status	1.7

Total	6.8	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.2

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(9)	Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of September 30, 2004 (a)	As of March 31, 2005 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.3	2.9		2.6
Claims under high risk	199.5	55.1		(144.3)

Total	199.8	58.1	(Q)	(141.7	)(R)

Progress in the disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2004
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	1.0
Other	140.7
Collection of claims	92.7
Improvements in financial status	47.9

Total	141.7	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.0

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)
	As of March 31,2005
Claims to bankrupt and substantially bankrupt debtors	4.9
Claims under high risk	39.6

Total	44.6	(S)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)
Second half of fiscal 2004
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.2

(11)	Historical trend of problem assets based on the FRL

	(in billions of yen)
	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004 (a)	As of March 31, 2005 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	239.2	147.3	132.0	96.7	60.5	89.7	58.3	49.4	36.3	32.5	(3.8)
Claims under high risk	526.7	589.2	580.5	491.5	401.3	259.3	239.6	158.7	265.9	145.6	(120.3)

Total	766.0	736.6	712.6	588.2	461.8	349.1	298.0	208.2	302.3	178.1	(124.2)

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

8. Classification of Loans by Type of Industry

(1)	Loans by type of industry [Banking:Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	8,090,265	(193,955)	(301,577)	8,284,221	8,391,843
Manufacturing	1,058,040	(124,302)	(47,583)	1,182,342	1,105,623
Agriculture	1,299	(466)	(314)	1,765	1,613
Forestry	—	—	—	—	—
Fishery	22,710	(3,348)	(3,452)	26,058	26,162
Mining	1,977	(2,211)	(1,832)	4,188	3,809
Construction	148,444	(23,241)	(11,203)	171,685	159,647
Utilities	124,972	(9,696)	(4,004)	134,668	128,976
Media and Communication	792,945	(61,003)	(3,458)	853,948	796,403
Wholesale and Retail	577,465	(46,415)	(32,884)	623,880	610,349
Banks and other financial institutions	2,267,747	(60,435)	(465,328)	2,328,182	2,733,075
Real estate	1,114,620	52,215	33,594	1,062,405	1,081,026
Services	665,417	(34,032)	4,888	699,449	660,529
Municipal government	652,470	74,781	208,775	577,689	443,695
Other industries	662,152	44,202	21,224	617,950	640,928
Overseas offices and loans booked at offshore markets	212,332	(76,635)	(42,667)	288,967	255,000

Total	8,302,598	(270,590)	(344,245)	8,573,188	8,646,843

(2)	Domestic consumer loans [Banking:Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	393,626	75,256	37,292	318,370	356,333
Housing loans	371,138	79,118	38,848	292,020	332,289
Others	22,488	(3,861)	(1,555)	26,349	24,044

(3)	Domestic loans to small/medium-sized companies and individual clients [Banking:Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small/medium-sized companies and individual clients	2,842,282	70,900	(45,228)	2,771,382	2,887,510
Percentage to total domestic loans	35.13%	1.67%	0.72%	33.45%	34.40%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(4)	Loans by type of industry [Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	567,621	(168,251)	(83,398)	735,872	651,019
Manufacturing	22,920	(17,265)	(11,133)	40,185	34,053
Agriculture	—	—	—	—	—
Forestry	15	(7)	(4)	22	19
Fishery	1,000	(128)	(64)	1,128	1,064
Mining	24	(37)	(10)	61	34
Construction	1,803	(441)	(207)	2,244	2,010
Utilities	68,973	(24,492)	(10,932)	93,465	79,905
Media and Communication	46,838	(29,149)	(14,765)	75,987	61,603
Wholesale and Retail	5,598	(2,760)	(1,227)	8,358	6,825
Banks and other financial institutions	34,555	(27,671)	(7,741)	62,226	42,296
Real estate	32,872	(32,198)	(27,978)	65,070	60,850
Services	23,349	(2,993)	(1,286)	26,342	24,635
Municipal government	33,727	(2,023)	(1,050)	35,750	34,777
Other industries	295,940	(29,086)	(7,001)	325,026	302,941
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	567,621	(168,251)	(83,398)	735,872	651,019

(5)	Domestic consumer loans [Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	198,593	(29,496)	(13,621)	228,089	212,215
Housing loans	196,656	(28,901)	(13,348)	225,558	210,004
Others	1,936	(594)	(273)	2,530	2,210

(6)	Domestic loans to small/medium-sized companies and individual clients [Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
Domestic loans to small/medium-sized companies and individual clients	377,452	(94,995)	(45,606)	472,447	423,058
Percentage to total domestic loans	66.49%	2.29%	1.51%	64.20%	64.98%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

(7)	Loans by type of industry [Banking: Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic offices (excluding loans booked at offshore markets)	8,657,886	(362,206)	(384,975)	9,020,093	9,042,862
Manufacturing	1,080,961	(141,567)	(58,716)	1,222,528	1,139,677
Agriculture	1,299	(466)	(314)	1,765	1,613
Forestry	15	(7)	(4)	22	19
Fishery	23,710	(3,477)	(3,516)	27,187	27,226
Mining	2,001	(2,248)	(1,842)	4,249	3,843
Construction	150,247	(23,682)	(11,410)	173,929	161,657
Utilities	193,945	(34,189)	(14,936)	228,134	208,881
Media and Communication	839,784	(90,152)	(18,224)	929,936	858,008
Wholesale and Retail	583,065	(49,175)	(34,111)	632,240	617,176
Banks and other financial institutions	2,302,303	(88,106)	(473,069)	2,390,409	2,775,372
Real estate	1,147,493	20,018	5,616	1,127,475	1,141,877
Services	688,766	(37,026)	3,601	725,792	685,165
Municipal government	686,197	72,757	207,725	613,440	478,472
Other industries	958,093	15,117	14,223	942,976	943,870
Overseas offices and loans booked at offshore markets	212,332	(76,635)	(42,667)	288,967	255,000

Total	8,870,219	(438,842)	(427,643)	9,309,061	9,297,862

(8)	Domestic consumer loans [Banking: Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Total domestic consumer loans	592,219	45,760	23,670	546,459	568,549
Housing loans	567,795	50,216	25,500	517,579	542,294
Others	24,424	(4,455)	(1,829)	28,880	26,254

(9)	Domestic loans to small/medium-sized companies and individual clients [Banking: Non-Consolidated and Trust accounts]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) - (B)	(A) - (C)
Domestic loans to small/medium-sized companies and individual clients	3,219,734	(24,095)	(90,834)	3,243,829	3,310,568
Percentage to total domestic loans	37.18%	1.22%	0.57%	35.96%	36.60%

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

9.	Loans and Deposits [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Deposits (ending balance)	10,212,521	(632,209)	(253,484)	10,844,731	10,466,006
Deposits (average balance)	10,496,310	(471,047)	(151,252)	10,967,357	10,647,563
Loans (ending balance)	8,302,598	(270,590)	(344,245)	8,573,188	8,646,843
Loans (average balance)	8,553,419	201,220	33,168	8,352,199	8,520,251

10.	Domestic Deposits [Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Individuals	6,631,809	(102,607)	(84,169)	6,734,416	6,715,979
Corporations and others	2,629,793	(212,510)	(89,719)	2,842,303	2,719,513
Domestic deposits	9,261,602	(315,117)	(173,889)	9,576,720	9,435,492

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11.	Number of Employees [Non-Consolidated]

	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Number of Employees	5,647	(208)	(203)	5,855	5,850

12.	Number of Offices [Non-Consolidated]

	As of March 31, 2005 (A)	Increase/ (Decrease)	Increase/ (Decrease)	As of March 31, 2004 (B)	As of September 30, 2004 (C)
		(A) – (B)	(A) – (C)
Domestic	49	1	3	48	46
Head office and Branches	44	(3)	—	47	44
Sub-branches and Agencies	5	4	3	1	2
Overseas	7	(1)	(1)	8	8
Branches	5	—	—	5	5
Representative offices	2	(1)	(1)	3	3

Total	56	—	2	56	54

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

13.	Status of Deferred Tax Assets [Non-Consolidated]

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]

	(in billions of yen)
	Mar. 31, 2005
		vs. Mar. 31, 2004
Deferred tax assets	250.2	(65.6)
Allowance for loan losses	79.6	(42.0)
Write-down of investment securities	33.0	16.7
Net operating loss carryforwards	142.4	(35.2)
Reserve for employees’ retirement benefits	6.4	0.8
Unrealized losses on securities available for sale	—	—
Other	13.6	(4.0)
Valuation allowance	(24.9)	(1.9)
Deferred tax liabilities	104.6	(25.9)
Gains on placing trust for retirement benefits	—	—
Unrealized gains on securities available for sale	101.7	(26.2)
Other	2.8	0.2
Net deferred tax assets	145.6	(39.6)

[Consolidated]

Net deferred tax assets	146.4	(40.0)

(2)	Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]

(in billions of yen)
FY 2004
Net business profits before credit costs	185.3
Credit related costs	8.6
Income before income taxes	170.5
Reconciliation to taxable income	(84.1)
Taxable income	86.3

(3)	Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]

	(in billions of yen)
	FY 1999	FY 2000	FY 2001	FY 2002	FY 2003
Net business profits before credit costs	177.7	163.0	156.2	178.4	188.0
Credit related costs	147.9	176.4	181.5	144.8	29.6
Income before income taxes	129.5	26.3	(41.9)	(197.9)	131.2
Reconciliation to taxable income	(158.4)	(88.6)	4.6	(199.7)	(39.7)
Taxable income	(28.9)	(62.3)	(37.2)	(397.6)	91.5

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the year ended March 31, 2005, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Realizability of Deferred Tax Assets at March 31, 2005 (Assumptions)

(in billions of yen)
Five year total (2005 to 2009)
Net business profits (based on our business plan) (*1)	973.0
Net business profits (basis of realizability determination) (*2)	879.3
Income before income taxes (basis of realizability determination)	683.1
Taxable income before adjustments (basis of realizability determination) (*3)	756.7
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	570.1
Deferred tax assets at March 31, 2005 (*4)	250.2

(*1)	Before credit costs
(*2)	Based on the scenario that current short-term interest rate level continues for the next five years
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference) Assumptions for Business Plan

	FY 2005	FY 2006	FY 2007	FY 2008	FY 2009
S/T interest rate (3 m/s TIBOR)	0.13%	0.29%	0.41%	0.46%	0.64%
L/T interest rate (10 year JGB)	1.81%	2.22%	2.29%	2.29%	2.58%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

14.	Employees’ Retirement Benefits

(1)	Benefit obligation

[Non-Consolidated]

	(in millions of yen)
	As of March 31, 2005
Projected benefits obligation	(A)	276,472
Fair value of plan assets	(B)	343,696
Prepaid pension cost	(C)	111,105
Reserve for employees’ retirement benefits	(D)	—
Total amount unrecognized	(A-B+C-D)	43,881
Unrecognized prior service cost		(3,194)
Unrecognized net actuarial loss		47,076
Note: Discount rate is 2.2%.

(2)	Net periodic pension cost

[Non-Consolidated]

(in millions of yen)
For the year ended March 31, 2005
Net periodic cost of the employees’ retirement benefits	10,442
Service cost	6,628
Interest cost	5,998
Expected return on plan assets	(16,272)
Amortization of net obligation by the change of accounting policy	5,141
Amortization of prior service cost	(350)
Amortization of net actuarial loss	5,660
Other	3,637

Mitsubishi Tokyo Financial Group, Inc.

(The Mitsubishi Trust and Banking Corporation)

15.	Earning Projections for the Fiscal Year Ending March 31, 2006

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	550.0	210.0	518.9	242.6
Ordinary profit	120.0	40.0	147.0	61.9

Net income	65.0	25.0	109.6	31.1

[Non-Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	520.0	200.0	485.8	227.7
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	180.0	65.0	185.3	87.2
Ordinary profit	110.0	40.0	137.4	59.6

Net income	60.0	25.0	104.1	30.1

[Non-Consolidated and subsidiary ***]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	520.0	200.0	485.8	227.7
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	180.0	65.0	185.3	87.2
Ordinary profit	110.0	40.0	137.4	59.6

Net income	60.0	25.0	104.1	30.1

The Mitsubishi Trust and Banking Corporation will merge with UFJ Trust Bank Limited on October 1, 2005, subject to the approval by the shareholders and the relevant authorities, with The Mitsubishi Trust and Banking Corporation as the surviving entity.

*	The Mitsubishi Trust and Banking Corporation’s operating results and The Mitsubishi Trust and Banking Corporation’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006)
**	the aggregate amount of The Mitsubishi Trust and Banking Corporation’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006) and The Mitsubishi UFJ Trust and Banking Corporation’s projected earnings (from October t
***	The subsidiary is UFJ Trust Equity Co., Ltd.